[BARRICK logo]


YEAR-END REPORT 2004 - FEBRUARY 17, 2005
Based on US GAAP and expressed in US dollars

Barrick Earns $156 Million ($0.29 per share) in Fourth Quarter
Gold Reserves Increase by 14% at Six Development Projects

Highlights
----------

o Fourth quarter net income was $156 million, or $0.29 per share, and full year net income was $248 million, or $0.46 per share. Fourth quarter production was 1.2 million ounces of gold at total cash costs of $221(1) per ounce. Full-year production was 5.0 million ounces at total cash costs of $212(1) per ounce, meeting Barrick's original 2004 production and cost targets during a year of significant cost pressures for the mining industry.

o Gold reserves as at December 31, 2004 stood at 89.1 million ounces(2) based on a $375 gold price, the second largest reserve base in the industry.

o Significant progress continues to be made on the development projects. The first three full years of annual production are expected to average approximately 1.8 million ounces of gold at total cash costs of about $185 per ounce. First production from Tulawaka is expected in the first quarter, and both Lagunas Norte and Veladero are on schedule to begin producing in the third and fourth quarters of this year, respectively. In 2005, these three mines are expected to drive a 10% increase over 2004 production.

o The Company has allocated 6.5 million ounces of its existing gold sales contracts to Pascua-Lama, or roughly 35% of currently identified gold reserves at the project, to provide future financing support. The Corporate gold sales contract position at year end, which excluded the Pascua-Lama contracts, was 7.0 million ounces, or approximately 10% of the Company's non-Pascua-Lama reserves.

o During the fourth quarter, the Company raised $750 million through the sale of long-term debt securities, the proceeds of which will be used primarily for funding construction at Barrick's development projects and for general corporate purposes.

Barrick Gold Corporation today reported earnings of $156 million ($0.29 per share) and operating cash flow of $120 million for the fourth quarter 2004, compared to earnings of $77 million ($0.14 per share) and operating cash flow of $134 million in the year-earlier period.

     The Company's fourth-quarter earnings included a $141-million tax credit and a $15-million after-tax reversal of other accrued costs as a result of a favorable resolution of the Peruvian tax assessment, $48 million in other deferred tax credits, a $24-million after-tax gain on asset sales and a $6-million after-tax non-hedge derivative gain. These were partially offset by after-tax impairment charges totaling $95 million, primarily at Eskay Creek and exploration properties purchased as part of the Arequipa acquisition, and a $15-million after-tax change in asset retirement obligation estimates. Earnings in the prior-year quarter included $41 million in deferred tax credits, a $3-million after-tax gain on asset sales and a $37-million after-tax non-hedge derivative gain, partially offset by $11 million in after-tax litigation

---------------
(1) For an explanation of non-GAAP performance measures, refer to pages 40-41 of Management's Discussion and Analysis found in the Year-End Report 2004.
(2) For a breakdown of reserves by category and additional information on reserves, see the tables and related footnotes on pages 78-82.

costs, after-tax impairment charges totaling $7 million, and a $6-million after-tax change in asset retirement obligation estimates.

     The higher earnings in fourth quarter 2004 were favorably impacted by a $23-per-ounce higher realized gold price, compared to the prior-year period, but were offset by lower gold sales and higher total cash costs.

     "Our fourth quarter operating results were in line with our expectations," said Greg Wilkins, President and Chief Executive Officer. "Looking ahead to 2005, we anticipate our operating performance to benefit over the course of the year as our three new development projects enter into production."

     For 2004, net income was $248 million ($0.46 per share) and operating cash flow was $506 million, compared to net income of $200 million ($0.37 per share) and operating cash flow of $519 million in 2003. Earnings in both years included various items that significantly impacted the comparability of results. These items are summarized in a table on page 15 of this report.


PRODUCTION AND COSTS

For the year, the Company produced 4.96 million ounces of gold at total cash costs of $212 per ounce, compared to 5.51 million ounces at total cash costs of $189 per ounce for 2003. The Company achieved its original overall production and total cash cost guidance for the year, despite the significant cost pressures faced by the mining industry during the year. Barrick continues to have the lowest cash costs of the senior gold producers.

     In fourth quarter 2004, Barrick produced 1.2 million ounces of gold at total cash costs of $221 per ounce, compared to 1.3 million ounces at total cash costs of $199 per ounce for the prior-year quarter.

     The North American region performed well during the quarter with an increase in production over the third quarter 2004 at lower total cash costs. For the year, the region's production was in line with guidance at slightly lower total cash costs.

     In the South American region, fourth-quarter production at Pierina was lower than the prior 2004 quarters and at higher total cash costs. Production for the full year for the region was slightly higher than guidance and, as previously announced, total cash costs were higher than guidance due to mine sequencing changes implemented in the second half of 2004.

     The Australian/African region's production in the fourth quarter was lower than the third quarter 2004 and at higher cash costs due to lower production and higher costs from Plutonic and Bulyanhulu. For the year, the region's production was higher than guidance and at slightly higher total cash costs.


RESERVES

At year-end 2004, the Company had proven and probable reserves of 89.1 million ounces of gold based on a $375 per ounce gold price. The Company met its objective of more than replacing reserves and added 8.6 million ounces prior to production depletion.

     "The increase in our reserve base underscores the high-quality assets Barrick has within its portfolio," said Peter Kinver, Executive Vice President and Chief Operating Officer. "I believe there is potential to grow our reserves further, especially in and around our development projects."

     Silver contained in Barrick's gold reserves at year end is 911 million ounces and is primarily derived from the Pascua-Lama deposit, one of the largest silver resources in the world, which contains 643 million ounces of silver.


DEVELOPMENT PROJECTS UPDATE

Progress on all of Barrick's development projects is going well. Total estimated capital for the four projects under construction - Lagunas Norte, Veladero, Cowal and Tulawaka - is about $1.2 billion, with the first full three years of annual production expected to average approximately 1.8 million ounces of gold at total cash costs of about $185 per ounce. The projects achieved a number of important milestones during the quarter, keeping them on track for scheduled production commencement.

     Progress continues on schedule and on budget at the Lagunas Norte deposit in the Alto Chicama district in


BARRICK YEAR-END 2004                  2                           PRESS RELEASE

Peru, with overall mine development 70% complete. As previously announced, the Lagunas Norte/Alto Chicama Legal Stability Agreement between Barrick and the Peruvian government has been executed, providing greater certainty as to the foreign exchange and fiscal administrative regime for 15 years. Production is expected to commence in the third quarter of 2005. The project's reserves increased by 2.0 million ounces, or 28%, to 9.1 million ounces at year-end 2004.

     At Veladero in Argentina, progress continues with overall mine development over 65% complete. Total estimated construction capital for the project is $540 million. Construction of the plant facilities and crushers is well advanced, and the valley-fill leach facility embankment was substantially completed earlier this year. Mining activities steadily increased during the quarter due to greater equipment availability and productivity improvements. Reserves increased by 1.7 million ounces, or 16%, to 12.8 million ounces at year-end 2004 largely due to a successful drill program during the year. Drilling around the minesite has begun.

     The Company's Cowal project in Australia is progressing well and production is expected to commence in the first quarter 2006. Construction capital, however, is expected to increase from previous guidance to approximately $305 million due to factors including increases in commodity and consumable prices, and the very competitive construction labor market in Australia.

     Mining has commenced at the 70%-owned Tulawaka joint venture in Tanzania. The first gold pour is expected by the end of first quarter 2005.

     At Barrick's Pascua-Lama project that straddles the Chilean and Argentine border, the environmental impact assessments were filed during the fourth quarter with approvals targeted by the end of 2005. Work is ongoing on community and government relations, permitting, protocol implementation and tax stability. The project's gold reserves increased by 0.8 million ounces, or 5%, to 17.6 million ounces at year-end 2004.

     At the East Archimedes project located at the Ruby Hill mine site in Nevada, designed as an open-pit, heap leach operation, the mining fleet has been ordered and permitting work is ongoing. Construction capital is estimated at approximately $75 million over an expected two-year construction phase that begins once permitting is secured. The first gold pour is targeted for mid-2007.

     In Nevada, the power plant site preparation work was completed earlier this year and work on the foundation has begun. Delivery of the first engines is anticipated early in second quarter 2005. The plant is expected to commence operation in fourth quarter 2005.

FINANCIAL POSITION

During the fourth quarter, the Company raised $750 million through the sale of long-term debt securities, the proceeds of which will be used primarily for funding construction at Barrick's development projects and for general corporate purposes. At December 31, 2004, the Company had $1.4 billion in cash available to fund its development projects without the need for any equity dilution. Barrick has the gold mining industry's only A-rated balance sheet, as rated by Standard & Poor's.

     During the quarter, Barrick reduced its fixed-price gold forward sales position by about 200,000 ounces, bringing the reduction for the year to 2 million ounces, in excess of the targeted 1.5 million ounces for 2004.

     Barrick has also allocated 6.5 million ounces of its existing gold sales contracts to Pascua-Lama during the quarter in support of anticipated financing for the project. The Pascua-Lama gold sales position represents just over 35% of currently identified gold reserves at the project and does not impact any of the 643 million ounces of silver contained within the gold reserves. Barrick expects the allocation of these contracts will preclude any requirement by lenders for any incremental gold sales contracts.

     At quarter end, the Company's Corporate gold sales contract position, which excludes Pascua-Lama contracts, was 7.0 million ounces, representing just over one year of future expected gold production and approximately 10% of the Company's reported non-Pascua-Lama proven and probable gold reserves.


BARRICK YEAR-END 2004                  3                           PRESS RELEASE

EXPLORATION UPDATE

During the quarter, Barrick had drill programs underway on 14 properties(3). Early stage exploration was carried out in all regions during the quarter and is helping to identify focus areas for detailed follow-up and drilling in 2005.

     In North America, drill programs at Goldstrike at the North and South Pit targets were completed and successfully converted existing resources to reserves as well as added new resources. The Betze Drift development continued and should be completed in first quarter 2005. Once complete, a resource definition drill program will test the strike length of the North Post orebody. On the Rossi and Dee properties, the underground drill program to better define the Storm resource as well as a pre-feasibility study were completed during the quarter.

     During the fourth quarter, fieldwork commenced in the Frontera District in Chile/Argentina. Target areas, prioritized from the regional compilation completed last quarter, were further evaluated and an aggressive drill program to test initial targets in proximity to Veladero/Pascua-Lama is planned to commence early in 2005. Fieldwork will be carried out on additional targets to focus on specific targets for drill testing later in the year.

     In Peru, drill programs were completed in the Alto Chicama District at Lagunas Sur and Alto La Bandera, located just south of Lagunas Norte. Results are being evaluated. Regional exploration continues to focus and prioritize areas for follow-up in 2005 and drill programs are planned for later in the year.

     In Australia, a drill program commenced at the NW Telfer property and exploration programs were underway in Western Australia.

     In Africa, the Phase II drill program at Buzwagi, located about 80 kilometers south of Bulyanhulu, was completed during the quarter, with positive results.

     "We are extremely pleased with the progress made at Buzwagi during the year. We were able to establish a significant resource and meaningfully advance the project along the pipeline," said Alex Davidson, Executive Vice President, Exploration.

     A scoping study is underway at Buzwagi and additional drilling will be carried out in 2005 to further evaluate extensions to the mineralization and attempt to convert existing resources to reserves as well as add resources.

     Exploration is also ongoing on properties in the Lake Victoria District, with drilling carried out in the Siga Hills area and additional drilling planned on this and other properties in 2005.

     Exploration programs were also carried out in Russia and Central Asia during the quarter.


2005 OUTLOOK

As previously announced, the Company expects 2005 production of 5.4 - 5.5 million ounces at average total cash costs of $220-$230 per ounce, and has a 40% targeted growth plan and gold production target for 2007 of 6.8 - 7.0 million ounces at average total cash costs slightly above $200 per ounce. Production in the second half of 2005 is expected to exceed the first half of the year as the Lagunas Norte mine in the Alto Chicama District in Peru and the Veladero mine in Argentina are targeted to commence production in the third and fourth quarters, respectively. The first half of 2005 is expected to have lower production and higher cash costs, with the second half improving as Lagunas Norte and Veladero come on stream.

     For the year, amortization is expected to be about $475 -$485 million, and administration expense is expected to be approximately $90 million, including an estimated $15 million in costs on adoption of new accounting rules that require the expensing of stock options beginning in the second half of 2005. Exploration, development and business development expense is expected to be approximately $150 million, with the possibility that positive results could lead to additional exploration spending. Capital expenditures for 2005 are anticipated to be approximately $743 million for development (excluding capitalized interest) and $245 million for sustaining capital.


---------------
(3) Barrick's exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick's material properties, see Barrick's most recent Annual Information Form / Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.


BARRICK YEAR-END 2004                  4                           PRESS RELEASE

Key Statistics

                                                        Three months ended               Years ended
(in United States dollars)                                     December 31,              December 31,
                                                        -------------------- --------------------------
(Unaudited)                                                 2004      2003          2004        2003
--------------------------------------------------------------------------- --------------------------
Operating Results
Gold production (thousands of ounces)                      1,169     1,301         4,958       5,510
Gold sold (thousands of ounces)                            1,200     1,361         4,936       5,554

Per Ounce Data
  Average spot gold price                                 $  434    $  392        $  409      $  363
  Average realized gold price                                417       394           391         366
  Total cash costs (1), (3)                                  221       199           212         189
  Amortization (3)                                            76        93            86          90
  Total production costs (3)                                 297       292           298         279
---------------------------------------------------------------------------- --------------------------
Financial Results (millions)
Gold sales                                                $  501    $  536        $1,932      $2,035
Net income                                                   156        77           248         200
Operating cash flow                                          120       140           506         519

Per Share Data (dollars)
  Net income (basic)                                         0.30     0.14          0.47        0.37
  Net income (diluted)                                       0.29     0.14          0.46        0.37
  Operating cash flow (basic)                                0.23     0.25          0.95        0.97
  Operating cash flow (diluted)                              0.22     0.25          0.95        0.97
Weighted average common shares outstanding (millions) (2)     534      535           534         535
---------------------------------------------------------------------------  ---------------------------

                                                          As at         As at
                                                    December 31,  December 31,
                                                    ---------------------------
                                                            2004         2003
-------------------------------------------------------------------------------
Financial Position (millions)
Cash and equivalents                                      $1,398       $  970
Non-cash working capital                                     141           34
Long-term debt                                             1,655          719
Shareholders' equity                                       3,563        3,494
-------------------------------------------------------------------------------

(1)  Comprises cash operating costs, royalties and production taxes.
(2) Fully diluted, includes shares issuable upon exchange of BGI (Barrick Gold Inc.) exchangeable shares.
(3) For an explanation of the use of non-GAAP performance measures refer to pages 40 to 41 of Management's Discussion and Analysis.


BARRICK YEAR-END 2004                  5                     SUMMARY INFORMATION

Production and Cost Summary

                                        Production (attributable ounces)                       Total Cash Costs (US$/oz)
                                -------------------------------------------------   ------------------------------------------------
                                  Three months ended               Years ended         Three months ended               Years ended
                                         December 31,              December 31,               December 31,              December 31,
                                ---------------------- --------------------------   ---------------------- -------------------------
(Unaudited)                         2004        2003         2004         2003           2004        2003         2004         2003
------------------------------------------------------ --------------------------   ----------------------- ------------------------
North America
  Open Pit                       327,706     324,951     1,381,315    1,559,461      $    228    $   250      $    247     $    233
  Underground                    133,833     147,199       561,345      551,664           233        261           255          253
------------------------------------------------------ --------------------------   --------------------- --------------------------
  Goldstrike Property Total      506,539     472,150     1,942,660    2,111,125           230        253           249          238
  Eskay Creek                     73,328      83,387       289,568      352,070             7         20            31           52
  Round Mountain                  83,983      91,059       381,484      392,649           263        190           221          173
  Hemlo                           66,394      64,930       247,440      267,888           231        227           240          226
  Holt-McDermott                       -      23,203        54,578       89,515             -        210           197          239
  Marigold                        15,462      12,953        47,101       47,396           193        187           197          171
------------------------------------------------------ --------------------------   --------------------- --------------------------
                                 745,706     747,682     2,962,831    3,260,643           211        219           221          209
------------------------------------------------------ --------------------------   --------------------- --------------------------
South America
  Pierina                         94,013     205,852       645,874      911,723           146         89           106           83
------------------------------------------------------ --------------------------   ------------------------------------------------
Australia/Africa
  Plutonic                        73,864      88,233       304,468      333,947           251        196           223          193
  Darlot                          27,931      37,336       140,235      154,977           255        182           210          164
  Lawlers                         28,595      27,355       110,374       99,223           249        268           246          249
  Kalgoorlie                     110,041     115,498       444,242      436,098           241        215           231          209
------------------------------------------------------ --------------------------   ------------------------------------------------
                                 240,431     268,442       999,319    1,024,245           246        208           227          200
  Bulyanhulu                      88,562      78,737       349,865      313,551           322        316           283          246
------------------------------------------------------ --------------------------   ------------------------------------------------
                                 328,993     347,159     1,349,184    1,337,796           265        230           241          210
------------------------------------------------------ --------------------------   ------------------------------------------------
Total                          1,168,712   1,300,693     4,957,889    5,510,162      $    221    $   199      $    212     $    189
---------------------------------------------------- ----------------------------   ------------------------------------------------



                                                                Total Production Costs (US$/oz)(1)
                                                        --------------------------------------------------
                                                          Three months ended              Years ended
                                                                December 31,             December 31,
                                                        ---------------------- ---------------------------
(Unaudited)                                                 2004        2003         2004         2003
------------------------------------------------------------------------------ ---------------------------
  Direct mining costs at market foreign exchange rates $      265 $      225    $      248   $      210
  Gains realized on currency hedge contracts                  (24)       (18)          (19)         (12)
  By-product credits                                          (35)       (21)          (30)         (21)
------------------------------------------------------------------------------ ---------------------------
Cash operating costs                                          206        186           199          177
  Royalties                                                    13         10            11            9
  Production taxes                                              2          3             2            3
------------------------------------------------------------------------------ ---------------------------
Total cash costs                                              221        199           212          189
 Amortization                                                  76         93            86           90
----------------------------------------------------------------------------------------------------------
Total production costs                                 $      297 $      292    $      298   $      279
----------------------------------------------------------------------------------------------------------

(1) For an explanation of the use of non-GAAP performance measures refer to pages 27 to 30 of Management's Discussion and Analysis.


BARRICK YEAR-END 2004                  6                     SUMMARY INFORMATION

                  MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")


Core Business                               7                 Overview of 2003 versus 2002                 25
Executive Overview and 2005 Outlook         8                 Balance Sheet                                26
Vision and Strategy                         9               Quarterly Information                          27
Capability to Deliver Results               9               Off-Balance Sheet Arrangements                 28
Impact of Key Economic Trends              11               Liquidity                                      30
Results                                    14               Critical Accounting Polices and Estimates      32
  Overview of 2004 versus 2003             14               Non-GAAP Performance Measures                  37
  Consolidated Gold Production and Sales   15               Cautionary Statement on Forward-Looking
  Results of Operating Segments            16                   Information                                38
  Other Costs and Expenses                 22               Glossary of Technical Terms                    42
  Cash Flow                                24


This MD&A has been prepared as of February 9, 2005, and is intended to supplement and complement our unaudited financial statements and notes thereto for the year ended December 31, 2004 prepared in accordance with United States generally accepted accounting principles, or US GAAP (collectively, our "Financial Statements"). You are encouraged to review our Financial Statements in conjunction with your review of this MD&A. Additional information relating to the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology used in this MD&A that is unique to the mining industry, readers should refer to the glossary on page 42. All dollar amounts in this MD&A are in US dollars, unless otherwise specified. Unless otherwise indicated, the financial information in this MD&A has been prepared in accordance with US GAAP.

For the purposes of preparing this MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, and would reasonably be expected to result in, a significant change in the market price or value of Barrick Gold Corporation's shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if it would significantly alter the total mix of information available to investors. Materiality is evaluated by reference to all relevant circumstances, including potential market sensitivity.

CORE BUSINESS
Barrick Gold Corporation ("Barrick") is one of the world's largest gold producers in terms of market capitalization, annual gold production and gold reserves. Our operations are concentrated in three regions: North America, Australia/Africa and South America.

Over the next two years, after production begins at four of our development projects, we are targeting our annual gold production to grow to 6.8-7.0 million ounces, with South America contributing an increasing proportion of our production. To grow our business, we are also exploring for gold in areas of the world outside of our three regions, particularly in Russia and Central Asia.

          [GRAPHIC OMITTED]

Ounces Produced by Region in 2004

Australia/Africa             27%
South America                13%
North America                60%


We generate revenue and cash flow from the production and sale of gold in both bullion and concentrate form. We sell our gold production through three primary distribution channels: gold bullion is sold in either the gold spot market or under gold sales contracts between Barrick and various third parties, and gold concentrate is sold to independent smelting companies. Selling prices reflect the market price for gold at the time an agreement is reached on pricing.


BARRICK YEAR-END 2004                  7    MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE OVERVIEW AND 2005 OUTLOOK
Our share price appreciated by 6.65% in 2004, outperforming senior gold producers Newmont Mining Corporation, Placer Dome Inc., Anglogold Ashanti Limited and Gold Fields Limited, while the spot gold price appreciated by 5.54% over the same period.

In 2004, we produced 4.96 million ounces of gold at an average total cash cost of $212(1) per ounce, achieving our original guidance for the year. Higher gold production at Goldstrike Open Pit, Goldstrike Underground and Pierina more than offset lower production at the Plutonic, Round Mountain, Darlot and Eskay Creek mine sites. Despite an environment of rising commodity prices, appreciation of currencies against the US dollar, and increased royalty and mining tax payments driven by higher market gold prices, we met our original total cash costs per ounce guidance. Our currency and commodity hedge programs enabled us to mitigate the impact of commodity prices and currency exchange rates on total cash costs per ounce and operating cash flow.

We had earnings of $248 million ($0.46 per share) and generated operating cash flow of $506 million ($0.95 per share) in 2004. Our 2004 earnings and operating cash flow included an after-tax opportunity cost of $89 million ($0.17 per share) due to the voluntary reduction of our fixed-price gold sales contracts, with deliveries into contracts at prices below the prevailing market gold price, and corresponding lower revenues from gold sales. Earnings in 2004 also included tax credits totaling $227 million relating to the resolution of a Peruvian tax assessment and a change in tax status in Australia; as well as impairment charges recorded against long-lived assets of $139 million pre-tax. In 2004, we exceeded our target (of 1.5 million ounces) for reducing our fixed-price gold sales contracts with a reduction of 2 million ounces.

At year-end, we had proven and probable reserves of 89.1 million ounces of gold(2), based on a $375 gold price, after producing 5.5 million contained ounces. Reserve increases in 2004 were due to exploration projects at operating mines and development projects, and a lower cut-off grade as a result of a higher gold price assumption in 2004.

We continue to effectively support and shape our growth profile, incluidng a focus on Russia and Central Asia. We made steady progress on the construction of four new mines, with three of them planned to enter production in 2005. Construction is proceeding on schedule for Lagunas Norte in Peru, Veladero in Argentina, Tulawaka in Tanzania, and Cowal in Australia. We are making progress in planning for our Pascua-Lama Project, which straddles the Chilean and Argentine border, our fifth development project, and East Archimedes which is located in Nevada, our sixth development project.

We have the capital resources to fund our development projects without the need for any equity dilution. During the year, we entered into a nine-year commitment in Argentina for $250 million in Veladero project financing and completed a $750 million public debenture offering. We also continued to optimize our capital structure through a share buyback program. At the same time, we have the gold mining industry's only A-rated balance sheet, as rated by Standard & Poor's.

During 2004, we implemented a number of initiatives to strengthen our organization, including making changes to the composition of our Board of Directors and governance practices as part of a commitment towards improved corporate governance. An organizational redesign was fully implemented in 2004. The new organizational design consolidated life-of-mine accountabilities under our Chief Operating Officer and established regional business units to add greater value to the global enterprise.

We expect 2005 gold production to be between 5.4-5.5 million ounces at an average total cash cost of $220-$230 per ounce, and we remain committed to our 40% targeted growth plan and gold production target for 2007 of 6.8-7.0 million ounces, at total cash costs slightly above $200 per ounce.(3) The first and second quarters of 2005 are expected to have lower production and higher cash costs, with the second half of the year improving as Lagunas Norte and Veladero come on stream.

For the year, amortization is expected to be about $475-$485 million, and administration expense is expected to be approximately $90 million, including an estimated $15 million in costs on adoption of new accounting rules that require the expensing of stock options beginning in the second half of 2005. Exploration, development and business development expense is expected to be approximately $150 million, with the possibility that positive results could lead to additional exploration spending. Capital expenditures for 2005 are anticipated to be approximately $743 million for development excluding capitalized interest of $103 million and $245 million for sustaining capital.

-----------------
(1) Total cash costs per ounce is a non-GAAP performance measure that is used throughout this MD&A. For more information see pages 40 to 41.
(2) For a breakdown of reserves by category and additional information relating to reserves, see page 78 of this Annual Report.
(3) See page 15 for further information on forward-looking estimates of gold production and total cash costs per ounce.


BARRICK YEAR-END 2004                  8    MANAGEMENT'S DISCUSSION AND ANALYSIS

VISION AND STRATEGY
Our vision is to be the world's best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

The overriding goal of our strategy is to create value for our shareholders. To achieve this, cash flow from our mines is consistently reinvested in exploration, development projects and other strategic investments to work towards sustainable growth in production and cash flow. It can take a number of years for a project to move from the exploration stage through to mine construction and production. Our business strategy reflects this long lead time, but shorter-term priorities are also set for current areas of focus.

We use strategic relationships to share risk and expertise. Examples include joint venture arrangements for the Hemlo, Round Mountain and Kalgoorlie mines, and also for exploration programs in certain areas. We have investments in Highland Gold Mining PLC ("Highland Gold") and Celtic Resources Holdings PLC ("Celtic Resources"), as well as strategic alliances with both companies, as part of our plan to develop a business unit in Russia and Central Asia.


Long-term Strategy Elements                            Focus Areas                                     Measures
---------------------------  ------------------------------------------------------------  ---------------------------------------
Growth in reserves and        o  Growth at existing mine sites by finding new resources    o  Additions to reserves and resources.
production                       and converting to reserves.                               o  Consistent investment in exporation
                              o  Growth through successful exploration focused principally    and development.
                                 in key exploration districts (Goldstrike, Frontera, Lake  o  Growth in annual gold production.
                                 Victoria, Alto Chicama) and in Russia/Central Asia.       o  Size of gold reserves.
                              o  Execute the development and construction of Veladero,     o  Construction progress versus
                                 Lagunas Norte, Tulawaka, Cowal, Pascua-Lama and East         schedules.
                                 Archimedes.                                               o  Actual construction costs.
                              o  Develop a business unit in Russia/Central Asia through    o  Status of regulatory requirements.
                                 investments in, and strategic alliances with Highland
                                 Gold and Celtic Resources.
---------------------------  ------------------------------------------------------------  ---------------------------------------
Operational excellence        o  Control costs.                                            o  Total cash costs per ounce.(1)
                                 o  Global supply chain management.                        o  Amortization per ounce.(1)
                                 o  Continuous improvement initiatives.                    o  Ore throughput.
                                 o  Currency, interest rate and fuel/propane hedge         o  Equipment utilization statistics.
                                    programs.                                              o  Liquidity - operating cash flow and
                              o  Optimize productivity through continuous improvement         credit rating.
                                 initiatives.                                              o  Key balance sheet ratios.
                              o  Effective assessment and management of risk.
                              o  Effective capital allocation and management.
                              o  Sourcing of funding for capital needs.
---------------------------  ------------------------------------------------------------  ---------------------------------------
Strengthen the organization   o  Workforce - identify and develop talent.                  o  Talent review and performance
                              o  Leadership development and succession planning.              management.
                              o  Adopt best practices in corporate governance, including   o  Compliance with Sarbanes-Oxley Act.
                                 strenghtening internal controls.
---------------------------  ------------------------------------------------------------  ---------------------------------------
Responsible mining           o  Reinforce health and safety culture.                       o  Safety leadership and other training
                             o  Enhance environmental performance, including use of           initiatives.
                                innovative technology ot protect the environment.          o  Medical aid injury frequency.
                             o  Maintain positive community and government relations.      o  Environmental performance.
---------------------------  ------------------------------------------------------------  ---------------------------------------

(1) Total cash costs per ounce and amortization per ounce are non-GAAP performance measures. For more information, see pages 40 to 41.


CAPABILITY TO DELIVER RESULTS
Resources and processes provide us with the capability to execute our strategy and deliver results. Our critical resources and processes are as follows:

Critical Non-Capital Resources and Processes

Experienced Management Team and Skilled Workforce
We have an experienced management team that has a proven track record in the mining industry. Our management team is critical to the achievement of our strategic goals, and we are focused on retaining and developing key members. The team is focused on the execution of our strategy and business plan. Strong leadership and governance are critical to the successful implementation of our core strategy. We are focusing on leadership development for key members of executive-level and senior mine management.


BARRICK YEAR-END 2004                  9    MANAGEMENT'S DISCUSSION AND ANALYSIS

A skilled workforce is one of our most significant non-capital resources. Competition for appropriately trained and skilled employees is high in the mining industry. Employee retention, the ability to recruit skilled employees, and labor relations have a significant impact on the effectiveness of our workforce, and ultimately the efficiency and effectiveness of our operations. We maintain training programs to develop the skills that certain employees need to fulfill their roles and responsibilities. The remote nature of many mine sites can present a challenge to us in maintaining an appropriately skilled workforce. Priorities for our Human Resources group include strengthening our workforce and developing leadership and succession capabilities by focusing on attracting and retaining the best people, as well as enhancing the process for identifying and developing the leadership pool. We are implementing Human Resources systems solutions to enhance our ability to analyze and compare labor costs, productivity and other key statistics to better manage the effect our workforce has on our mining operations.

Health and Safety
As part of our commitment to corporate responsibility, we focus on continuously improving health and safety programs, systems and resources to help control workplace hazards. Continuous monitoring and integration of health and safety into decision-making enables us to operate effectively, while also focusing on health and safety. Key areas of focus include safety leadership through training and risk management practices; designing and enhancing processes and programs to ensure safety requirements are met; and communicating a safety culture as part of Company and personal core values.

Environmental
We are subject to extensive laws and regulations governing the protection of the environment, endangered and protected species, waste disposal and worker safety. We incur significant expenditures each year to comply with such laws and regulations. We seek to continuously implement operational improvements to enhance environmental performance. We also integrate environmental evaluation, planning, and design into the development stage of new projects to ensure environmental matters are identified and managed at an early stage.

Cost Control
Successful cost control depends upon our ability to obtain and maintain equipment, consumables and supplies as required by our operations at competitive prices. Through a culture of continuous improvement, we are also focusing on identifying and implementing steps to make our operations more effective and efficient.

Our Supply Chain group is focusing on improving long-term cost controls and sourcing strategies for major consumables and supplies used in our mining activities through global commodity purchasing teams. They are also focusing on knowledge sharing across our global business and implementing best practices in procurement. We are developing strategies to help us analyze and source consumables and supplies at the lowest cost over the life of a mine, as well as long-term alliances with suppliers.

Maintenance is a significant component of our operating costs. Our Global Maintenance team is working to reduce maintenance costs and increase equipment utilization through an internal maintenance community. Key areas of focus include setting standards for maintenance to optimize usage of mine equipment and enable cost- effective purchasing of mine equipment. They are implementing a global maintenance system to facilitate sharing of best practices and tracking of capital equipment statistics such as utilization, availability and useful lives.

Technology
Our Information Technology group monitors significant risks, such as security, the risk of failure of critical systems, risks relating to the implementation of new applications, and the potential impact of a systems failure. They are implementing strategies to manage these risks, including ongoing enhancements to security; monitoring of operating procedures; the effectiveness of system controls to safeguard data; evaluating technology resources; and maintaining disaster recovery plans. Other areas of focus include reducing technology diversity through standardizing systems solutions, and ongoing analysis of business needs and the potential benefits that can be gained from new applications.

Internal Controls
We maintain a system of internal controls designed to safeguard assets and ensure financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls and implement control enhancements, where appropriate, to improve the effectiveness of controls. In 2004 and 2003, we focused on the design, testing and assessment of the effectiveness of internal controls to enable us to meet the certification and attestation requirements of the Sarbanes-Oxley Act. We presently file management certifications annually under Section 302 and Section 906 and expect to comply with the reporting requirements of Section 404 as required by law.


BARRICK YEAR-END 2004                  10   MANAGEMENT'S DISCUSSION AND ANALYSIS

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents.

Critical Capital Resources and Processes
We expect to fund capital requirements of about $2.5 billion over the next four years to finish construction activities at our development projects and for a power plant to supply our Goldstrike mine. Adequate funding is in place or available for all our development projects. We plan to put in place project financing for a portion of the expected construction cost of Pascua-Lama, however, if we are unable to do so because of unforeseen political or other challenges, we expect to be able to fund the capital required through a combination of existing capital resources and future operating cash flow.

We may also invest capital in Russia and Central Asia in 2005 to exercise certain rights we hold through agreements with Highland Gold and Celtic Resources to acquire interests in various mineral properties, and also to acquire future common shares of Celtic. These rights are described in note 10 to the Financial Statements. We expect that any capital required will be funded from a combination of our existing cash position and operating cash flow in 2005.

IMPACT OF KEY ECONOMIC TRENDS
1   Higher Market Gold Prices

                                 [GRAPH OMITTED]
                                  Gold Prices

Market gold prices are subject to volatile price movements over short periods of time, and are affected by numerous industry and macroeconomic factors that are beyond our control. The US dollar gold price has increased over the past few years, mainly due to the weakening of the US dollar against most major currencies, a decline in gold supply and an increase in demand for gold. The gold price over the last few years has had a high correlation with the US dollar, and we expect this correlation to continue.

With global financial markets experiencing significant volatility, political and security issues in a state of uncertainty, and with the US dollar -- the "secure investment of choice" globally -- coming under pressure, the global investment community has re-awakened to the potential for gold as an alternative investment vehicle. The past few years have seen a resurgence in gold as an investment vehicle, and we believe the prospects for gold to experience further investment interest are good, particularly in light of expected global economic/political uncertainties going forward. We believe that the introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds - "ETFs") will further enhance gold's appeal to investors.

Our revenues are significantly impacted by the market price of gold. We have historically used fixed-price gold sales contracts to provide protection in periods of low market gold prices, but since 2001 we have been focusing on reducing the level of outstanding fixed-price gold sales contracts. In 2004, we reduced our fixed-price gold sales contracts by 2 million ounces. The terms of our fixed-price gold sales contracts enable us to deliver gold whenever we choose over the primarily ten-year term of the contracts. Our fixed-price gold sales contracts have allowed us to benefit from higher market gold prices, while the flexibility implicit in contract terms allows us to reduce the outstanding sales contracts over time.

Over the last three years, our realized gold sales prices have largely tracked the rising market gold price. Periods when our average realized price was below average market prices were primarily caused by us voluntarily choosing to deliver into gold sales contracts at prices lower than prevailing market prices to reduce outstanding gold sales contracts. We view the outlook for market gold prices to be positive due to our view of a declining US dollar and the present supply/demand fundamentals. In the future, we expect to be able to benefit from higher gold prices. The flexibility under our fixed-price gold sales contracts will enable us to deliver gold at market prices, however, if we choose to deliver a portion of our production under gold sales contracts, the prices for those deliveries may be below prevailing market prices.


BARRICK YEAR-END 2004                  11   MANAGEMENT'S DISCUSSION AND ANALYSIS

2 Higher Market Silver Prices

                                 [GRAPH OMITTED]
                               Spot Silver Prices


Market silver prices are subject to volatile price movements over short periods of time, and are affected by numerous industry and macroeconomic factors that are beyond our control. Market silver prices have increased since late 2003 mainly due to increasing investment and industrial demand, along with higher world economic growth in 2004. Market prices fluctuated in 2004 as higher prices caused demand from jewelry and silverware fabrication to decrease. An expected decline in the use of silver for photographic film due to increases in digital photography may negatively impact market prices, but this trend has been partly offset by increased demand for photographic film in developing countries.

Market silver prices impact the value of silver produced as a by-product at some of our mines. When the silver price increases, by-product credits increase and our total cash costs per ounce decrease. In the past, we have used silver sales contracts to sell a portion of our annual silver production, which has helped to mitigate the impact of volatility in market prices, and we may use such contracts in the future. The flexibility under our silver sales contracts allows us to benefit from higher market silver prices by choosing to deliver silver production into the silver spot market. If we choose to deliver a portion of our silver production under silver sales contracts, the prices for those deliveries may be below prevailing market prices.

3 Weakening of the US dollar Against Major Currencies

                                 [GRAPH OMITTED]
                   AUS$ Spot and Average Monthly Hedge Rates


                                 [GRAPH OMITTED]
                   CAD$ Spot and Average Monthly Hedge Rates


The US dollar significantly depreciated against many major currencies in 2003 and 2004. The weakening of the US dollar was largely due to a record US trade deficit and low interest rates that, after taking into account inflation, provided negative real returns. As these conditions remain, and as the United States seeks to improve the competitiveness of its exports, further devaluation of the US dollar may occur.

Results of our mining operations in Australia and Canada, reported in US dollars, are affected by exchange rates between the Australian and Canadian dollar and the US dollar, because a portion of our annual expenditures are based in local currencies. A weaker US dollar causes costs reported in US dollars to increase, because local currency denominated expenditures have become more expensive in US dollars. We have a currency hedge position as part of our strategy to control costs by mitigating the impact of a weaker US dollar on Canadian and Australian dollar-based expenditures. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2004 - $96 million; 2003 - $58 million; 2002 - $7 million. These gains are included in our operating costs.

At December 31, 2004, we had hedged local currency-based expenditures for about the next three years at average exchange rates that are more favorable than market rates in early 2005. The average rates for currency contracts designated against operating costs over the next three years are $0.64 for Australian dollar contracts and $0.72 for Canadian dollar contracts. Further details of our currency hedge position are included in note 16 to the Financial Statements. Beyond three years, most of our local currency denominated costs are subject to market currency exchange rates. If the trend of a weakening US dollar continues, we do not expect that this will significantly impact our results of operations over the next three years because of the protection we have under our currency hedge position. Beyond the next three years, our results could be affected, depending upon whether we add to our currency hedge positions in the future.


BARRICK YEAR-END 2004                  12   MANAGEMENT'S DISCUSSION AND ANALYSIS

4  Higher Energy Prices


                               [GRAPHIC OMITTED]
                             Crude Oil Market Price


Diesel Fuel and Propane
Prices of commodities, such as diesel fuel and propane, are subject to volatile price movements over short periods of time and are affected by factors that are beyond our control. Annually, we consume about 1.3-1.7 million barrels of diesel fuel and 20-25 million gallons of propane at our mines. The cost of these commodities affects our costs to produce gold.

Crude oil is refined into diesel fuel that is used by us at our mines. Due mainly to global supply shortages and a weakening US dollar, crude oil prices rose in 2004, with a corresponding rise in diesel fuel prices. To control costs by mitigating the impact of rising diesel fuel prices, we put in place a fuel hedge position of 2.4 million barrels, a portion of estimated future diesel fuel consumption over the next three years with an average cap price of $39 per barrel and participation to an average floor price of $29 per barrel on about half the position. In 2004, we realized benefits in the form of hedge gains totaling $4 million when contract prices were compared to market prices. If the trend of increasing diesel fuel prices continues, this could impact future gold production costs, albeit mitigated by our present fuel hedge position. We also have a propane hedge position of 29 million gallons at an average price of $0.79 per gallon, that will help to control the cost of a portion of propane consumption at our mining operations over the next two years, and mitigate the impact of volatility in propane prices.

Electricity
Electricity prices have risen in recent years as a result of diesel fuel price increases and natural gas demand, as well as excess demand for electricity. Annually we consume about 1.3-1.5 billion kilowatts of electricity at our mines. Fluctuations in electricity prices or in electricity supply impact costs to produce gold. To control electricity costs, we are building a 115-megawatt natural gas-fired power plant in Nevada that will supply our Goldstrike mine, and reduce the mine's dependence on the regulated utility in Nevada. The sourcing of electricity from this power plant is expected to reduce total cash costs by an average of about $10 per ounce at Goldstrike over the remaining life of the mine, compared to recent costs of obtaining power from the regulated power utility. The plant is targeted to begin operating in fourth quarter 2005. We are also entering into long-term power supply arrangements for some mines; building powerlines to link into power grids; actively reviewing alternative sources of supply of electricity; and looking at other options across many of our larger mines and development projects.


5 Other Inflationary Cost Pressures
The mining industry has been experiencing significant inflationary cost pressures with increasing costs of labor and prices of consumables such as steel, concrete and tires. The cost of consumables such as steel and concrete mainly impacts mine construction costs. The costs of tires mainly impacts cash production costs. For steel in particular, world demand in excess of supply caused steel prices to increase significantly in 2004. We are directly and indirectly impacted by rising steel prices through the cost of new mine equipment and grinding media, as well as structural steel used in mine construction. We are focusing on supply chain management and continuous improvement initiatives to mitigate the impact of higher steel prices, including controlling usage and extending the life of plant and equipment, where possible.

6 Declining US dollar interest rates

                                 [GRAPH OMITTED]

US dollar interest rates have been relatively low by historic standards over the past three years due mainly to ongoing weak economic conditions; easy monetary policies; low inflation expectations; and increasing demand for low-risk investments. This lower interest-rate environment has enabled us to secure new souces of financing in 2004 at relatively attractive interest rates.

Volatility in interest rates mainly affects interest receipts on our cash balances ($1,398 million outstanding at the end of 2004), and interest payments on variable-rate long-term debt ($411 million outstanding at the end of 2004). Based on the relative amounts of variable-rate financial assets and liabilities at the end of 2004, declining interest rates would have a negative impact on


BARRICK YEAR-END 2004                  13   MANAGEMENT'S DISCUSSION AND ANALYSIS
our results. In the future we expect these relative amounts to change as we invest cash in our development projects. The amount of cash balances may decrease from levels at December 31, 2004, subject to the amount of operating cash flow we generate in the future, as well as other sources of and uses for cash. In response to the volatility in interest rates, we have used interest rate swaps to alter the relative amounts of variable-rate financial assets and liabilities and to mitigate the overall impact of changes in interest rates. Management of interest-rate risk takes into account the term structure of variable-rate financial assets and liabilities. On $300 million of our cash balances, we have fixed the interest rate through 2008 at 3.3%. On our Bulyanhulu project financing, we have fixed the Libor-based rate for the remaining term of the debt at 4.45%. These interest rate swaps have provided benefits to us in the form of hedge gains, when rates under the swaps are compared to market interest rates, totaling $16 million in 2004, $13 million in 2003 and $6 million in 2002. In the future we may alter the notional amounts of interest rate swaps outstanding, as the relative amounts of variable-rate assets and liabilities change, to attempt to manage our exposure to interest rates.

Interest rates have historically been correlated with forward gold prices compared to current market prices. In periods of higher interest rates, forward gold prices have generally been higher. Consequently in periods of higher interest rates we have been able to secure more favorable future prices under fixed-price gold sales contracts.


RESULTS
Selected Annual Information
For the years ended December 31
($ millions, except per share and per ounce data in dollars)


-------------------------------------------------------------------------------
                              Targets for 2004(1)         2004     2003    2002
-------------------------------------------------------------------------------
Gold production ('000s oz)            4,900-5000         4,958    5,510   5,695
-------------------------------------------------------------------------------
Gold sales
  '000s oz                                               4,936    5,554   5,805
  $ millions                                            $1,932   $2,035  $1,967
-------------------------------------------------------------------------------
Market gold price(3)                                       409      363     310
-------------------------------------------------------------------------------
Realized gold price(3)                                     391      366     339
-------------------------------------------------------------------------------
Total cash costs (3),(4)                $205-215           212      189     177
-------------------------------------------------------------------------------
Amortization                             480-490           452      522     519
-------------------------------------------------------------------------------
Net income                                                 248      200     193
-------------------------------------------------------------------------------
Net income per share
-------------------------------------------------------------------------------
Basic                                                     0.47     0.37    0.36
-------------------------------------------------------------------------------
Diluted                                                   0.46     0.37    0.36
-------------------------------------------------------------------------------
Dividends per share                                       0.22     0.22    0.22
-------------------------------------------------------------------------------
Cash inflow (outflow)
-------------------------------------------------------------------------------
  Operating activities                                     506      519     588
-------------------------------------------------------------------------------
  Capital expenditures                  (900)(2)          (824)   (322)   (228)
-------------------------------------------------------------------------------
  Financing activities                                     741    (266)    (61)
-------------------------------------------------------------------------------
Total assets                                             6,274    5,358   5,261
-------------------------------------------------------------------------------
Total long-term financial liabilities                    1,707      789     819
-------------------------------------------------------------------------------
Gold reserves (millions of contained oz)                  89.1     85.9    86.9
-------------------------------------------------------------------------------
Fixed-price gold sales contarcts
  (millions of oz)                                        13.5     15.5    18.1
-------------------------------------------------------------------------------

(1)  As disclosed in the 2003 Annual Report.
(2)  As disclosed in the second quarter 2004 report.
(3)  Per ounce weighted average.
(4) For an explanation of the use of non-GAAP performance measures, refer to pages 40 to 41 of Management's Discussion and Analysis.


OVERVIEW OF 2004 VERSUS 2003
Earnings
In 2004, higher cash production costs were offset by higher gold selling prices, but earnings were impacted by lower gold sales volumes. Based on the difference between average realized gold prices and average total production costs per ounce, the impact of lower sales volumes was to decrease pre-tax earnings by about $54 million.

As expected, gold production in 2004 was lower than 2003, and total cash costs per ounce were higher, mainly due to the expected mining of lower ore grades in 2004. Higher spot gold prices enabled us to realize higher selling prices for our gold production, and mitigate the impact on revenue of 11% lower sales volumes. We sold about 59% of our production into the spot market, and 41% into our gold sales contracts at prices lower than prevailing market prices. By voluntarily delivering into some of our gold sales contracts, we reduced our fixed-price gold sales contracts by 2 million ounces, and we accepted an $89 million opportunity cost, compared to delivering all of our production at market prices, with corresponding lower revenues from gold sales.

Earnings in 2004 benefited from $25 million lower pre-tax interest expense, a $203 million income tax recovery, and pre-tax gains on sale of assets totaling $34 million, partly offset by pre-tax impairment charges totaling $139 million on long-lived assets. Interest expense decreased by $25 million mainly due to amounts capitalized at development projects in 2004. The $203 million income tax recovery in 2004 included a credit of $141 million following the resolution of a tax assessment in Peru, and a credit of $81 million due to a change in tax status in Australia following the adoption of certain aspects of new tax legislation. Earnings in 2003 included a $60 million post-tax non-hedge derivative gain (2004 - $9 million post-tax) and deferred tax credits totaling $62 million, partly offset by post-tax charges of $11 million on settlement of the Inmet litigation and $17 million for the cumulative effect of accounting changes.


BARRICK YEAR-END 2004                  14   MANAGEMENT'S DISCUSSION AND ANALYSIS

------------------------------------------------------------------------------------------------------------------------------
Special Items - Effect on earnings increase (decrease) ($ millions)
For the years ended December 31                                     2004                 2003                   2002
                                                             Pre-Tax    Post-Tax   Pre-Tax   Post-Tax    Pre-Tax    Post-Tax
------------------------------------------------------------------------------------------------------------------------------
Non-hedge derivative gains (losses)                            $   5       $   9     $  71      $  60     $  (6)       $   6
------------------------------------------------------------------------------------------------------------------------------
Inmet litigation costs                                             -           -      (16)       (11)          -           -
------------------------------------------------------------------------------------------------------------------------------
Gains on asset sales                                              34          28        34         27          8           5
------------------------------------------------------------------------------------------------------------------------------
Impairment charges on long-lived assets                        (139)        (96)       (5)        (3)       (11)         (11)
------------------------------------------------------------------------------------------------------------------------------
Impairment charges on investments                                (5)         (5)      (11)       (11)          -           -
------------------------------------------------------------------------------------------------------------------------------
Changes in asset retirement obligation cost estimates           (22)        (17)      (10)       (10)          -           -
------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes                            -           -      (17)       (17)          -           -
------------------------------------------------------------------------------------------------------------------------------
Resolution of Peruvian tax assessment
------------------------------------------------------------------------------------------------------------------------------
  Outcome of tax uncertainties                                     -         141         -          -          -           -
------------------------------------------------------------------------------------------------------------------------------
  Reversal of other accrued costs                                 21          15         -          -          -           -
------------------------------------------------------------------------------------------------------------------------------
Deferred tax credits
------------------------------------------------------------------------------------------------------------------------------
  Change in Australian tax status                                  -          81         -          -          -           -
------------------------------------------------------------------------------------------------------------------------------
  Release of valuation allowances/outcome of uncertainties         -           5         -         62          -          22
------------------------------------------------------------------------------------------------------------------------------
Total                                                          (106)         161        46         97        (9)          22
------------------------------------------------------------------------------------------------------------------------------


Cash Flow
Our closing cash position at the end of 2004 increased by $428 million to $1,398 million. Operating cash flow decreased slightly in 2004 mainly due to the lower gold sales volumes and increases in supplies inventory at our development projects, partly offset by lower payments for income taxes. Capital expenditures increased by $502 million to $824 million mainly due to construction activity at our development projects. We received $974 million from new financing put in place primarily to fund construction at our development projects; we paid dividends totaling $118 million and we spent $95 million on our share buyback program.

CONSOLIDATED GOLD PRODUCTION AND SALES
Gold production and production costs
By replacing gold reserves depleted by production year over year, we can maintain production levels over the long term. If depletion of reserves exceeded discoveries over the long term, then we may not be able to sustain gold production levels. Reserves can be replaced by expanding known orebodies or by locating new deposits. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. Given that gold exploration is speculative in nature, some exploration projects may prove unsuccessful.

Our financial performance is affected by our ability to achieve targets for production volumes and total cash costs. We prepare estimates of future production and total cash costs of production for our operations. These estimates are based on mine plans that reflect the expected method by which we will mine reserves at each mine, and the expected costs associated with the plans. Actual gold production and total cash costs may vary from these estimates for a number of reasons, including if the volume of ore mined and ore grade differs from estimates, which could occur because of changing mining rates; ore dilution; metallurgical and other ore characteristics; and short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. Total cash costs per ounce are also affected by changing waste-to-ore stripping ratios, ore metallurgy that impacts gold recovery rates, labor costs, the cost of mining supplies and services, and foreign currency exchange rates. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.

In 2004, production from our portfolio of mines was in line with plan. As expected, production in 2004 was 10% lower than in 2003 primarily as a result of mining lower-grade ore at Goldstrike Open Pit, Pierina and Eskay Creek, partly offset by higher production at Bulyanhulu. Ounces sold decreased by 11% compared to 2003, consistent with the lower production levels. As our development projects commence production beginning in 2005, we are targeting annual gold production to rise to between 6.8 and 7.0 million ounces by 2007 at total cash costs slightly above $200 per ounce. In 2005, we expect to produce about 5.4-5.5 million ounces at total cash costs of between $220 and $230 per ounce.


BARRICK YEAR-END 2004                  15   MANAGEMENT'S DISCUSSION AND ANALYSIS

Our Pierina and Eskay Creek mines produced about 17 million ounces of silver by-products in 2004. The incidental revenue from sales of silver is classified as a component of our reported "total cash costs per ounce" statistics, which is one of the key performance measures that we use to manage our business. At December 31, 2004, the silver content in our gold reserves was about 911 million ounces. After production begins at Pascua- Lama, we expect that our annual silver production will increase significantly.

Consolidated total cash costs per ounce
For the years ended December 31 (in dollars per ounce)
                                      Target
                                     for 2004    2004          2003      2002
--------------------------------------------------------------------------------
Cost of sales(1)                               $  248      $  210      $  191
Currency hedge gains                              (19)        (12)         (1)
By-product credits                                (30)        (21)        (20)
--------------------------------------------------------------------------------
Cash operating costs                              199         177         170
--------------------------------------------------------------------------------
Royalties/mining taxes                             13          12           7
--------------------------------------------------------------------------------
Total cash costs(2)                  $205-215  $  212      $  189      $  177
--------------------------------------------------------------------------------

(1)  At market currency exchanges rates.
(2) For an explanation of the use of non-GAAP performance measures, refer to pages 40 to 41 of Management's Discussion and Analysis.

Total cash costs for 2004 were in line with the original full-year guidance. As expected, total cash costs in 2004 were higher than in 2003, primarily due to processing lower-grade ore at Goldstrike Open Pit, Round Mountain and Pierina, combined with the effect of changes in average currency hedge rates on total cash costs at our Australian mines.

Revenue from gold sales
We realized an average selling price of $391 per ounce for our gold production in 2004, compared to $366 per ounce in 2003, when average market gold prices were lower. Our average realized price in 2004 reflects delivery of 59% of ounces sold into the spot market at market prices, and 41% into gold sales contracts at selling prices below prevailing market prices. We exceeded our target for reducing our fixed-price gold sales contracts by 0.5 million ounces in 2004, ending the year with a 2 million ounce reduction. The price realized for gold sales in 2005 and beyond will depend upon spot market conditions and the selling prices of any gold sales contracts into which we voluntarily deliver, which could be below prevailing spot market prices.

RESULTS OF OPERATING SEGMENTS
In our Financial Statements we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment operating costs and amortization of segment property, plant and equipment. Our segments include: producing mines, development projects and our corporate exploration group. For each segment, factors influencing consolidated realized gold prices apply equally to the segments, and therefore the factors have not been repeated in the discussion of individual segment results. We monitor segment operating costs using "total cash costs per ounce" statistics that represent segment operating costs divided by ounces of gold sold in each period. The discussion of results for each segment focuses on this statistic in explaining changes in segment operating costs. We also discuss significant variances from prior public guidance for gold production and total cash costs per ounce statistics for each segment.

Conducting mining activities in countries outside North America subjects us to various risks and uncertainties that arise from carrying on business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or fiscal policies; interpretation of foreign taxation legislation; and tax implications on repatriation of foreign earnings. We monitor these risks on an ongoing basis and mitigate their effects where possible, but events or changes in circumstances could materially impact our results and financial condition.

For development projects, we prepared estimates of capital expenditures; reserves and costs to produce reserves. We also assess the likelihood of obtaining key governmental permits, land rights and other governmenta approvals. Estimates of capital expenditures are based on studies completed for each project, which also include estimates of annual production and production costs. Adverse changes in any of the key assumptions in these studies or other factors could affect estimated capital expenditures, production levels and production costs, and also the economic feasibility of a project. We take steps to mitigate potentially adverse effects of changes in assumptions or other factors. Prior to the commencement of production, the segment results for development projects reflect expensed mine development and mine start-up costs.

NORTH AMERICA
In 2004, production was at the low end of the original guidance for the year and total cash costs were better than the original guidance for the year. Total cash costs per ounce reflected lower costs than plan at the Goldstrike Open Pit and Eskay Creek, partly offset by higher costs at Round Mountain and Hemlo. Total cash costs for the North America region in 2004 were not significantly affected by the impact of a weakening US dollar on our Canadian mines or by rising fuel prices, because we mitigated these exposures through our


BARRICK YEAR-END 2004                  16   MANAGEMENT'S DISCUSSION AND ANALYSIS
currency and fuel hedge programs as part of our focus on controlling costs.

The region produced 9% less gold in 2004 compared with 2003 mainly because of the expected mining of lower-grade ore at the Goldstrike Open Pit and Eskay Creek. Compared to 2003, total cash costs per ounce were 6% higher in 2004, as a result of the processing of lower-grade ore.

In 2005, gold production from the North America region is expected to decline by 5% to about 2.8 million ounces due to the processing of lower-grade ore at Eskay Creek and following the depletion of reserves at Holt-McDermott in 2004. Total cash costs for the region are expected to increase by 10% to about $245 per ounce, mainly due to the processing of lower-grade ore at Round Mountain and Eskay Creek, as well as slightly higher costs at Goldstrike.

Goldstrike, United States
Segment income decreased by $1 million in 2004 from 2003 levels, mainly due to 14% lower gold sales volumes and 5% higher total cash costs, partly offset by 7% higher realized gold prices and 7% lower amortization expense.

Gold production at the open pit was slightly higher than 2004, and total cash costs per ounce were slightly lower than plan. With the planned mining of lower-grade ore in 2004, partly offset by better gold recovery rates, open-pit production was 11% lower and total cash costs per ounce were 7% higher than in 2003. Revenues decreased by 8%, with a 14% decrease in ounces sold, due to the lower gold production levels in 2004, partly offset by a 7% increased in realized gold prices.

At the underground mine, production was 5% below the low end of the original range of guidance due to lower than expected availability of the Rodeo backfill raise, changes to mine sequencing, and higher maintenance costs due to unexpected repairs to electrical transformers. Total cash costs per ounce were at the high end of the original range of guidance for 2004 due to the lower production volumes and higher backfill haulage costs. Production was slightly higher than 2003 and total cash costs per ounce were similar to 2003, mainly due to better gold recovery rates and processing of slightly higher-grade ore in 2004.

Amortization expense decreased by $11 million in 2004 mainly due to the effect of lower gold sales volumes, combined with the impact of reserve increases at the beginning of 2004 that caused a $15 million decrease in amortization expense.

In 2004, the Nevada Public Utilities Commission approved our proposal to build a 115-megawatt natural gas-fired power plant in Nevada to supply our Goldstrike mine. The plant is targeted to commence operations in fourth quarter 2005. Highlights include:
  o The construction permit for the foundation and buried services was received in fourth quarter 2004.
  o Engineering work for the project is substantially complete and site preparation commenced in fourth quarter 2004. Construction of the power plant was subcontracted to a third-party contractor, and $18 million was spent on construction in 2004.
  o We expect to file an application for a building construction permit in first quarter 2005.
  o The natural gas supplier to the power plant is applying for permits to enable the construction of a short extension from an existing gas pipeline to the power plant site.

Eskay Creek, Canada
Segment income decreased by $13 million in 2004, mainly due to 18% lower gold sales volumes and 9% higher amortization expense, partly offset by 40% lower total cash costs and 7% higher realized gold prices. Revenues decreased by 14%, with an 18% decrease in ounces sold, due to the lower gold production levels in 2004, partly offset by a 7% increase in realized gold prices.

Production for 2004 was slightly lower than plan due to lower than expected ore grades and unscheduled backfill plant maintenance. Total cash costs per ounce were better than plan, mainly due to higher by-product credits caused by higher silver prices, partly offset by the impact of processing lower-grade ore and higher maintenance costs. Compared to 2003, as expected, production decreased by 18% because of a 4% decline in quantity of ore processed, and an 18% decline in ore grade. Total cash costs per ounce were 40% lower than 2003 mainly due to higher by-product credits in 2004 caused by higher silver prices, partly offset by the impact of lower ore grades.

Amortization expense increased by $4 million in 2004 mainly due to the impact of downward revisions to reserve estimates in 2004 that increased amortization rates, partly offset by the effect of lower gold sales volumes.

In fourth quarter 2004, the Eskay Creek mine was tested for impairment effective December 31, 2004. An impairment charge of $58 million was recorded, which is not included in the measure of segment income. For further details see page 35.


BARRICK YEAR-END 2004                  17   MANAGEMENT'S DISCUSSION AND ANALYSIS

Round Mountain (50% owned), United States
Segment income decreased by $5 million in 2004, mainly due to 28% higher total cash costs, partly offset by 7% higher realized gold prices. Revenues increased by 6% mainly due to 7% higher realized gold prices.

Production was 4% higher than the high end of the original range of guidance for 2004, but at slightly higher total cash costs per ounce. Production was positively impacted by the continuing recovery of gold from leach pads where ore was placed in prior years. Higher total cash costs per ounce were mainly due to higher royalty costs, caused by higher market gold prices, as well as higher purchase costs and consumption of both cyanide and lime. Compared to 2003, gold production was 3% lower due to an expected decline in ore grades partly offset by an increase in quantities of ore processed. Total cash costs per ounce increased by 28% over 2003 as a result of mining lower-grade ore in 2004, higher royalties, and higher purchase costs and consumption of both cyanide and lime. Higher recovery rates of gold from leach pads in 2003 also contributed to the year on year change in total cash costs per ounce.

Amortization expense decreased by $3 million mainly due to slightly lower gold sales volumes combined with the effect of reserve increases at the beginning of 2004 on amortization rates.

Hemlo (50% owned), Canada
Segment income decreased by $3 million in 2004, mainly due to 10% lower gold sales volumes, combined with 6% higher total cash costs per ounce, partly offset by 7% higher realized gold prices. Revenues decreased by $5 million as 10% lower gold sales volumes were partly offset by 7% higher realized gold prices.

In 2004, production was 10% lower than plan and total cash costs per ounce were 13% higher than plan primarily because ground stability issues caused mining to occur in lower and total cash costs per lower-grade areas of the mine. A decline in ore grades in 2004 was the primary reason for the lower gold production and higher total cash costs per ounce compared with 2003.

East Archimedes, United States
In September 2004, a decision was made to proceed with the East Archimedes project at the Ruby Hill mine site in Nevada. The project is an open-pit, heap leach operation exploiting the East Archimedes deposit, a deeper continuation of the ore mined previously at Ruby Hill. Construction capital is estimated at about $75 million over an expected two-year construction phase that begins once permitting is secured. The mining fleet has been ordered and permitting work is ongoing. The project has an expected life-of-mine strip ratio of 9:1 and assumes an average mining rate of 100,000 tons per day. The first gold pour is targeted for mid-2007.

SOUTH AMERICA
In 2004, all production was from the Pierina mine. Lagunas Norte and Veladero are expected to begin production and contribute to the South America region's results in the second half of 2005. In 2005, we expect production to increase by about 90% to about 1.2 million ounces, mainly due to the production start-up at Lagunas Norte and Veladero. Total cash costs are expected to increase by 25% to about $133 per ounce, mainly due to higher costs at Pierina following an increase in the stripping ratio from 60:1 to 86:1 and the impact of new production from Veladero and Lagunas Norte. The higher stripping ratio at Pierina mainly reflects the updating of the mine plan to incorporate additions to reserves at the end of 2004.

Pierina, Peru
Segment income decreased by $15 million in 2004 mainly due to 29% lower gold sales volumes, combined with 26% higher total cash costs per ounce, partly offset by 7% higher realized gold prices and lower amortization rates. Revenues decreased by $81 million as 29% lower gold sales volumes were partly offset by 7% higher realized gold prices.

In 2004, production was slightly higher than plan, however total cash costs were 15% higher than the upper end of the range of guidance for the year. The ability to access higher-grade ore at the mine was delayed due to a change in the mining plan to adjust for minor pit slope instability in the west pit wall. Higher fuel prices and lower by-product credits, due to lower quantities of silver contained in the ore processed in 2004, as well as processing of lower-grade ore, all contributed to higher total cash costs per ounce. Compared to 2003, production was 29% lower and total cash costs per ounce were 26% higher, due to the expected mining of lower-grade ore. Higher labor costs in 2004 also contributed to the increase in total cash costs over 2003.

Amortization expense decreased by $59 million mainly due to the lower gold sales volumes, combined with the effect of reserve increases at the beginning of the year that lowered amortization rates and caused amortization expense to decrease in 2004 by $9 million.

Lagunas Norte, Peru
In 2004, the segment loss of $12 million represents expensed mine development costs prior to May 1, 2004 when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes,


BARRICK YEAR-END 2004                  18   MANAGEMENT'S DISCUSSION AND ANALYSIS
together with $3 million of expensed mine start-up costs. In 2003, the segment loss of $29 million represented expensed mine development costs for a full year.

The project remains on schedule for its first gold pour in the third quarter of 2005. The first three full years of production at Lagunas Norte are now expected to average approximately 800,000 ounces of gold annually at total cash costs of about $155 per ounce. The project's reserves increased by 2.0 million ounces, or 28%, to 9.1 million ounces at year-end 2004. Higher gold prices have allowed us to bring more ounces into production in the first three full years, but due to the lower ore grades associated with these ounces, our total cash costs per ounce have also increased. Highlights include:
   o The Lagunas Norte/Alto Chicama Legal Stability Agreement between Barrick and the Peruvian Government was executed in January 2005. This agreement will provide greater certainty over the foreign exchange and fiscal administrative regime for 15 years, including real estate taxes, custom duties, VAT and excise taxes.
   o Construction of the overall project was about 70% complete at the end of 2004, with about 4,000 workers on-site.
   o Construction costs of $182 million were spent in 2004, of which $40 million relates to the purchase of the mine fleet, main auxiliary mine equipment and other mine equipment.
   o Approval of the Environmental Impact Statement and principal construction permit was received in first quarter 2004.
   o Overliner material is being placed on the leach pad.
   o The power line was completed and energized in January 2005.

Veladero, Argentina
In 2004, the segment loss of $5 million represents expensed mine start-up costs. In 2003, the segment loss of $18 million represented expensed mine development costs prior to October 1, 2003 when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes.

The project remains on schedule for its first gold pour in the fourth quarter of 2005. The first three full years of production at Veladero are now expected to average approximately 700,000 ounces of gold annually at total cash costs of about $200(1) per ounce. The project's reserves increased by 1.7 million ounces, or 16%, to 12.8 million ounces at year-end 2004. Higher gold prices have allowed us to bring more ounces into production in the first three full years, but due to the lower ore grades associated with these ounces, our total cash costs per ounce have also increased. During 2004, we revised our construction capital estimate upwards to about $540 million from our previous estimate of $475 million due to a number of factors including: increases in prices for commodities, such as fuel, concrete and steel; exchange rate variations; higher labor costs; increased winter operations costs; and some preliminary changes to the scope of the project. Estimated future total cash costs are also being affected by similar cost pressures. We are evaluating a number of alternatives to control the cost increases, which may require some additional capital investment. Highlights include:
   o Construction costs of $284 million were spent in 2004 and the project is about 65% complete.
   o Internal mine road construction is complete.
   o Work on the truck shop facility was complete in December 2004.
   o Steel erection on the secondary crusher is progressing on schedule and the main crusher components have been installed. Construction of the other plant facilities is well advanced.
   o The assay lab was commissioned in fourth quarter 2004.
   o Construction of the valley-fill heap leach facility embankment began in 2004 and was complete in February 2005.
   o Pre-stripping activities have steadily improved in fourth quarter 2004 due to improvements in equipment availability, blasting techniques and the use of experienced shovel operators brought in to assist with mining activities and to train others.

Pascua-Lama, Chile/Argentina
In 2004, we made a decision to proceed with the development of the Pascua-Lama project in Chile/Argentina. The development is contingent on obtaining the necessary permits, approvals and fiscal regimes. Pascua-Lama is a large, low total cash cost, long-life asset that is expected to contribute to our production, cash flow and earnings for many years. We believe that few undeveloped gold deposits exist in the world that are of comparable size and quality to Pascua-Lama. Pascua-Lama is also expected to increase our leverage to silver. Furthermore, development of the Pascua-Lama project, combined with Veladero and the large associated land holdings with regional exploration potential, presents an opportunity to develop the area as one large gold district.

Annual production is estimated between 750,000-775,000 ounces of gold and about 30 million ounces of silver over the first ten years at estimated total cash


---------------------
(1)  Subject to exchange rate fluctuations and applicable export duties.


BARRICK YEAR-END 2004                  19   MANAGEMENT'S DISCUSSION AND ANALYSIS
costs of about $130-140(1) per ounce. The project's gold reserves increased by
0.8 million ounces, or 5%, to 17.6 million ounces at year-end 2004. Pre-production construction costs are estimated at about $1.4-1.5 billion, excluding capitalized interest. A further $0.3 billion of capital is expected to be spent in the three years after production start-up for a plant expansion and flotation circuit to increase capacity from 33,000 to 44,000 metric tons per day. The permitting phase of the Pascua-Lama project is expected to be completed by the end of 2005. An expected three-year construction phase will begin once permitting has been completed and other fiscal and taxation matters have been finalized, with production targeted to commence in 2009.

In 2004, the segment loss of $4 million represents expensed mine start-up costs. In 2003, all project costs incurred were capitalized, resulting in no segment income or loss. We incurred capital expenditures of $35 million in 2004.

Recent focus has been on community/government relations, permitting, protocol implementation and tax stability. A mining protocol for the project, which straddles the border of Chile and Argentina, was signed by both governments. The protocol provides the framework for resolving certain issues such as border crossings by personnel and materials. Environmental impact assessments were filed by the end of 2004 and approval is sought by the end of 2005.

AUSTRALIA/AFRICA
Gold production in 2004 was slightly higher than plan mainly due to the mining of higher-grade ore at Kalgoorlie, partly offset by slightly lower production than plan at Plutonic and Bulyanhulu. Total cash costs per ounce were 3% higher than the upper end of the range of original guidance for the year mainly due to higher costs at Plutonic and Bulyanhulu. Changes in market currency exchange rates in 2004 did not significantly impact total cash costs per ounce because we mitigated this exposure through our currency hedge program.

In 2004, gold production was 1% higher than 2003 as higher production at Kalgoorlie and Bulyanhulu was partly offset by lower production at Plutonic. Total cash costs per ounce were 14% higher than 2003 mainly because of the processing of lower-grade ore at Plutonic, combined with the effect of increases in average Australian dollar currency hedge rates. The average rates of currency hedge contracts vary year on year, which impacts reported total cash costs per ounce. The average exchange rate of hedge contracts in 2004 was $0.58 compared to $0.55 in 2003, which caused total cash costs per ounce to increase slightly in 2004.

In 2005, production from the Australia/Africa region is expected to increase by 7% to about 1.4 million ounces, mainly due to the production start-up at Tulawaka in first quarter 2005. Total cash costs per ounce are expected to increase by 7% to about $257 per ounce, mainly due to a 5% increase in the average exchange rate of Australian currency hedge contracts designated for 2005, but the average exchange rate remains significantly better than current spot exchange rates.

Kalgoorlie (50% owned), Australia
Segment income increased by $10 million in 2004, mainly due to the combined effect of 12% higher gold sales volumes and 7% higher realized gold prices, partly offset by 11% higher total cash costs per ounce.

Production was higher than plan in 2004 due to better-than-expected ore grades and gold recovery rates. Total cash costs per ounce were at the low end of the range of the guidance for the year as better ore grades and recovery rates were partly offset by higher than expected maintenance costs. Gold production was consistent with 2003 as ore tons processed and ore grades were similar to 2003. Total cash costs per ounce were 11% higher than 2003 primarily due to higher maintenance and labor costs, higher fuel prices, and the year on year effect of average exchange rates of currency hedge contracts.

Plutonic, Australia
Segment income decreased by $6 million in 2004 as 4% lower gold sales volumes, combined with 7% higher total cash costs, were partly offset by 7% higher realized gold prices. Revenues were higher in 2004 as 7% higher realized gold prices were offset by 4% lower gold sales volumes.

Production in 2004 was slightly lower than plan and total cash costs per ounce were 15% higher than the upper end of the range of guidance for the year primarily due to the mining of greater quantities of lower-grade open-pit ore. Temporary problems with ground conditions restricted mining of higher-grade ore in the Timor underground area for part of the year, and consequently the mine processed more open-pit ore than planned. Compared with 2003, gold production was 9% lower mainly due to a 12% decrease in ore tons processed. In 2003, ore tons processed were higher because a secondary mill was operating but this mill ceased operating in mid-2004. Total cash costs per ounce were 7% higher than 2003 mainly due to the combined effect of higher fuel, haulage and maintenance costs and the


BARRICK YEAR-END 2004                  20   MANAGEMENT'S DISCUSSION AND ANALYSIS
year on year effect of average rates of currency hedge contract.


Bulyanhulu, Tanzania
Segment income was $6 million higher in 2004 as 14% higher gold sales volumes, combined with 7% higher realized gold prices, were partly offset by 15% higher total cash costs per ounce. Revenues were 24% higher in 2004 reflecting the higher gold sales volumes and realized gold prices.

Gold production in 2004 was slightly lower than plan and total cash costs per ounce were 9% higher than the upper end of the range of guidance for the year. Both production and total cash costs per ounce were impacted by higher ore dilution, which caused a 6% decline in the grade of ore processed compared with plan. Compared with 2003, gold production was 12% higher mainly due to a 15% increase in the tons of ore processed due to improved mill performance. Total cash costs per ounce were 15% higher than 2003 due to higher costs of mine site administration and underground maintenance, partly offset by higher copper by-product credits due to higher market copper prices.

Cowal, Australia
In 2004, the segment loss of $1 million represents expensed mine start-up costs. In 2003, all project costs incurred were capitalized, resulting in no segment income or loss.

The Cowal project in Australia is progressing well and production is expected to commence in first quarter 2006. The first full three years of production at Cowal are expected to be approximately 230,000 ounces of gold annually at total cash costs of about $240(1) per ounce. During 2004, we revised our construction capital estimate up to approximately $305 million due to factors including increases in commodity and consumable prices, and the very competitive construction labor market in Australia. Expected total cash costs per ounce are also being affected by similar cost pressures. Highlights include:
   o Capital expenditures were $73 million, slightly higher than plan as expenditures, originally expected to occur in 2006, were brought forward to 2005 to realize construction efficiencies.
   o The pipeline for water supply is complete.
   o Bulk excavation for the primary crusher is substantially complete.
   o Drilling of pit dewatering bores is complete and the design of additional bores for water supply is underway.
   o Purchase orders have been placed for major mining contracts. equipment items.
   o The construction contract for the electricity transmission line was awarded to a contractor. The contractor started construction on permitted sections in early 2005 and the timing of completion of the entire line is dependent upon receipt of the remaining permits.
   o Earthworks is progressing with the northern tailings facility 80% complete and the tailings return pipeline substantially complete.
   o The principal authorizations necessary for construction of Cowal have been obtained or are in process, with the additional required sectoral permits expected in due course.

Tulawaka (70% owned), Tanzania
In 2004, development costs were capitalized from January 1, 2004, when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes, resulting in no segment income or loss. In 2003, all mine development costs were expensed as incurred.

The Tulawaka project is on schedule for its first gold pour in first quarter 2005. Our economic share under the terms of the joint venture of the first full three years of production at Tulawaka is expected to average about 90,000 ounces of gold annually at total cash costs of approximately $180 per ounce. Highlights include:
   o Construction capital of $48 million (100% basis) was spent in 2004.
   o Earthworks and site preparation were near completion at the end of 2004.
   o The mining contract has been awarded to an external contractor.
   o Process plant construction is well underway with the completion of power plant installation and commissioning, substantial completion of the SAG mill, concrete and structured steel installation and other site infrastructure buildings.
   o Plant handover is expected in first quarter 2005.


---------------------
(1)  Subject to exchange rate fluctuations.


BARRICK YEAR-END 2004                  21   MANAGEMENT'S DISCUSSION AND ANALYSIS

OTHER COSTS AND EXPENSES
Exploration, Development and Business Development
Expense

For the year ended December 31
($ millions)                               2004            2003            2002
--------------------------------------------------------------------------------
Exploration costs
  North America                           $  30           $  22           $  16
  Australia/Africa                           40              22              15
  South America                              20              19               7
  Russia/Central Asia                         5               4               4
  Other countries                             1               -               -
--------------------------------------------------------------------------------
                                             96              67              42
--------------------------------------------------------------------------------
Mine development costs
  Veladero                                    -              18              20
  Lagunas Norte                               9              29              29
  Other projects                              5               6               3
--------------------------------------------------------------------------------
                                             14              53              52
--------------------------------------------------------------------------------
Mine start-up costs
  Veladero                                    5               -               -
  Lagunas Norte                               3               -               -
  Cowal                                       1               -               -
  Pascua-Lama                                 4               -               -
--------------------------------------------------------------------------------
                                             13               -               -
--------------------------------------------------------------------------------
Business development/other                   18              17              10
--------------------------------------------------------------------------------
                                           $141            $137            $104
--------------------------------------------------------------------------------

In 2004, we spent more than both plan and the prior year on our exploration program as part of our strategy to grow our reserves. Higher activity at Goldstrike, Eskay Creek and Round Mountain led to an increase in expenditures for North America. Higher activity in Tanzania, primarily at the Buzwagi project, led to the increase in Australia/Africa.

Development costs are expensed until mineralization is classified as proven and probable reserves for US reporting purposes. At Lagunas Norte, we expensed development costs until May 1, 2004, and at Veladero, we expensed development costs until October 1, 2003, which are the dates when the projects achieved the criteria to classify mineralization as a reserve for US reporting purposes.

In 2005, we expect to spend $150 million on exploration, development and business development. Our exploration expense reflects our planned funding of our various exploration projects. We may spend more or less on these projects depending on the results of ongoing exploration activities, and we may also fund further exploration projects in addition to the presently planned projects for 2005.

Other Income Statement Variances
For the years ended December 31
($ millions, except per ounce data and percentages)

                       2004      2003    %change                                      Comments
-----------------------------------------------------------------------------------------------------------------------------------
Amortization
-----------------------------------------------------------------------------------------------------------------------------------
  Absolute amount     $ 452    $  522      -13%   11% lower sales volumes, combined with lower amortization rates per ounce. For
                                                  2005, amortization expense will reflect an expected 8-10% increase in gold sales volumes and a further expected decline in rates per ounce.
-----------------------------------------------------------------------------------------------------------------------------------
  Per ounce (dollars)    86        90       -4%   Reserve increases effective Jan. 1, 2004 caused rates per ounce to decrease. For
                                                  2005, rates per ounce are expected to decrease to between $80 and $85 due to reserve additions at the end of 2004 and the effect of impairment charge recorded at Eskay Creek in 2004.
-----------------------------------------------------------------------------------------------------------------------------------
  Administration         71        73       -3%   Severance costs of $9 million were incurred in 2003. Higher regulatory compliance costs impacted 2004. Costs in 2005 will increase due to the expensing of stock options in the second half of the year, which is estimated to add about $15 million to costs.
-----------------------------------------------------------------------------------------------------------------------------------
  Interest income        25        31      -19%   The decrease in 2004 is due to lower average cash balances in 2004 compared to
                                                  2003.  In 2005, interest income is expected to increase due to higher expected average cash balances.
-----------------------------------------------------------------------------------------------------------------------------------
  Interest costs
-----------------------------------------------------------------------------------------------------------------------------------
    Incurred             60        49       22%   The impact of new financings in second half of 2004 caused an increase over 2003.
                                                  Interest incurred is expected to increase to between $115 to $120 million in 2005 due to new financing put in place in 2004.
-----------------------------------------------------------------------------------------------------------------------------------
  Capitalized           (41)       (5)     720%   Higher amounts were capitalized at development projects due to construction costs capitalized in 2004, and capitalized at Pascua-Lama from July 1, 2004. In 2005, we expect to capitalize about $103 million at our development projects.
-----------------------------------------------------------------------------------------------------------------------------------
  Expensed               19        44      -57%
-----------------------------------------------------------------------------------------------------------------------------------


BARRICK YEAR-END 2004                  22   MANAGEMENT'S DISCUSSION AND ANALYSIS

Other (Income) Expense
For the years ended December 31
($ millions)                              2004          2003                       Comments
-----------------------------------------------------------------------------------------------------------------------------------
Non-hedge derivative gains                $ (5)        $ (71)   Gains in 2003 included $32 million on gold lease rate swaps (2004
                                                                 - $16 million); and $18 million on currency hedge contracts that became ineffective for hedge accounting purposes.
-----------------------------------------------------------------------------------------------------------------------------------
Impairment charge - Eskay                   58             -    See page 35.
Creek
-----------------------------------------------------------------------------------------------------------------------------------
Impairment charge - Peruvian                67             -    See page 35.
exploration properties
-----------------------------------------------------------------------------------------------------------------------------------
Gains on asset sales                       (34)          (34)
-----------------------------------------------------------------------------------------------------------------------------------
Accretion expense and                       43            55
environmental remediation
costs at closed mines
-----------------------------------------------------------------------------------------------------------------------------------
Litigation costs                             -             16   Costs in 2003 relate to the settlement of the Inmet litigation.
-----------------------------------------------------------------------------------------------------------------------------------
(Gains) losses on investments               (1)             7   Losses in 2003 mainly related to investments under a deferred compensation plan.
-----------------------------------------------------------------------------------------------------------------------------------
Other items                                 30             23
-----------------------------------------------------------------------------------------------------------------------------------
                                          $158            $(4)
-----------------------------------------------------------------------------------------------------------------------------------


Income Taxes
-------------------------------------------------------------------------------------------------------------------------
For the years ended December 31                           2004                                   2003
-------------------------------------------------------------------------------------------------------------------------
($ millions, except percentages)                                      Income tax                               Income tax
Effective income tax rates on              Pre-tax      Effective      expense        Pre-tax     Effective     expense
elements of income                         income       tax rate      (recovery)      income      tax rate    (recovery)
-------------------------------------------------------------------------------------------------------------------------
Net income excluding elements below       $  118           28%         $   33        $   116         20%        $   23
Deliveries into gold sales contracts(1)      (89)                           -              -                         -
Non-hedge derivative gains (losses)           (5)        (80%)             (4)            71         15%            11
Other items                                   21          30%               6             35         34%            12
-------------------------------------------------------------------------------------------------------------------------
                                          $   45          78%          $   35        $   222         21%        $   46
-------------------------------------------------------------------------------------------------------------------------
Tax only items:
Change in Australian tax status                -        (180%)            (81)            -           -              -
Outcome of tax uncertainties                   -        (313%)           (141)            -           -              -
Release of deferred tax valuation allowances
  recorded in prior years                      -         (11%)             (5)            -         (17%)           (36)
Other items                                    -         (25%)            (11)            -          (2%)            (5)
-------------------------------------------------------------------------------------------------------------------------
                                         $    45        (451%)         $ (203)       $   222          2%         $    5
-------------------------------------------------------------------------------------------------------------------------

(1) Impact of deliveries in a low tax-rate jurisdiction at contract prices below prevailing market prices.


Our income tax expense or recovery is a function of an underlying effective tax rate applied to income plus the effect of other itmes that we track separately. The underlying effective rate increased to 28% in 2004 reflecting the higher market gold price environment, with an average market gold price of $409 per ounce. In 2005, we expect our underlying effective tax rate to decrease to about 22% due to a change in the geographic mix of gold production and therefore taxable income by jurisdiction. As gold prices increase, this underlying tax rate also increases, reaching a high of about 25% with market gold prices at or above $475 per ounce. The underlying rate excludes deferred tax credits from changes in valuation allowances; taxes on non-hedge derivative gains and losses; and the impact of deliveries into gold sales contracts in a low tax rate jurisdiction.

Deliveries into gold sales contracts in a low tax rate jurisdiction can distort the overall effective tax rate if market gold prices differ from the contract prices, but do not affect the absolute amount of income tax expense.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. In 2004, we recorded a credit of $141 million on final resolution of a Peruvian tax assessment in our favor. We also recorded credits of $81 million due to a change in tax status in Australia following an election that resulted in a revaluation of assets for tax purposes; and also an election to file tax returns from 2004 onwards in US dollars, rather than


BARRICK YEAR-END 2004                  23   MANAGEMENT'S DISCUSSION AND ANALYSIS

Australian dollars. As well, $5 million of valuation allowance was released in Australia in 2004.

The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For more information on tax valuation allowances, see page 37.

CASH FLOW
(GRAPH OMITTED)


Operating Activities
Operating cash flow decreased by $13 million in 2004 to $506 million. The key factors that contributed to the year over year decrease are summarized in the table below.

Key factors affecting operating cash flow

For the years ended December 31
($ millions, except per
ounce data)
                                             Impact on
                                             operating
                             2004     2003   cash flow                                Comments
------------------------------------------------------------------------------------------------------------------------------------
Gold sales volumes          4,936    5,554     $ (109)
  ('000s oz)
------------------------------------------------------------------------------------------------------------------------------------
Realized gold prices        $ 391    $ 366         123
  ($/oz)
------------------------------------------------------------------------------------------------------------------------------------
Total cash costs ($/oz)(1)    212      189       (114)
------------------------------------------------------------------------------------------------------------------------------------
Sub-total                                        (100)   Refer to pages 15 and 16 for explanations of changes in gold production and sales.
------------------------------------------------------------------------------------------------------------------------------------
Income tax payments            45      111          66   Payments in 2005 are expected to be similar to 2004.
------------------------------------------------------------------------------------------------------------------------------------
Non-cash working capital      141       34       (107)   Increases in inventory primarily reflect supplies required to support construction at development projects. Inventory is expected to increase again in 2005 at development projects reflecting higher ore in process and in stockpiles. Tax recoverable increased in 2004 for goods and services tax on supplies and material used in construction at development projects.
                                                         Amounts are expected to be recovered after production begins.
------------------------------------------------------------------------------------------------------------------------------------
Cost of Inmet settlement        -       86          86   Settlement reached in 2003.
------------------------------------------------------------------------------------------------------------------------------------
Interest expense               19       44          25   Increase in amounts capitalized to development projects in 2004.
------------------------------------------------------------------------------------------------------------------------------------
Effect of other factors                             17
------------------------------------------------------------------------------------------------------------------------------------
Total                                            $(13)
------------------------------------------------------------------------------------------------------------------------------------

(1) Total cash costs per ounce is a non-GAAP performance measure. For more information, see pages 40 to 41.


BARRICK YEAR-END 2004                 24    MANAGEMENT'S DISCUSSION AND ANALYSIS


Investing Activities

For the years ended December 31
($ millions)                            2005E      2004       2003    $ change                    Comments
------------------------------------------------------------------------------------------------------------------------------------
Growth capital expenditures(1)
------------------------------------------------------------------------------------------------------------------------------------
Veladero                                $ 208     $ 284       $ 68       $ 216    Full year of construction activity in 2004.
------------------------------------------------------------------------------------------------------------------------------------
Lagunas Norte                             147       182          4         178    Construction started in Q2, 2004.
------------------------------------------------------------------------------------------------------------------------------------
Tulawaka                                    3        48          1          47    Construction started in Q1, 2004.
------------------------------------------------------------------------------------------------------------------------------------
Cowal                                     268        73         24          49    Construction started in Q1, 2004.
------------------------------------------------------------------------------------------------------------------------------------
Pascua-Lama                                93        35          9          26    Increased development activity and
                                                                                  capitalization of interest from Q3, 2004.
------------------------------------------------------------------------------------------------------------------------------------
Nevada Power Plant                         84        18          -          18    Construction started in Q4, 2004.
------------------------------------------------------------------------------------------------------------------------------------
East Archimedes                            43         -          -                Construction expected to start in 2005.
------------------------------------------------------------------------------------------------------------------------------------
Sub-total                               $ 846     $ 640      $ 106       $ 534
------------------------------------------------------------------------------------------------------------------------------------
Sustaining capital expenditures
------------------------------------------------------------------------------------------------------------------------------------
North America                                      $ 86       $ 80         $ 6
------------------------------------------------------------------------------------------------------------------------------------
Australia/Africa                                     83        115        (32)    2003 was higher due to a transition to owner
                                                                                  mining at Plutonic that resulted in
                                                                                  equipment purchases.
------------------------------------------------------------------------------------------------------------------------------------
South America                                         8         17         (9)
------------------------------------------------------------------------------------------------------------------------------------
Other                                                 7          4           3
------------------------------------------------------------------------------------------------------------------------------------
Sub-total                               $ 245     $ 184      $ 216       $(32)    The increase in 2005 mainly reflects capital
                                                                                  planned for 2004 at Goldstrike that was
                                                                                  deferred into 2005, and sustaining capital
                                                                                  at Lagunas Norte after production begins.
------------------------------------------------------------------------------------------------------------------------------------
Total                                  $1,091      $824      $ 322       $ 502
------------------------------------------------------------------------------------------------------------------------------------

(1)  Includes construction costs and capitalized interest.


We plan to fund the expected capital expenditures for 2005 from a combination of our $1,398 million cash position at the end of 2004, and operating cash flow that we expect to generate in 2005.

Financing Activities
The most significant financing cash flows in 2004 were $974 million on issue of new long-term debt obligations, $49 million received on the exercise of employee stock options, dividend payments totaling $118 million, and $95 million spent repurchasing 4 million common shares under our share buyback program. We also made scheduled payments under our long-term debt obligations totaling $41 million in 2004.

OVERVIEW OF 2003 VERSUS 2002
Earnings
Earnings in 2003 were slightly higher than in 2002. We benefited from higher spot gold prices, which enabled us to realize a $27 per ounce higher selling price for our gold production (an increase in revenue of $150 million in comparison to 2002). In a higher spot gold price environment, we pay higher royalties, production taxes and income taxes. Royalties and production taxes increased by $5 per ounce, or $23 million, over the prior year, and our underlying effective income tax rate increased from 3% in 2002 to 20% in 2003, or an increase of $38 million.

As a result of the closure of five mines in 2002 on depletion of their reserves, we produced and sold 3% fewer ounces in 2003 compared to the prior year. These five closed mines generated a profit contribution, before tax, of $42 million in 2002.

Excluding the closed mines, cash operating costs per ounce excluding royalties and production taxes were $7 per ounce higher in 2003, mainly due to higher costs at Goldstrike Open Pit and Bulyanhulu, which added $39 million to our cash operating costs.

We invested $33 million more in exploration, mine development and business development in 2003 compared to 2002. Development costs are expensed until mineralization is classified as proven and probable reserves for US reporting purposes. In 2003, we expensed $54 million of development costs, mainly at Veladero and Lagunas Norte, compared with $52 million in 2002. A $24 million increase in exploration costs to $62 million accounts for most of the increase in exploration, development and business development expense year over year.

Earnings in both 2003 and 2002 included various items that significantly impacted the comparability of our results year on year. In 2003, the major items included gains of $71 million on non-hedge derivatives and gains totaling $34 million on the sale of various assets, offset by a $19 million higher charge for reclamation and


BARRICK YEAR-END 2004                 25    MANAGEMENT'S DISCUSSION AND ANALYSIS
closure costs following a change in accounting policy for these types of costs.

We recorded tax credits of $62 million in 2003. We released valuation allowances totaling $15 million in Argentina following the decision to begin construction at Veladero and the classification of mineralization there as a proven and probable reserve, $16 million in Australia due to higher levels of taxable income in a higher gold price environment, and $21 million in North America following a corporate reorganization. In 2002, we recorded a credit of $22 million due to the outcome of various tax uncertainties. These credits were offset by valuation allowances against unrecognized tax losses.

Cash Flow
We generated $69 million less operating cash flow in 2003 compared to 2002. Excluding the $86 million settlement of the Inmet litigation, our operating cash flow would have been $17 million higher in 2003 than 2002. Higher realized gold selling prices in 2003 were partly offset by higher total cash costs per ounce and higher payment of income taxes.

Both our cash expenditures for investing and financing activities increased in 2003 compared to 2002. In part, this was a result of increased capital spending with the construction start up at Veladero, as well as $154 million spent on our share buyback program.

BALANCE SHEET
Key Balance Sheet Ratios
Year ended December 31                                    2004            2003
--------------------------------------------------------------------------------
Non-cash working capital ($ millions)(1)                 $ 141            $ 34
Net debt (cash) ($ millions)(2)                          $ 288         $ (210)
Net debt:equity ratio(3)                                0.08:1        (0.06:1)
Current ratio(4)                                        4.68:1          3.75:1
--------------------------------------------------------------------------------

(1) Represents current assets, excluding cash and equivalents, less current liabilities.
(2)  Represents long-term debt less cash and equivalents.
(3)  Represents net debt divided by shareholders' equity.
(4)  Represents current assets divided by current liabilities.


We regularly review our capital structure with an overall goal of lowering our cost of capital, while preserving the balance sheet strength and flexibility that is important due to the cyclical nature of commodity markets, and ensuring that we have access to cash for strategic purposes. Following a review of our capital structure during 2003, we concluded that a share buyback program was consistent with this goal. In 2004, we repurchased 4 million shares at a total cost of $95 million which was in addition to repurchasing 9 million shares at a total cost of $154 million in 2003. The combined impact of new financing secured in 2004 to fund our development projects, and activity under the share buyback program in 2004, caused an increase in our net debt:equity ratio at the end of 2004.

Non-cash working capital increased in 2004 mainly due to a build-up of supplies inventory at our development projects to support normal operating activities, combined with an increase in tax recoverable that relates to goods and services taxes on various elements of mine construction costs that will be recoverable after production begins.

Our net cash position at the end of 2003 changed to net debt at the end of 2004 mainly because our investment in capital expenditures in 2004 exceeded operating cash flow.

Shareholders' Equity
Outstanding Share Data
As at February 9, 2005, 532.9 million of our common shares, one special voting share and 3.5 million Exchangeable Shares (exchangeable into 1.8 million of our common shares) were issued and outstanding. As at February 9, 2005, options to purchase 24.1 million common shares were outstanding under our option plans, as well as options to purchase 1.3 million common shares under certain option plans inherited by us in connection with prior acquisitions. For further information regarding the outstanding shares and stock options, please refer to the Financial Statements and our 2005 Management Information Circular and Proxy Statement.

Dividend Policy
In each of the last three years, we paid a total cash dividend of $0.22 per share - $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of our operating assets, exploration and development activities, as well as potential acquisitions, combined with our current and projected financial position.

Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as "other comprehensive income", and excluded from the income statement.

In 2004, the other comprehensive loss of $15 million mainly included gains of $147 million on hedge contracts designated for future periods caused primarily by changes in currency exchange rates and fuel prices; offset by reclassification adjustments totaling $132 million for gains on hedge contracts designated for 2004


BARRICK YEAR-END 2004                 26    MANAGEMENT'S DISCUSSION AND ANALYSIS
that were transferred to earnings in 2004; and a $32 million decrease in the fair value of investments.

Included in other comprehensive income at December 31, 2004 were unrealized pre-tax gains on currency hedge contracts totaling $321 million, based on December 31, 2004 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

QUARTERLY INFORMATION ($ millions, except where indicated)
                                                           2004                                              2003
                                        --------------------------------------------   --------------------------------------------
                                              Q4          Q3        Q2          Q1           Q4          Q3           Q2       Q1
-----------------------------------------------------------------------------------------------------------------------------------
Gold production ('000s oz)                 1,169       1,232     1,279       1,278        1,301       1,479        1,467    1,263
-----------------------------------------------------------------------------------------------------------------------------------
Gold sales ('000s oz)                      1,199       1,267     1,222       1,247        1,362       1,505        1,395    1,292
-----------------------------------------------------------------------------------------------------------------------------------
Gold sales                                $  501      $  500    $  454      $  477       $  536      $  549       $  491   $  459
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                  (47)          37        15          40           73          57           44       48
-----------------------------------------------------------------------------------------------------------------------------------
Income tax recovery (expense)                203         (5)        19        (14)            4        (22)           15      (2)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                   156          32        34          26           77          35           59       29
-----------------------------------------------------------------------------------------------------------------------------------
Net income per share - basic (dollars)      0.30        0.06      0.06        0.05         0.14        0.07         0.11     0.05
-----------------------------------------------------------------------------------------------------------------------------------
Per ounce statistics (dollars)
-----------------------------------------------------------------------------------------------------------------------------------
  Average spot gold price                    434         401       393         408          392         364          347      352
-----------------------------------------------------------------------------------------------------------------------------------
  Average realized gold price                417         395       372         382          394         365          352      355
-----------------------------------------------------------------------------------------------------------------------------------
  Total cash costs per ounce(1)              221         218       209         199          199         180          185      194
-----------------------------------------------------------------------------------------------------------------------------------
Cash inflow (outflow) from
-----------------------------------------------------------------------------------------------------------------------------------
  Operating activities                       120         152       108         126          134         187           62      130
-----------------------------------------------------------------------------------------------------------------------------------
  Investing activities                     (242)       (219)     (194)       (164)        (149)        (58)         (59)     (61)
-----------------------------------------------------------------------------------------------------------------------------------
  Financing activities                       742         154      (73)        (82)         (54)        (83)        (130)        1
-----------------------------------------------------------------------------------------------------------------------------------

(1) For an explanation of the use of non-GAAP performance measures, refer to pages 40 to 41.


BARRICK YEAR-END 2004                 27    MANAGEMENT'S DISCUSSION AND ANALYSIS

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and declining gold production, sales volumes, and rising total cash costs per ounce as a number of our mines were processing lower grade ore. These historic trends are discussed elsewhere in this MD&A. The quarterly trends are consistent with explanations for annual trends over the last two years. Beginning in the second half of 2005, we expect that the historic trend in gold production, sales volumes, and total cash costs per ounce will reverse as our lower cost mines in development begin production. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 15.

FOURTH QUARTER RESULTS
Revenue for fourth quarter 2004 was $501 million on gold sales of 1.2 million ounces, compared to $536 million in revenue on gold sales of 1.36 million ounces for the prior-year quarter. During the quarter, spot gold prices averaged $434 per ounce. We realized an average price of $417 per ounce during the quarter compared to $394 per ounce in the prior-year quarter.

For the quarter, we produced 1.17 million ounces at total cash costs of $221 per ounce compared to 1.30 million ounces at total cash costs of $199 per ounce in the prior-year quarter.

Earnings for fourth quarter 2004 were $156 million ($0.30 per share) as compared to earnings of $77 million ($0.14 per share) in the prior-year quarter. This increase in earnings over the prior-year quarter reflects a $23 per ounce higher realized gold price, a $141 million tax recovery on final resolution of the Peruvian tax assessment and a $48 million deferred tax credit due to a change in tax status in Australia. These increases were partly offset by higher total cash costs, and an impairment charge for certain long-lived assets of $131 million pre-tax.

Effect on earnings increase (decrease)

-------------------------------------------------------------------------------------------
                                                   Three months ended December 31
($ millions)                                         2004                      2003
-------------------------------------------------------------------------------------------
                                             Pre-tax     Post-tax      Pre-tax     Post-tax
-------------------------------------------------------------------------------------------
Non-hedge derivative gains                       $ 6          $ 6         $ 46         $ 37
-------------------------------------------------------------------------------------------
Gains on asset sales                              29           24            5            3
-------------------------------------------------------------------------------------------
Litigation costs                                   -            -         (16)         (11)
-------------------------------------------------------------------------------------------
Impairment charges on long-lived
  assets                                       (131)         (91)          (5)          (3)
-------------------------------------------------------------------------------------------
Impairment charges on
  investments                                    (4)          (4)          (4)          (4)
-------------------------------------------------------------------------------------------
Change in asset retirement obligation
  estimates                                     (19)         (15)          (6)          (6)
-------------------------------------------------------------------------------------------
Resolution of Peruvian tax assessment
-------------------------------------------------------------------------------------------
  Outcome of tax uncertainties                     -          141            -            -
-------------------------------------------------------------------------------------------
  Reversal of other accrued costs                 21           15            -            -
-------------------------------------------------------------------------------------------
Deferred tax credits
-------------------------------------------------------------------------------------------
  Change in Australian tax status                  -           48            -            -
-------------------------------------------------------------------------------------------
  Other                                            -            -            -           41
-------------------------------------------------------------------------------------------
Total                                          $(98)         $124          $20           57


In the quarter, we generated operating cash flow of $120 million as compared to operating cash flow of $134 million in the prior-year period. Lower operating cash flow in the quarter primarily relates to the combined effect of lower gold sales volumes and higher total cash costs per ounce, partly offset by higher realized gold prices.

OFF-BALANCE SHEET ARRANGEMENTS
Gold Sales Contracts
We have historically used gold sales contracts as a means of selling a portion of our annual gold production. The contracting parties are bullion-banking counterparties whose business includes entering into contracts to purchase gold from gold mining companies. Since 2001, we have been focusing on reducing the level of outstanding gold sales contracts. In 2004, spot market sales made up the majority of our consolidated gold sales.

Fixed-Price Gold Sales Contracts

Allocation of Gold Sales Contracts to Support Pascua-
Lama Financing and Construction
In July 2004, we announced a decision to proceed with the Pascua-Lama project ("Pascua-Lama") subject to receiving required permits and clarification of the applicable fiscal regimes from the governments of Argentina and Chile.

We currently expect to put in place third-party financing for up to $750 million of the expected $1.4-$1.5 billion initial construction cost of Pascua-Lama. In anticipation of building Pascua-Lama and in support of any related financing, we allocated 6.5 million ounces of existing fixed-price gold sales contracts specifically to Pascua-Lama (the "Pascua-Lama Gold Sales Contracts") in


BARRICK YEAR-END 2004                 28    MANAGEMENT'S DISCUSSION AND ANALYSIS
fourth quarter 2004. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and will help secure the financing for its construction. We expect the allocation of these contracts to eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support the financing of Pascua-Lama.

Key Aspects of Pascua-Lama Gold Sales Contracts
(as of December 31, 2004)
--------------------------------------------------------------------------------
Expected delivery dates.(1)                     2009-2017, the term of the
                                                expected financing.
--------------------------------------------------------------------------------
Future estimated average realizable             $372/oz.(2)
selling price.
--------------------------------------------------------------------------------
Mark-to-market value at December 31,            ($966) million.(3)
2004.
--------------------------------------------------------------------------------

(1) The contract termination dates are 2014-2017 in most cases, but we expect to deliver Pascua-Lama production against these contracts starting in 2009.
(2) Upon delivery of production from 2009-2017, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%.
(3)  At a spot gold price of $436 per ounce and market interest rates.


The allocation of 6.5 million ounces of gold sales contracts to Pascua-Lama involves: i) the identification of contracts, in quantities, and for terms that mitigate gold price risk for Pascua-Lama during the term of the expected financing (contracts were chosen where the existing termination dates are spread between 2009, the targeted first year of production, and 2017, the expected retirement of financing for the project); ii) the segregation of these contracts from the remaining non-Pascua-Lama gold sales contracts (the "Corporate Gold Sales contracts"); iii) the eventual settlement of proceeds from these contracts for the benefit of Pascua-Lama production.

Barrick will continue to guarantee the Pascua-Lama Gold Sales Contracts, and the remaining Corporate Gold Sales Contracts. The Barrick guarantee is a critical component in allocating long-term contracts with termination dates out to 2009-2017 to support the future Pascua-Lama financing.

Through allocation of these gold sales contracts to Pascua-Lama, we significantly reduce capital risk. It protects the gold price during the term of the forecasted financing, while leaving the remaining reserves fully levered to spot gold prices. The contracts represent just over 35% of the 17.6 million ounces of gold reserves at Pascua-Lama, and do not impact any of the 643 million ounces of silver contained in gold reserves at Pascua-Lama.

These Pascua-Lama Gold Sales Contracts, while allocated to Pascua production, retain all the benefits of our gold sales Master Trading Agreements (MTAs) and are not subject to margining, downgrade or unilateral and discretionary "right to break" provisions. Furthermore, as part of our MTAs, these Pascua-Lama Gold Sales Contracts are not subject to any provisions regarding any final go-ahead decisions with Pascua-Lama construction, or any possible delay or change in the Pascua-Lama project.

Corporate Gold Sales Contracts
In addition to the gold sales contracts allocated against Pascua-Lama, we have Corporate Gold Sales Contracts, which at December 31, 2004 totaled 7.0 million ounces of fixed-price gold sales contracts. This represents slightly over one year of expected future gold production and approximately 10% of our proven and probable reserves, excluding Pascua-Lama.

Key Aspects of Corporate Gold Sales Contracts
(as of December 31, 2004)
--------------------------------------------------------------------------------
Current termination date of contracts.               2014 in most cases.
--------------------------------------------------------------------------------
Average estimated realizable selling                 $426/oz.(1)
price in 2014.
--------------------------------------------------------------------------------
Mark-to-market value at December 31,                 ($949) million.(2)
2004.
--------------------------------------------------------------------------------

(1) Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%. Accelerating gold deliveries would likely lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.
(2)  At a spot gold price of $436 per ounce, and market interest rates.


We have an obligation to deliver gold by the termination date (currently 2014 in most cases). However, because we typically fix the price of gold under our gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the "interim price-setting date"), the actual realized price on the contract termination date depends upon the actual gold market forward premium ("contango") between the interim price-setting date and the termination date. Therefore, the $426/oz price estimate could change over time due to a number of factors, including but not limited to: US dollar interest rates, gold lease rates, spot gold prices, and extensions of the termination date. This price, which is an average for the total Corporate Gold Sales Contract position, is not necessarily representative of the prices that may be realized each quarter for actual deliveries into gold sales contracts, in particular if we choose to settle any gold sales contract in advance of the termination date (which we have the right to do at our discretion). If we chose to accelerate gold deliveries, this would likely lead to reduced contango that would


BARRICK YEAR-END 2004                 29    MANAGEMENT'S DISCUSSION AND ANALYSIS
otherwise have built up over time (and therefore a lower realized price).

The gold market forward premium, or contango, is typically closely correlated with the difference between US dollar interest rates and gold lease rates. An increase or decrease in US dollar interest rates would generally lead to a corresponding increase or decrease in contango, and therefore an increase or decrease in the estimated future price of the contract at the termination date. Furthermore, the greater the time period between the interim price-setting date and the termination date, the greater the sensitivity of the final realized price to US dollar interest rates.

A short-term spike in gold lease rates would not have a material negative impact on us because we are not significantly exposed under our fixed-price gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango, i.e. "backwardation"). Gold lease rates have historically tended to be low, and any spikes short-lived, because of the large amount of gold available for lending relative to demand.

In addition to the Corporate Gold Sales Contracts, we also have floating spot-price gold sales contracts under which we are committed to deliver 0.5 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $52 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market gold spot price at the time of delivery adjusted by the difference between the spot price and the contract price at the time of such election.

Fixed-Price Silver Sales Contracts
(as of December 31, 2004)
--------------------------------------------------------------------------------
Millions of silver ounces                               12.4
--------------------------------------------------------------------------------
Current termination date of silver                      2014 in most cases.
sales contracts
--------------------------------------------------------------------------------
Average estimated realizable selling                    $8.50/oz.(1)
price at 2014 termination date
--------------------------------------------------------------------------------
Mark-to-market value at December                        ($14) million.(2)
31, 2004
--------------------------------------------------------------------------------

(1) Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.
(2)  At a spot silver price of $6.82 per ounce.


We also have floating spot-price silver sales contracts under which we are committed to deliver 12 million ounces of silver over the next ten years at spot prices, less an average fixed-price adjustment of $0.96 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market silver spot price at the time of delivery adjusted by the difference between the spot price and the contract price at the time of such election.

Key terms of Gold and Silver Sales Contracts
In all of our MTAs, which govern the terms of gold and silver sales contracts with our 19 counterparties, the following applies:
o The counterparties do not have unilateral and discretionary "right to break" provisions.
o    There are no credit downgrade provisions.
o We are not subject to any margin calls -- regardless of the price of gold or silver.
o We have the right to settle our gold and silver sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold and silver sales contracts outstanding for up to 15 years.
o At our option, we can sell gold or silver at the market price or the contract price, whichever is higher, up to the termination date of the contracts (currently 2014 in most cases).

The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability or that of our principal hedging subsidiary's ability to perform our or its gold and silver delivery and other obligations under the trading agreements and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:
o We must maintain a minimum consolidated net worth of at least $2 billion; currently, it is $3.6 billion. The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.
o We must maintain a maximum long-term debt to consolidated net worth ratio of 2:1; currently it is 0.51:1.

In most cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept "evergreen", regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.


BARRICK YEAR-END 2004                 30    MANAGEMENT'S DISCUSSION AND ANALYSIS

As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increases or decreases. The unrealized mark-to-market loss on our fixed-price forward gold sales contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the gold forward sales contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2014 in most cases). Gold sales contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.



Change in the Fair Value of
Gold and Silver Sales Contracts
($ millions)                                                Gold(1)       Silver
--------------------------------------------------------------------------------
Unrealized loss at January 1, 2004                          $ 1,725     $    20
--------------------------------------------------------------------------------
Impact of change in spot price(2)                               288          11
--------------------------------------------------------------------------------
Contango earned in the period                                  (119)         (1)
--------------------------------------------------------------------------------
Impact of change in valuation inputs(3)                         136           2
--------------------------------------------------------------------------------
Mark-to-market impact of deliveries into contracts              (89)         (6)
--------------------------------------------------------------------------------
Unrealized loss at December 31, 2004                        $ 1,941     $    26
--------------------------------------------------------------------------------

(1) Includes both the Pascua-Lama Gold Sales Contracts and the Corporate Gold Sales Contracts.
(2) From $415 per ounce to $436 per ounce for gold, and $5.92 per ounce to $6.82 per ounce for silver.
(3) Other than spot metal prices (i.e. interest rates and gold and silver lease rates).


Fair Value of Derivative Positions
At December 31, 2004                                                  Unrealized
($ millions)                                                         Gain/(Loss)
--------------------------------------------------------------------------------
Corporate Gold Sales Contracts                                          $  (949)
--------------------------------------------------------------------------------
Pascua-Lama Gold Sales Contracts                                           (966)
--------------------------------------------------------------------------------
Floating Spot-Price Gold Sales Contracts                                    (26)
--------------------------------------------------------------------------------
Silver Sales Contracts                                                      (14)
--------------------------------------------------------------------------------
Floating Spot-Price Silver Sales Contracts                                  (12)
--------------------------------------------------------------------------------
Foreign currency contracts                                                  298
--------------------------------------------------------------------------------
Interest rate contracts                                                      45
--------------------------------------------------------------------------------
Fuel contracts                                                                4
--------------------------------------------------------------------------------
                                                                        $(1,620)
--------------------------------------------------------------------------------


LIQUIDITY
Liquidity Management
Liquidity is managed dynamically, and factors that could impact liquidity are regularly monitored. The primary factors that affect liquidity include gold production levels, realized gold sales prices, cash production costs, future capital expenditure requirements, scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. Working capital requirements have not historically had a material effect on liquidity. Counterparties to the financial instruments and gold sales contracts that we hold do not have unilateral and discretionary rights to accelerate settlement of financial instruments or gold sales contracts, and we are not subject to any margin calls.

We consider our liquidity profile to be sound, as there are no reasonably foreseeable trends, demands, commitments, events or circumstances expected to prevent us from funding the capital needed to implement our strategy.


Capital Resources(1)
($ millions)                                       2004        2003        2002
--------------------------------------------------------------------------------
Opening capital resource                        $ 1,977     $ 2,044     $ 1,733
New sources
  Operating cash flow                               506         519         588
  New financing facilities(2)                     1,056           -           -
--------------------------------------------------------------------------------
                                                  3,539       2,563       2,321
--------------------------------------------------------------------------------
Allocations
  Growth capital(3)                                (627)       (107)        (29)
  Sustaining capital(4)                            (184)       (215)       (199)
  Dividends/share buyback                          (213)       (272)       (119)
  Other                                             (37)          1          70
--------------------------------------------------------------------------------
Closing capital resources                       $ 2,478     $ 1,970     $ 2,044
--------------------------------------------------------------------------------
Components of closing capital resources
Cash and equivalents                            $ 1,398     $   970     $ 1,044
Unutilized credit facilities                      1,080       1,000       1,000
--------------------------------------------------------------------------------
Total                                           $ 2,478     $ 1,970     $ 2,044
--------------------------------------------------------------------------------

(1) Capital resources include cash balances and sources of financing that have been arranged but not utilized.
(2) Includes the $250 million Veladero financing $750 million bond offering, and $56 million lease facility for Lagunas Norte.
(3) Growth capital represents capital invested in new projects to bring new mines into production.
(4) Sustaining capital represents capital required at existing mining operations.



BARRICK YEAR-END 2004                 31    MANAGEMENT'S DISCUSSION AND ANALYSIS

Credit rating
Credit ratings at December 31, 2004, from major rating agencies
--------------------------------------------------------------------------------
Standard and Poor's                                                            A
Moody's                                                                     Baa1
DBRS                                                                           A
--------------------------------------------------------------------------------


Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. A deterioration in our credit rating would not adversely affect existing debt securities or the terms of gold sales contracts, but could impact funding costs for any new debt financing. The key factors that are important to our credit rating include the following: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our net cash flow, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our geo-political risk profile.


Contractual Obligations and Commitments

-------------------------------------------------------------------------------------------------------
($ millions)                                                     Payments due
-------------------------------------------------------------------------------------------------------
                                                                                      2010 and
At December 31, 2004                     2005     2006     2007     2008     2009   thereafter    Total
-------------------------------------------------------------------------------------------------------
Contractual obligations
-------------------------------------------------------------------------------------------------------
  Long-term debt (1)                   $   31   $   58   $  580   $   72   $   17       $  903   $1,661
-------------------------------------------------------------------------------------------------------
  Asset retirement obligations (2)         35       28       17       41       33          190      344
-------------------------------------------------------------------------------------------------------
  Capital leases                            1        4        -        -        -            -        5
-------------------------------------------------------------------------------------------------------
  Operating leases                         16       16       16       17        5            6       76
-------------------------------------------------------------------------------------------------------
  Post-retirement benefits                 16       15       16       16       16           89      168
-------------------------------------------------------------------------------------------------------
  Other post-retirement benefits            2        2        2        2        2            9       19
-------------------------------------------------------------------------------------------------------
  Royalty arrangements (3)                 61       66       66       67       67          510      837
-------------------------------------------------------------------------------------------------------
Purchase obligations for supplies and
  consumables                              11        3        1        1        -            -       16
-------------------------------------------------------------------------------------------------------
Power contracts (4)                         6        5        1        5        2            -       19
-------------------------------------------------------------------------------------------------------
Capital commitments (5)                   314        8        -        -        -            -      322
-------------------------------------------------------------------------------------------------------
                                          493      205      699      221      142        1,707    3,467
-------------------------------------------------------------------------------------------------------



Contractual Obligations and Commitments
(1) Long-term debt
Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero project financings are secured by assets at the Bulyanhulu Mine and Veladero project respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by a deterioration in our credit rating.

(2) Asset retirement obligations
Amounts presented in the table represent the discounted future payments for the expected cost of asset retirement obligations.

(3) Royalties
Virtually all of the royalty arrangements give rise to obligations as we produce gold. In the event that we do not produce gold at our mining properties, we have no payment obligation to the royalty holders. The amounts disclosed are based on expected future gold production, using a $425 gold price assumption. The most significant royalty agreements are disclosed in note 5 to our Financial Statements.

(4) Power contracts
We enter into contracts to purchase power at each of our operating mines. These contracts provide for fixed prices, which, in certain circumstances, are adjusted for inflation. Some agreements obligate us to purchase fixed quantities per hour, seven days a week, while others are based on a percentage of actual consumption. These contracts extend through various dates in 2005 to 2009.

In addition to the purchase obligations set out in the table, we purchase about 1 billion kilowatt-hours annually at market rates. Under the terms of the Goldstrike Power contract, we purchase power based on actual consumption; this contract has an exit fee that we will pay when we commence commercial operation of our Nevada Power Plant and leave the utility.

(5) Capital commitments
Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2004 mainly related to construction at our development projects and also the power plant in Nevada.


BARRICK YEAR-END 2004                 32    MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital expenditures not yet committed
We expect to incur about $2.5 billion to complete the development/construction of our present development projects over the next five years (Veladero, Lagunas Norte, Tulawaka, Cowal, Pascua-Lama and East Archimedes) and the Nevada Power Plant, as well as an average of approximately $175 million per year in sustaining capital at our producing mines over the same time period. A total of $322 million of these amounts had been committed at the end of 2004, with the remainder not yet committed.

Payments to maintain land tenure and mineral property rights
In the normal course of business, we are required to make annual payments to maintain title to certain of our properties and to maintain our rights to mine gold at certain of our properties. If we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing. The validity of mining claims can be uncertain and may be contested. Although we have attempted to acquire satisfactory title to our properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Contingencies - Litigation
We are currently subject to various litigation as disclosed in note 23 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. Management exercises judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Accounting Policy Changes
There were no changes in accounting policies in 2004 that significantly impacted our Financial Statements. As disclosed in note 2B to the Financial Statements, in 2005 we are required to adopt FAS 123R, Accounting for Stock-based Compensation, and we may be required to change our accounting policy for stripping costs once the Emerging Issues Task Force has completed its deliberations on EITF 04-6.

Critical Accounting Estimates
Certain accounting estimates have been identified as being "critical" to the presentation of our financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain; and there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Critical accounting estimates include:
o Reserve estimates used to measure amortization of property, plant and equipment;
o     Stripping ratios used to measure amortization of capitalized mining costs;
o     Impairment assessments of long-lived assets;
o     The fair value of asset retirement obligations; and
o The measurement of deferred income tax assets and liabilities and assessments of the amounts of valuation allowances recorded.
Reserve Estimates Used to Measure Amortization of Property, Plant and
Equipment
We record amortization expense based on the estimated useful economic lives of long-lived assets. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. Reserves are estimated in accordance with the principles in Industry Guide No. 7, issued by the SEC. The estimation of quantities of gold reserves is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or


BARRICK YEAR-END 2004                 33    MANAGEMENT'S DISCUSSION AND ANALYSIS
assumptions could cause reserve estimates to substantially change from period to period. Because mineral reserves are estimates, there is a risk that actual gold production could differ from expected gold production from our reserves. Factors that could cause actual gold production to differ include adverse changes in gold or silver prices, which could make the reserve uneconomic to mine; and variations in actual ore grade and gold and silver recovery rates from estimates.

A key trend that could reasonably impact reserve estimates is rising market gold prices. As market gold prices rise, the gold price assumption used in reserve estimation also rises. This assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively.

In general, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:
o Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and
o Reserves at underground mines are often more sensitive to gold price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

The mines where amortization expense is most sensitive to changes in reserve estimates are: Pierina, Goldstrike Underground, Eskay Creek and Bulyanhulu. These mines have significant carrying amounts of property, plant and equipment that are amortized using the units-of-production method and make up a significant proportion of property, plant and equipment at our operating mines.

Impact of Historic Changes in Reserve Estimates on Amortization

For the years ended Dec.31            2004                       2003
($ millions, except           Reserves  Amortization      Reserves  Amortization
reserves in millions          increase      increase      increase      increase
of contained oz)         (decrease)(1)    (decrease)  (decrease)(1)   (decrease)
--------------------------------------------------------------------------------
Goldstrike
--------------------------------------------------------------------------------
  Underground                      0.2         $ (8)            0.6        $(10)
--------------------------------------------------------------------------------
  Open Pit                         1.5           (7)            1.3          (6)
--------------------------------------------------------------------------------
Plutonic                           0.5           (2)            1.3          (4)
--------------------------------------------------------------------------------
Eskay Creek                       (0.1)           4             -             -
--------------------------------------------------------------------------------
Kalgoorlie                         0.9           (3)            -             -
--------------------------------------------------------------------------------
Pierina                            0.3           (9)            -             -
--------------------------------------------------------------------------------

(1) Each year we updated our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated at the beginning of the applicable fiscal year and are in millions of contained ounces.


Stripping Ratios Used to Measure Amortization of Capitalized Mining Costs Amortization of capitalized mining costs is recorded in the cost of inventory produced using a "stripping ratio". The stripping ratio is calculated as the total tons of ore and waste that must be mined compared to recoverable proven and probable gold reserves.

Both reserve estimates and the estimated tons of ore and waste that must be mined to produce reserves are estimates that are highly uncertain. The assumptions and uncertainty relating to reserve estimates are described on page 33 under "Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment". The estimated tons of ore and waste that must be mined to produce reserves are calculated based on a mine plan that contemplates a design for the open pit relating to the mining of reserves. As reserve estimates change, the design of the open pit also changes, and both of these factors impact the stripping ratio.

Changes in this ratio affect the amortization of capitalized mining costs to inventory, and ultimately cost of sales when the inventory is sold. In general, stripping ratios are higher at open-pit mines where the ore body is deep below the surface of the earth.

Impact of Historic Changes in Stripping Ratios

                                                           Amortization increase
($ millions,                  Stripping Ratio used in         (decrease)(1)
except ratios)                2005      2004      2003    2005     2004     2003
--------------------------------------------------------------------------------
Goldstrike
  Open Pit                   127:1     109:1     112:1     $ 5     $(1)      $ -
Pierina                       89:1      60:1      48:1      20       7         -
--------------------------------------------------------------------------------

(1) Impact of the year on year change in the stripping ratio used to amortize capitalized mining costs.


BARRICK YEAR-END 2004                 34    MANAGEMENT'S DISCUSSION AND ANALYSIS

Stripping ratios are updated annually at the same time as reserve estimates are updated. At the end of 2004, the stripping ratios for Goldstrike Open Pit and Pierina were updated to reflect the updated reserves at the end of 2004. The amount presented represents the estimated impact on annual amortization caused by these changes, based on production levels and sales volumes in 2004.

Impairment Assessments of Operating Mines, Development Projects and Exploration Stage Properties
We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets are included in one group. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes. Estimates of expected future cash flow reflect:
o Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;
o Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors). In impairment assessments conducted in 2004 we used an expected future market gold price of $400 per ounce, and an expected future market US$:A$ exchange rate of $0.70 and US$:C$ exchange rate of $0.82;
o Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;
o Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and
o Environmental remediation costs excluded from the measurement of asset retirement obligations.

We record a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. We estimated fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve estimates, together with economic factors such as gold and silver prices, and currency exchange rates, estimates of costs to produce reserves and future sustaining capital. The assessment and measurement of impairment excludes the impact of derivatives designated in a cash flow hedge relationship for future cash flows arising from operating mines and development projects.

Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated undiscounted net cash flows and fair value can be substantial. An impairment is generally only recorded when the carrying amount of a long-lived asset exceeds the total estimated undiscounted net cash flows. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. Management makes this determination using available evidence taking into account current expectations for each mining property.

For acquired exploration-stage properties, the purchase price is capitalized, but post-acquisition exploration expenditures are expensed. The future economic viability of exploration stage properties largely depends upon the outcome of exploration activity, which can take a number of years to complete for large properties. Management monitors the results of exploration activity over time to assess whether an impairment may have occurred. The measurement of any impairment is made more difficult because there is not an active market for exploration properties, and because it is not possible to use discounted cash flow techniques due to the very limited information that is available to accurately model future cash flows. In general, if an impairment occurs at an exploration stage property, it would probably have minimal value and most of the acquisition cost may have to be written down.

Impairment charges are recorded in other income/expense and impact earnings in the year they are recorded. Prospectively, the impairment could also impact the calculation of amortization of an asset. In fourth quarter 2004, we performed detailed impairment assessments for three groups of assets: the Eskay Creek mine in North America; various exploration-stage properties in Peru; and the Cowal mine in Australia.


BARRICK YEAR-END 2004                 35    MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Eskay Creek mine, the requirement to complete an impairment test was due to the following combination of factors: downward revisions to reserves in 2004; the continued weakening of the US dollar that impacts Canadian dollar operating costs measured at market rates; and upward revisions in asset retirement obligations at the end of 2004. On completion of this test, we concluded that the mine was impaired at the end of 2004, and we recorded a pre-tax impairment charge of $58 million.

For a group of Peruvian exploration-stage properties acquired as part of the Arequipa acquisition in 1996, we completed an impairment test in fourth quarter 2004 following the finalization of the exploration program for the year and based on an updated assessment of future plans for the properties. On completion of this test, we concluded that the properties were impaired at the end of 2004 and we recorded a pre-tax impairment charge of $67 million.

For the Cowal development project, an impairment test was completed following upward revisions to estimated capital and operating costs for the project; and the continued weakening of the US dollar that impacts the amounts reported in US dollars for Australian dollar expenditures, measured at market prices. On completion of this test we concluded that the mine was not impaired at the end of 2004.

We completed these impairment tests using a $400 average future gold price assumption. If a significant adverse change in the market gold price occurred that caused us to revise this price assumption downwards, the amount by which the Eskay Creek mine is impaired could increase and the conclusion on the Cowal impairment test could change, subject to the effect of changes in other factors and assumptions. The revised gold price assumption would have no impact on the Peruvian exploration-stage properties because the properties were fully written down at the end of 2004.


Fair Value of Asset Retirement Obligations (AROs)
AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. We record the fair value of an ARO in our Financial Statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the effect is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase or decrease in amortization expense. At closed mines, the adjustment is charged directly to earnings.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of noncompliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks, however, for some risks coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors, the fair value of AROs can materially change over time.

In 2004, we recorded charges in AROs totaling $54 million, of which $32 million was recorded as an adjustment to the corresponding asset and $22 million was recorded as a charge to earnings. The $22 million charge to earnings mainly reflects increases in the expected cost of water treatment at certain closed mines. In 2003, we recorded revisions to AROs totaling $10 million for various closed mines that were charged to earnings and mainly reflect increases in the expected cost of water treatment.


BARRICK YEAR-END 2004                 36    MANAGEMENT'S DISCUSSION AND ANALYSIS

AROs at December 31, 2004
($ millions)
--------------------------------------------------------------------------------
Operating mines                                                             $204
Closed mines                                                                 148
Development projects                                                          15
--------------------------------------------------------------------------------
Total                                                                       $367
--------------------------------------------------------------------------------


At our operating mines, it is reasonably possible that circumstances could arise by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for certain mines, following which it may be necessary to adjust the fair value of AROs.

At one closed mine, the principal uncertainty that could impact the fair value of ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method, which we believe to be the most probable, but it is reasonably possible that a less costly method may ultimately prove to be technically feasible, in which case the ARO may decrease and any revision to the ARO would be recorded in earnings in the period of change.

The period of time over which we have assumed that water quality monitoring and treatment will be required also have a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range is significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.


Deferred Tax Assets and Liabilities
Measurement of Timing Differences
We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our Financial Statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. The most significant such estimate is the tax basis of certain Australian assets following elections in 2004 under new tax regimes in Australia. These elections resulted in the revaluation of certain assets in Australia for income tax purposes. Part of the revalued tax basis of these assets was estimated based on a valuation completed for tax purposes. This valuation is under review by the Australian Tax Office ("ATO") and the amount finally accepted by the ATO may differ from the assumption used to measure deferred tax balances at the end of 2004.


Valuation Allowances
Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable and valuation allowances has been rising gold prices. A continuation of this trend could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release.

We released valuation allowances totaling $5 million in 2004 and $62 million in 2003. In 2004, the release was as a consequence of an election to consolidate our Australian operations into one tax group. The $62 million release in 2003 was mainly a result of a corporate reorganization for tax purposes in North America and the impact of higher expected levels of taxable income in Australia and Argentina caused by rising market gold prices.

A further continuation of the recent trend of rising gold prices could lead to the release of some portion or all of the valuation allowances in the United States and Argentina.

--------------------------------------------------------------------------------
Valuation allowances at December 31
($ millions)                                             2004               2003
--------------------------------------------------------------------------------
United States                                            $189               $181
Chile                                                     141                146
Argentina                                                  75                 73
Canada                                                     73                 72
Tanzania                                                   89                 68
Australia                                                   3                  8
Other                                                       8                  6
--------------------------------------------------------------------------------
                                                         $578               $554
--------------------------------------------------------------------------------


BARRICK YEAR-END 2004                 37    MANAGEMENT'S DISCUSSION AND ANALYSIS

United States: most of the valuation allowances relate to the full amount of Alternative Minimum Tax credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to gold selling prices and other factors and circumstances may result in an adjustment to these valuation allowances.

Chile: valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of income. In the event that these subsidiaries have sources of income in the future, we may release some or all of the allowances.

Argentina: a valuation allowance of $75 million has been set up against certain deferred tax assets in Argentina. Historically, we have had no income generating operations in Argentina, but following the production start-up at Veladero in 2005, various factors will affect future levels of taxable income in Argentina, including the volume of gold produced and sold, gold selling prices and costs incurred to produce gold. It is reasonably possible that an adjustment to a $34 million portion of this valuation allowance that relates to Veladero will be made in the near term.

Canada: substantially all of the valuation allowances relate to capital losses that will only be utilized if any capital gains arise.

Tanzania: considering the local fiscal regime applicable to mining companies and expected levels of future taxable income from the Bulyanhulu mine, a valuation allowance exists against a portion of the deferred tax assets. If we conclude that expected levels of future taxable income from Bulyanhulu will be higher, we may release some or all of the valuation allowance.


NON-GAAP PERFORMANCE MEASURES

For the years ended December 31
($ millions, except per ounce information)                   2004          2003
--------------------------------------------------------------------------------
Total cash costs -- per US GAAP(1)                        $ 1,064       $ 1,065
Accretion expense and reclamation costs at
  the operating mines                                         (18)          (14)
--------------------------------------------------------------------------------
Total cash costs per ounce -- per Gold
  Institute Production Cost Standard                      $ 1,046       $ 1,051
--------------------------------------------------------------------------------
Ounces sold (thousands)                                     4,936         5,554
--------------------------------------------------------------------------------
Total cash costs per ounce -- per US GAAP
  (dollars)(2)                                            $   216       $   192
--------------------------------------------------------------------------------
Total cash costs -- per Gold Institute
  Production Cost Standard (dollars)(2)                   $   212       $   189
--------------------------------------------------------------------------------

(1) Equal to cost of sales and other operating expenses less accretion expense and reclamation costs at non-operating mines.

(2)  Per ounce weighted average.


We have included total cash costs per ounce data because these statistics are a key performance measure that management uses to monitor performance. We use these statistics to assess how well our producing mines are performing compared to plan and also to assess the overall effectiveness and efficiency of our mining operations. The inclusion of these statistics in MD&A helps an investor to assess performance "through the eyes of management". We understand that certain investors also use these statistics to assess our performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year on year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow for use in investing and other activities. We report total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). Adoption of the Standard is voluntary, but we understand that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. A US GAAP measure of costs per ounce has also been presented as required by securities regulations that govern non-GAAP performance measures. Commentary within this Management's Discussion and Analysis is focused on the "total cash costs" measure as defined by the Standard.

The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. As can be seen from the table on page 38 reconciling the GAAP and non-GAAP measures, the GAAP and non-GAAP measures are not significantly different.


CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this Year End Report 2004, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan",


BARRICK YEAR-END 2004                 38    MANAGEMENT'S DISCUSSION AND ANALYSIS

"intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Year End Report 2004 are qualified by these cautionary statements. Specific reference is made to Barrick's most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


BARRICK YEAR-END 2004                 39    MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

-----------------------------------------------------------------------------------------------------------------------------
                                           Goldstrike -          Goldstrike -
                                             Open Pit             Underground          Eskay Creek(2)       Round Mountain
-----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31           2004       2003       2004       2003       2004       2003       2004       2003
-----------------------------------------------------------------------------------------------------------------------------
Total cash production costs -
  per US GAAP(1)                      $  336.5   $  380.6   $  141.2   $  152.1   $    9.3   $   18.6   $   84.5   $   67.2
Accretion expense and reclamation
  costs at operating mines                (2.5)      (2.5)      (0.2)         -       (0.2)      (0.3)      (1.6)      (1.6)
-----------------------------------------------------------------------------------------------------------------------------
Total cash production costs per Gold
  Institute Production Cost Standard  $  334.0   $  378.1   $  141.0   $  152.1   $    9.1   $   18.3   $   82.9   $   65.6
-----------------------------------------------------------------------------------------------------------------------------
Ounces sold (thousands)                  1,352      1,625        554        600        290        354        375        379
Total cash costs per ounce sold
  per US GAAP (dollars)(3)            $    249   $    234   $    256   $    253   $     32   $     53   $    225   $    177
-----------------------------------------------------------------------------------------------------------------------------
Total cash costs per ounce sold -
  per Gold Institute Production
    Cost Standard (dollars)(4)        $    247   $    233   $    255   $    253   $     31   $     52   $    221   $    173
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                               Hemlo            Holt-McDermott           Marigold         Total North America
-----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31           2004       2003       2004       2003       2004       2003       2004       2003
-----------------------------------------------------------------------------------------------------------------------------
Total cash production costs -
  per US GAAP(1)                      $   57.6   $   60.4   $   12.1   $   20.9   $    9.1   $    8.1   $  650.3   $  707.9
Accretion expense and reclamation
  costs at operating mines                (0.2)      (0.2)      (0.1)      (0.1)      (0.1)      (0.1)      (4.9)      (4.8)
-----------------------------------------------------------------------------------------------------------------------------
Total cash production costs per Gold
  Institute Production Cost Standard  $   57.4   $   60.2   $   12.0   $   20.8   $    9.0   $    8.0   $  645.4   $  703.1
-----------------------------------------------------------------------------------------------------------------------------
Ounces sold (thousands)                    239        266         62         87         46         47      2,918      3,358
Total cash costs per ounce sold
  per US GAAP (dollars)(3)            $    241   $    227   $    195   $    240   $    198   $    172   $    223   $    211
-----------------------------------------------------------------------------------------------------------------------------
Total cash costs per ounce sold -
  per Gold Institute Production
    Cost Standard (dollars)(4)        $    240   $    226   $    197   $    239   $    197   $    171   $    221   $    209
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                              Pierina         Total Sounth America       Plutonic               Darlot
-----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31           2004       2003       2004       2003       2004       2003       2004       2003
-----------------------------------------------------------------------------------------------------------------------------
Total cash production costs -
  per US GAAP(1)                        $ 72.2   $   78.9   $   72.2   $   78.9   $   69.2   $   62.6   $   30.0   $   25.4
Accretion expense and reclamation
  costs at operating mines                (3.5)      (3.2)      (3.5)      (3.2)      (0.1)      (0.2)      (0.1)      (0.1)
-----------------------------------------------------------------------------------------------------------------------------
Total cash production costs per Gold
  Institute Production Cost Standard    $ 68.7   $   75.7   $   68.7   $   75.7   $   69.1   $   62.4   $   29.9   $   25.3
-----------------------------------------------------------------------------------------------------------------------------
Ounces sold (thousands)                    649        911        649        911        310        324        142        154
Total cash costs per ounce sold
  per US GAAP (dollars)(3)              $  111     $   87     $  111     $   87     $  223     $  193     $  211     $  165
-----------------------------------------------------------------------------------------------------------------------------
Total cash costs per ounce sold -
  per Gold Institute Production
    Cost Standard (dollars)(4)          $  106     $   83     $  106     $   83     $  223     $  193     $  210     $  164
-----------------------------------------------------------------------------------------------------------------------------

(1) Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).
(2) Eskay Creek's total cash costs in 2004 are impacted by higher silver prices which the Company treats as a by-product. Total cash costs on a co-product basis are: 2004 - gold $202 per ounce, silver $3.36 per ounce (2003 - gold $175 per ounce, silver $2.37 per ounce).
(3)  Represents total cash production costs per US GAAP divided by ounces sold.
(4) Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.


BARRICK YEAR-END 2004                 40    MANAGEMENT'S DISCUSSION AND ANALYSIS

------------------------------------------------------------------------------------------------------------------------------
                                              Lawlers             Kalgoorlie            Bulyanhulu      Total Australia/Africa
------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31           2004       2003       2004       2003       2004       2003       2004       2003
------------------------------------------------------------------------------------------------------------------------------
Total cash production costs -
  per US GAAP(1)                        $ 28.3   $   23.8   $  108.5   $   88.1   $  103.2   $   77.1   $    339.2   $    277.0
Accretion expense and reclamation
  costs at operating mines                (0.1)      (0.1)      (1.5)      (1.5)      (7.5)      (4.1)        (9.3)        (6.0)
------------------------------------------------------------------------------------------------------------------------------
Total cash production costs per Gold
  Institute Production Cost Standard    $ 28.2   $   23.7   $  107.0   $   86.6   $   95.7   $   73.0   $    329.9   $    271.0
------------------------------------------------------------------------------------------------------------------------------
Ounces sold (thousands)                    115         95        463        415        339        297        1,369        1,285
Total cash costs per ounce sold
  per US GAAP (dollars)(2)              $  247     $  250     $  234     $  212     $  304     $  260     $    248     $    216
------------------------------------------------------------------------------------------------------------------------------
Total cash costs per ounce sold -
  per Gold Institute Production
    Cost Standard (dollars)(3)          $  246     $  249     $  231     $  209     $  283     $  246     $    241     $    210
------------------------------------------------------------------------------------------------------------------------------

(1) Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).
(2)  Represents total cash production costs per US GAAP divided by ounces sold.
(3) Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.



Reconciliation of Amortization Costs per Ounce to Financial Statements

--------------------------------------------------------------------------------------------------
For the years ended December 31                                      2004        2003        2002
--------------------------------------------------------------------------------------------------
Amortization expense per consolidated financial statements        $   452     $   522     $   519
Amortization expense recorded on property, plant and equipment
  not at operating mine sites                                         (27)        (25)        (26)
--------------------------------------------------------------------------------------------------
Amortization expense for per ounce calculation                    $   425     $   497     $   493
--------------------------------------------------------------------------------------------------
Ounces sold (thousands)                                             4,936       5,554       5,805
--------------------------------------------------------------------------------------------------
Amortization per ounce (dollars)                                  $    86     $    90     $    85
--------------------------------------------------------------------------------------------------


BARRICK YEAR-END 2004                 41    MANAGEMENT'S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

CONTANGO: The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORE: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content of mined ore going into a mill for processing. Recovered grade: actual metal content of ore determined after processing. Reserve grade: estimated metal content of an orebody, based on reserve calculations.

HEAP LEACHING: A process whereby gold is extracted by "heaping" broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

LIBOR: The London Inter-Bank Offered Rate for deposits.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See page 84 -- Gold Mineral Reserves and Mineral Resources."

MINERAL RESOURCE: See page 84 -- Gold Mineral Reserves and Mineral Resources."

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

MINING SEQUENCE: Sequence by which ore is extracted from the mine is based on the mine plan.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

OREBODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECLAMATION AND CLOSURE COSTS: The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

ROASTING: The treatment of ore by heat and air, or oxygen enriched air, in order to remove sulphur, carbon, antimony or arsenic.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.


BARRICK YEAR-END 2004                 42    MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income


Barrick Gold Corporation
For the years ended December 31,
(in millions of United States dollars, except per share data) (Unaudited)
-------------------------------------------------------------------------------------------------------
                                                                          2004        2003        2002
-------------------------------------------------------------------------------------------------------
Gold sales (notes 3 and 4)                                             $ 1,932     $ 2,035     $ 1,967
-------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales(1) (note 5)                                                1,071       1,072       1,070
Amortization (note 3)                                                      452         522         519
Administration                                                              71          73          50
Exploration, development and business development                          141         137         104
Other (income) expense (note 6)                                            158          (4)         16
-------------------------------------------------------------------------------------------------------
                                                                         1,893       1,800       1,759
-------------------------------------------------------------------------------------------------------
Interest income                                                             25          31          26
Interest expense (note 16B)                                                (19)        (44)        (57)
-------------------------------------------------------------------------------------------------------
Income before income taxes and other items                                  45         222         177
Income tax recovery (expense) (note 7)                                     203          (5)         16
-------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles        248         217         193
Cumulative effect of changes in accounting principles (note 2B)              -         (17)          -
-------------------------------------------------------------------------------------------------------
Net income for the year                                                $   248     $   200     $   193
-------------------------------------------------------------------------------------------------------
Earnings per share data (note 8):
Income before cumulative effect of changes in accounting principles
  Basic                                                                $  0.47     $  0.40     $  0.36
  Diluted                                                              $  0.46     $  0.40     $  0.36
Net income
  Basic                                                                $  0.47     $  0.37     $  0.36
  Diluted                                                              $  0.46     $  0.37     $  0.36
-------------------------------------------------------------------------------------------------------


(1)  Exclusive of amortization (note 5).

The accompanying notes are an integral part of these consolidated financial statements.


BARRICK YEAR-END 2004                 43                    FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow


Barrick Gold Corporation
For the years ended December 31,
(in millions of United States dollars) (Unaudited)
----------------------------------------------------------------------------------------------
                                                                 2004        2003        2002
----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                    $   248     $   200     $   193
Amortization                                                      452         522         519
Deferred income taxes (note 18)                                  (225)        (49)        (75)
Inmet litigation settlement (note 6)                                -         (86)          -
Gains on sale of long-lived assets (note 6)                       (34)        (34)         (4)
Other items (note 9)                                               65         (34)        (45)
----------------------------------------------------------------------------------------------
Net cash provided by operating activities                         506         519         588
----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Property, plant and equipment
  Capital expenditures (note 3)                                  (824)       (322)       (228)
  Sales proceeds                                                   43          40           8
Investments (note 10)
  Purchases                                                       (47)        (60)          -
  Sales proceeds                                                    9           8           3
Proceeds on maturity of term deposits                               -           -         159
----------------------------------------------------------------------------------------------
Net cash used in investing activities                            (819)       (334)        (58)
----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Capital stock
  Proceeds from shares issued on exercise of stock options         49          29          83
  Repurchased for cash (note 19A)                                 (95)       (154)          -
Long-term debt (note 16B)
  Proceeds                                                        974           -           -
  Repayments                                                      (41)        (23)        (25)
Dividends (note 19A)                                             (118)       (118)       (119)
Other items                                                       (28)          -           -
----------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities               741        (266)        (61)
----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and equivalents             -           7           1
Net increase (decrease) in cash and equivalents                   428         (81)        469
Cash and equivalents at beginning of year (note 16A)              970       1,044         574
----------------------------------------------------------------------------------------------
Cash and equivalents at end of year (note 16A)                $ 1,398     $   970     $ 1,044
----------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


BARRICK YEAR-END 2004                 44                    FINANCIAL STATEMENTS

Consolidated Balance Sheets


Barrick Gold Corporation
At December 31,
(in millions of United States dollars) (Unaudited)
--------------------------------------------------------------------------------
                                                              2004        2003
--------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and equivalents (note 16A)                          $ 1,398     $   970
  Accounts receivable (note 11)                                 58          56
  Inventories (note 11)                                        215         164
  Other current assets (note 11)                               286         178
--------------------------------------------------------------------------------
                                                             1,957       1,368
  Investments (note 10)                                        134         130
  Property, plant and equipment (note 12)                    3,391       3,128
  Capitalized mining costs (note 13)                           226         235
  Other assets (note 14)                                       566         497
--------------------------------------------------------------------------------
Total assets                                               $ 6,274     $ 5,358
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable                                         $   335     $   245
  Other current liabilities (note 15)                           83         119
--------------------------------------------------------------------------------
                                                               418         364
  Long-term debt (note 16B)                                  1,655         719
  Other long-term obligations (note 17)                        499         464
  Deferred income tax liabilities (note 18)                    139         317
--------------------------------------------------------------------------------
Total liabilities                                            2,711       1,864
--------------------------------------------------------------------------------
Shareholders' equity
  Capital stock (note 19)                                    4,129       4,115
  Deficit                                                     (624)       (694)
  Accumulated other comprehensive income (note 20)              58          73
--------------------------------------------------------------------------------
Total shareholders' equity                                   3,563       3,494
--------------------------------------------------------------------------------
Contingencies and commitments (notes 12D, 16 and 23)
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity                 $ 6,274     $ 5,358
--------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.



BARRICK YEAR-END 2004                 45                    FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity


Barrick Gold Corporation
For the years ended December 31,
(in millions of United States dollars) (Unaudited)
-------------------------------------------------------------------------------------------
                                                              2004        2003        2002
-------------------------------------------------------------------------------------------
Common shares (number in millions)
At January 1                                                   535         542         536
  Issued on exercise of stock options (note 21A)                 3           2           6
  Repurchased (note 19A)                                        (4)         (9)          -
-------------------------------------------------------------------------------------------
At December 31                                                 534         535         542
-------------------------------------------------------------------------------------------
Common shares
At January 1                                               $ 4,115     $ 4,148     $ 4,062
  Issued on exercise of stock options (note 21A)                49          34          86
  Repurchased (note 19A)                                       (35)        (67)          -
-------------------------------------------------------------------------------------------
At December 31                                             $ 4,129     $ 4,115     $ 4,148
-------------------------------------------------------------------------------------------
Deficit
At January 1                                               $  (694)    $  (689)    $  (763)
  Net income                                                   248         200         193
  Adjustment on repurchase of common shares (note 19A)         (60)        (87)          -
  Dividends (note 19A)                                        (118)       (118)       (119)
-------------------------------------------------------------------------------------------
At December 31                                             $  (624)    $  (694)    $  (689)
-------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss) (note 20)    $    58     $    73     $  (125)
-------------------------------------------------------------------------------------------
Total shareholders' equity at December 31                  $ 3,563     $ 3,494     $ 3,334
-------------------------------------------------------------------------------------------



Consolidated Statements of Comprehensive Income


-------------------------------------------------------------------------------------------
                                                              2004        2003        2002
-------------------------------------------------------------------------------------------
Net income                                                   $ 248       $ 200       $ 193
Other comprehensive income (loss), net of tax (note 20)        (15)        198         (18)
-------------------------------------------------------------------------------------------
Comprehensive income                                         $ 233       $ 398       $ 175
-------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.



BARRICK YEAR-END 2004                 46                    FINANCIAL STATEMENTS

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$ and (euro) are to Canadian dollars, Australian dollars and Euros, respectively.

1 > NATURE OF OPERATIONS
Barrick Gold Corporation ("Barrick" or the "Company") engages in the production and sale of gold from underground and open-pit mines, including related activities such as exploration and mine development. Our operations are mainly located in North America, South America, Australia and Africa.

2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of preparation
These financial statements are prepared under United States generally accepted accounting principles ("US GAAP"). We also include financial statements prepared under Canadian GAAP in our Proxy Statement that we file with various Canadian regulatory authorities. To ensure comparability of financial information, certain prior-year amounts have been reclassified to conform with the current year presentation.


Consolidation policy
These financial statements reflect consolidation of the accounts of Barrick and other entities in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities through arrangements that do not involve voting interests, where the entities are variable interest entities (VIEs) under the principles of FIN 46R. Intercompany balances and transactions are eliminated on consolidation.

A VIE is defined as an entity that by design either lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns. VIEs can arise from a variety of entities or legal structures.

FIN 46R requires a variable interest holder (i.e. a counterparty to a VIE) to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. This party is considered the primary beneficiary of the entity. The determination of whether a variable interest holder meets the criteria to be considered the primary beneficiary of a VIE requires an evaluation of all transactions by the entity. The foundation for this evaluation is a calculation prescribed by FIN 46R.

We hold our interests in the Round Mountain, Hemlo, Marigold and Kalgoorlie mines through unincorporated joint ventures. Under long-standing practice for extractive industries, we use the proportionate consolidation method to account for our interests in these unincorporated joint ventures.

Our 70% interest in the Tulawaka development project is held through an unincorporated joint venture. In years prior to 2004 we used the proportionate consolidation method to account for our interest. In 2004, we entered into an agreement to finance the other joint venture partner's share of mine construction costs, which caused us to reconsider whether this joint venture is a VIE. We concluded that the joint venture is in fact a VIE, and that Barrick is the primary beneficiary. From June 2004 onwards, we consolidated this joint venture using the principles of FIN 46R. The creditors of this VIE have no recourse to the general credit of Barrick.


Foreign currency translation
In 2003, various changes in economic facts and circumstances led us to conclude that the functional currency of our Argentinean operations is the United States dollar rather than the Argentinean Peso. These changes included the completion of the Veladero mine feasibility study, the expected denomination of selling prices for future gold production and the occurrence of higher amounts of US dollar expenditures.

Following this change the functional currency of all our operations is the US dollar. We re-measure non-US dollar balances as follows:
>   non-monetary assets and liabilities using historical rates;
>   monetary assets and liabilities using period-end exchange rates; and
> income and expenses using average exchange rates, except for expenses related to assets and liabilities remeasured at historical exchange rates.

Gains and losses arising from re-measurement of foreign currency balances and transactions are recorded in earnings.



BARRICK YEAR-END 2004                 47           NOTES TO FINANCIAL STATEMENTS

Use of estimates
The preparation of these financial statements requires us to make estimates and assumptions. The most significant estimates and assumptions are quantities of proven and probable gold reserves; expected value of mineral resources not considered proven and probable reserves; expected future costs and expenses to produce proven and probable reserves; expected future commodity prices and foreign currency exchange rates; and expected costs to meet asset retirement obligations. Critical estimates and assumptions include:
> decisions as to whether mine development costs should be capitalized or expensed;
> assessments of whether groups of long-lived assets are impaired and the fair value of those groups of assets that are the basis for measuring impairment charges;
> assessments of our ability to realize the benefits of deferred income tax assets;
> the useful lives of long-lived assets and the measurement of amortization recorded in earnings; and
>    the fair value of asset retirement obligations.


We regularly review estimates and assumptions that affect our financial statements; however, actual outcomes could differ from estimates and assumptions.


B Accounting changes
Effect of accounting changes on earnings
Earnings increase (decrease)
--------------------------------------------------------------------------------
For the years ended Dec.31                            2004      2003       2002
--------------------------------------------------------------------------------
Changes in accounting policies
Cumulative effect
  Adoption of FAS 143(1) (note 17A)                    $ -      $  4        $ -
  Amortization of underground development
    costs(2) (note 12A)                                  -       (21)         -
--------------------------------------------------------------------------------
                                                         -       (17)         -
Pro forma effect (excluding tax effects)
  Adoption of FAS 143(3)                                 -         -         (4)
--------------------------------------------------------------------------------
Total                                                  $ -      $(17)      $ (4)
--------------------------------------------------------------------------------

(1) On adoption of FAS 143 in first quarter 2003 (see note 17A), we recorded on our balance sheet an increase in property, plant and equipment of $39 million; an increase in other long-term obligations of $32 million; and an increase in deferred income tax liabilities of $3 million; as well as a $4 million credit in earnings for the cumulative effect of this change.
(2) On January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs (see note 12A). On adoption of this change, we decreased property, plant and equipment by $19 million, and increased deferred income tax liabilities by $2 million. We recorded in our income statement a $21 million charge for the cumulative effect of this accounting change.
(3) FAS 143 was followed in the preparation of financial results for 2004 and 2003. For 2002, because prior years were not restated, the amount disclosed is the pro forma effect of following FAS 143.


Emerging Issues Task Force ("EITF") Issue No. 04-2: Whether
Mineral Rights are Tangible or Intangible Assets (EITF 04-2)
EITF 04-2 was issued in 2004 and concludes that mineral rights, which are defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits, are tangible assets. EITF 04-2 was effective in third quarter 2004, and had no impact on the classification of such assets in our financial statements.


EITF Issue No. 04-3, Mining Assets: Impairment and Business
Combinations (EITF 04-3)
EITF 04-3 was issued in 2004 and establishes guidance for the inclusion of the expected value of mineralization not considered proven and probable reserves when allocating the purchase price in a business combination and also when testing a mining asset for impairment. The principles of EITF 04-3 are required to be adopted prospectively and were effective in second quarter 2004.


C Accounting developments
EITF Issue No. 03-1, The Meaning of Other-Than-Temporary
Impairment and Its Application to Certain Investments (EITF
03-1)
EITF 03-1 was issued in 2004 and establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Under the application of our previous accounting policy for impairment of investments, an impairment on a specific investment was recorded in earnings on determination that the impairment was other than temporary or after an investment had been impaired for six months, whichever is the earlier. Under EITF 03-1, there is no requirement to automatically record an impairment loss in earnings after a six-month period; instead the recognition of impairment losses in earnings is based on the assessment of whether the loss is other than temporary. The adoption of the measurement requirements of EITF 03-1 in third quarter 2004 had no effect on impairment charges recorded in earnings.

EITF 03-1 also provides guidance on accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about impairment losses included in other comprehensive income that have not been recorded in earnings. The measurement requirements of EITF 03-1 were effective for the fiscal quarter ended September 30, 2004, but the disclosure requirements are not effective until fiscal 2005.

EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry (EITF 04-6)

In the mining industry, companies may be required to remove overburden and other mine waste materials to


BARRICK YEAR-END 2004                 48           NOTES TO FINANCIAL STATEMENTS
access mineral deposits. The costs of removing overburden and waste materials are often referred to as "stripping costs." During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP. The EITF is in the process of deliberating these questions and upon completion of their deliberations they are expected to issue EITF 04-6, which will represent an authorative US GAAP pronouncement for stripping costs. Our accounting policy for stripping costs is disclosed in note 13. EITF 04-6 may require us to change our accounting policy for stripping costs in future periods.


FAS 123R, Accounting for Stock-Based Compensation (FAS
123R)
In December 2004, the FASB issued FAS 123R. FAS 123R is applicable to transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on transactions in which an entity obtains employee services in share-based payment transactions. FAS 123R requires that the fair value of such equity instruments is recorded as an expense as services are performed. Prior to FAS 123R, only certain pro forma disclosures of accounting for these transactions at fair value were required. FAS 123R will be effective for our third quarter 2005 financial statements, and permits varying transition methods including: retroactive adjustment of prior periods as far back as 1995 to give effect to the fair value based method of accounting for awards granted in those prior periods; retrospective application to all interim periods in 2005; or prospective application to future periods beginning in third quarter 2005. We are presently evaluating the effect of the varying methods of adopting FAS 123R. We expect to adopt FAS 123R using the modified prospective method effective July 1, 2005. Under this method we will begin recording stock option expense based on a similar method to the one used for pro forma purposes that is disclosed in note 21, starting in the third quarter of 2005.


FAS 151, Inventory Costs (FAS 151)
FAS 151 was issued in November 2004 as an amendment to ARB No. 43. FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 will be effective for inventory costs incurred beginning in our 2006 fiscal year. We are presently evaluating the impact of FAS 151 on our financial statements.


FAS 153, Exchanges of Non-Monetary Assets (FAS 153)
FAS 153 was issued in December 2004 as an amendment to APB Opinion No. 29. FAS 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have commercial substance. Under FAS 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly.

Under FAS 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. FAS 153 will be effective for non-monetary exchanges that occur in fiscal periods beginning after June 15, 2005.


BARRICK YEAR-END 2004                 49           NOTES TO FINANCIAL STATEMENTS

D Other significant accounting policies
--------------------------------------------------------------------------------
                                                                Note        Page
--------------------------------------------------------------------------------
Segment information .............................................. 3    ........
Revenue and gold sales contracts ................................. 4    ........
Cost of sales .................................................... 5    ........
Other (income) expense ........................................... 6    ........
Income tax (recovery) expense .................................... 7    ........
Earnings per share ............................................... 8    ........
Supplemental cash flow information ............................... 9    ........
Investments ......................................................10    ........
Accounts receivable, inventories and other current assets ........11    ........
Property, plant and equipment ....................................12    ........
Capitalized mining costs .........................................13    ........
Other assets .....................................................14    ........
Other current liabilities ........................................15    ........
Financial instruments ............................................16    ........
Other long-term obligations ......................................17    ........
Deferred income taxes ............................................18    ........
Capital stock ....................................................19    ........
Other comprehensive income (loss) ................................20    ........
Stock-based compensation .........................................21    ........
Post-retirement benefits .........................................22    ........
Contingencies, litigation and claims .............................23    ........
Joint ventures ...................................................24    ........
Differences from Canadian GAAP ...................................25    ........
--------------------------------------------------------------------------------


3 > SEGMENT INFORMATION

Our operations are managed on a regional basis. Our three regional business units are North America, Australia/Africa and South America. Financial information for each of our operating mines, development projects and our exploration group is reviewed regularly by our chief operating decision maker.



Segment income for operating segments comprises segment revenues less segment operating costs and segment amortization in the format that internal management reporting is presented to the chief operating decision maker. For internal management reporting purposes, we measure segment revenues and income using the average consolidated realized gold selling price for each period. Segment operating costs represent our internal presentation of costs incurred to produce gold at each operating mine, and exclude the following costs that we do not allocate to operating segments: accretion expense; environmental remediation costs at closed mines; regional business unit overhead; amortization of corporate assets; business development costs; administration costs; other income/expense; and the costs of financing their activities. Segment operating costs for development projects and the exploration group represent expensed exploration, mine development and mine start-up costs.



Income statement information

-----------------------------------------------------------------------------------------------------------------------
                                      Gold sales              Segment operating costs         Segment income (loss)
-----------------------------------------------------------------------------------------------------------------------
For the years ended Dec.31      2004      2003      2002      2004      2003      2002      2004       2003       2002
-----------------------------------------------------------------------------------------------------------------------
Goldstrike                    $  745    $  813    $  678    $  475    $  531    $  436    $  121     $  122     $   95
Round Mountain                   148       139       132        83        66        73        48         53         38
Eskay Creek                      112       130       121         9        18        14        52         65         59
Hemlo                             93        98        97        57        60        64        24         27         23
Other                             42        50       177        21        29        96        11          7         56
-----------------------------------------------------------------------------------------------------------------------
  North America                1,140     1,230     1,205       645       704       683       256        274        271
-----------------------------------------------------------------------------------------------------------------------
Plutonic                         122       120       105        69        62        57        42         48         37
Kalgoorlie                       183       153       124       107        87        82        56         46         23
Cowal                              -         -         -         1         -         -        (1)         -          -
Bulyanhulu                       135       109       134        96        73        78         5         (1)        16
Tulawaka                           -         -         -         -         2         3         -         (2)        (3)
Other                            101        91        89        60        53        45        27         26         33
-----------------------------------------------------------------------------------------------------------------------
  Australia/Africa               541       473       452       333       277       265       129        117        106
-----------------------------------------------------------------------------------------------------------------------
Pierina                          251       332       303        69        76        72        75         90         70
Veladero                           -         -         -         5        18        20        (5)       (18)       (20)
Pascua-Lama                        -         -         -         4         -         -        (4)         -          -
Lagunas Norte                      -         -         -        12        29        29       (12)       (29)       (29)
Other                              -         -         7         3         -         5        (3)         -          2
-----------------------------------------------------------------------------------------------------------------------
  South America                  251       332       310        93       123       126        51         43         23
-----------------------------------------------------------------------------------------------------------------------
Exploration group                  -         -         -        96        67        42       (96)       (67)       (42)
-----------------------------------------------------------------------------------------------------------------------
Segment total                 $1,932    $2,035    $1,967    $1,167    $1,171    $1,116    $  340     $  367     $  358
-----------------------------------------------------------------------------------------------------------------------



BARRICK YEAR-END 2004                 50           NOTES TO FINANCIAL STATEMENTS

Geographic information

--------------------------------------------------------------------------------
                                       Assets                 Gold sales
--------------------------------------------------------------------------------
For the years ended Dec.31         2004      2003      2004      2003      2002
--------------------------------------------------------------------------------
United States                    $1,976    $1,835    $  911    $  970    $  906
Canada                              492       480       229       260       299
--------------------------------------------------------------------------------
North America                     2,468     2,315     1,140     1,230     1,205
--------------------------------------------------------------------------------
Australia                           838       552       406       364       318
Tanzania                            774       707       135       109       134
--------------------------------------------------------------------------------
Australia/Africa                  1,612     1,259       541       473       452
--------------------------------------------------------------------------------
Peru                                811       757       251       332       303
Argentina                           645       219         -         -         -
Chile                               120        90         -         -         -
--------------------------------------------------------------------------------
South America                     1,576     1,066       251       332       303
--------------------------------------------------------------------------------
Other                               618       718         -         -         7
--------------------------------------------------------------------------------
                                 $6,274    $5,358    $1,932    $2,035    $1,967
--------------------------------------------------------------------------------


Reconciliation of segment income

--------------------------------------------------------------------------------
For the years ended Dec.31                         2004        2003        2002
--------------------------------------------------------------------------------
Segment income                                    $ 340       $ 367       $ 358
Accretion expense at producing mines                (11)        (10)          -
Environmental remediation costs                       -           -         (34)
Other expenses at producing mines                   (16)        (11)        (14)
Amortization of corporate assets                    (27)        (25)        (26)
Business development costs                          (18)        (17)        (10)
Administration                                      (71)        (73)        (50)
Interest income                                      25          31          26
Interest expense                                    (19)        (44)        (57)
Other income (expense)                             (158)          4         (16)
--------------------------------------------------------------------------------
Income before income taxes and other
items                                             $  45       $ 222       $ 177
--------------------------------------------------------------------------------


Asset information

----------------------------------------------------------------------------------------------------------------
                                    Segment assets            Amortization          Segment capital expenditures
----------------------------------------------------------------------------------------------------------------
For the years ended Dec.31          2004      2003      2004      2003      2002      2004      2003      2002
----------------------------------------------------------------------------------------------------------------
  Goldstrike                      $1,290    $1,372    $  149    $  160    $  147    $   72    $   51    $   46
  Round Mountain                      67        75        17        20        21         5         6         8
  Eskay Creek                         91       203        51        47        48         7         5         8
  Hemlo                               63        65        12        11        10         8        10         6
  Other operating segments            28        29        10        14        25        12         8        19
----------------------------------------------------------------------------------------------------------------
    North America                  1,539     1,744       239       252       251       104        80        87
----------------------------------------------------------------------------------------------------------------
  Plutonic                            92        84        11        10        11        15        44        20
  Kalgoorlie                         277       250        20        20        19        10        14        14
  Cowal                              130        49         -         -         -        73        24        13
  Bulyanhulu                         566       539        34        37        40        46        36        56
  Tulawaka                            70        22         -         -         -        48         1         -
  Other operating segments            89        84        14        12        11        12        21        14
----------------------------------------------------------------------------------------------------------------
    Australia/Africa               1,224     1,028        79        79        81       204       140       117
----------------------------------------------------------------------------------------------------------------
  Pierina                            269       434       107       166       161         8        17         5
  Veladero                           456        88         -         -         -       284        68         -
  Pascua-Lama                        273       236         -         -         -        35         9        11
  Lagunas Norte                      220         9         -         -         -       182         4         5
----------------------------------------------------------------------------------------------------------------
    South America                  1,218       767       107       166       161       509        98        21
----------------------------------------------------------------------------------------------------------------
  Segment total                    3,981     3,539       425       497       493       817       318       225
  Cash and equivalents             1,398       970         -         -         -         -         -         -
  Other items not allocated to
    segments                         895       849        27        25        26         7         4         3
----------------------------------------------------------------------------------------------------------------
Enterprise total                  $6,274    $5,358    $  452    $  522    $  519    $  824    $  322    $  228
----------------------------------------------------------------------------------------------------------------


4 > REVENUE AND GOLD SALES CONTRACTS

--------------------------------------------------------------------------------
For the years ended Dec.31                      2004         2003         2002
--------------------------------------------------------------------------------
Gold bullion sales
Gold sales contracts                          $  709       $1,504       $1,401
Spot market sales                              1,111          426          460
--------------------------------------------------------------------------------
                                               1,820        1,930        1,861
Concentrate sales                                112          105          106
--------------------------------------------------------------------------------
                                              $1,932       $2,035       $1,967
--------------------------------------------------------------------------------


We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery has occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured.


Bullion sales
We record revenue from gold and silver bullion sales at the time of delivery and transfer of title to the gold or silver to counterparties. Incidental revenues from the sale of by-products such as silver are classified within cost of sales.


BARRICK YEAR-END 2004                 51           NOTES TO FINANCIAL STATEMENTS

At December 31, 2004, we had fixed-price gold sales contracts with various counterparties for a total of 13.5 million ounces of future gold production and floating-price forward gold sales contracts for 0.5 million ounces. In 2004, we allocated 6.5 million ounces of fixed-price gold sales contracts specifically to Pascua-Lama. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and will help secure financing for its construction. In addition to the gold sales contracts allocated to Pascua-Lama, we have 7.0 million ounces of corporate gold sales contracts that we intend to settle through delivery of future gold production from our operating mines and development projects, excluding Pascua-Lama. The terms of the contracts are governed by master trading agreements (MTAs) that we have in place with the counterparties to the contracts. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over this period. Contract prices are established at inception through to an interim date. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the MTAs which have contractually agreed price adjustment mechanisms based on the market gold price. The MTAs have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price. If at an interim date we opt for a floating price, the floating price represents the spot market price at the time of delivery of gold plus or minus the difference between the previously fixed price and the market gold price at that interim date. The final realized selling price under a contract primarily depends upon the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set. The mark-to-market on the fixed-price gold sales contracts (at December 31, 2004) was negative $966 million for the Pascua-Lama Gold Sales Contracts and negative $949 million for the Corporate Gold Sales Contracts.

The difference between the forward price of gold and the current market price, referred to as contango, can be expressed as a percentage that is closely correlated to the difference between US dollar interest rates and gold lease rates. Historically short-term gold lease rates have been lower than longer-term rates. We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in contango. Under the swaps we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 2.1 million ounces of gold spread from 2005 to 2013. The swaps are associated with fixed-price gold sales contracts with expected delivery dates beyond 2006. Lease rate swaps are classified as non-hedge derivatives (note 16C). Floating spot price sales contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our MTAs, we have elected to receive floating spot gold and silver prices, adjusted by the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Furthermore, floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed price in the contract. The mark-to-market on these contracts (at December 31, 2004) was negative $25 million, which equates to an average reduction to the future spot sales price of approximately $52 per ounce, when we deliver gold at spot prices against these contracts.

At December 31, 2004, one counterparty made up 11% of the ounces committed under gold bullion sales contracts.


Concentrate sales
Our Eskay Creek and Bulyanhulu mines produce gold in concentrate form. Our Pascua-Lama mine will also produce gold in concentrate form. Under the terms of our concentrate sales contracts with independent smelting companies, gold sales prices are set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is when title passes to the smelting companies, using forward market gold prices on the expected date that final sales prices will be set. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.


Impact of derivative embedded in concentrate sales receivables

--------------------------------------------------------------------------------
For the years ended Dec.31                      2004          2003          2002
--------------------------------------------------------------------------------
Gains included in revenue                       $ -           $ -           $ 1



BARRICK YEAR-END 2004                 52           NOTES TO FINANCIAL STATEMENTS

5 > COST OF SALES


--------------------------------------------------------------------------------
For the years ended Dec.31                       2004        2003        2002
--------------------------------------------------------------------------------
Cost of goods sold(1),(3)                     $ 1,136     $ 1,110     $ 1,133
By-product revenues(2)                           (146)       (114)       (119)
Royalty expense                                    53          50          37
Mining taxes                                       12          15           5
Other expenses at producing mines(4)               16          11          14
--------------------------------------------------------------------------------
                                              $ 1,071     $ 1,072     $ 1,070
--------------------------------------------------------------------------------

(1) The presentation of cost of goods sold includes accretion expense at producing mines of $11 million (2003 - $10 million; 2002 - $nil). The cost of inventory sold in the period reflects the components described in note 11, except that for presentation purposes the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under "amortization". Some companies present this amount under "cost of sales". The amount presented in amortization rather than cost of sales is $425 million in 2004; $497 million in 2003 and $493 million in 2002.
(2) We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At December 31, 2004, we had fixed-price commitments to deliver 12.4 million ounces of silver at an average price of $5.50 per ounce and floating spot price sales contracts for 12 million ounces over periods primarily of up to 10 years.
(3) Cost of goods sold includes environmental remediation costs of $34 million in 2002.
(4) Includes the reversal of $15 million of accrued costs on resolution of the Peruvian tax assessment (see note 7).


Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The most significant royalties are at the Goldstrike and Bulyanhulu mines and the Pascua-Lama and Veladero projects. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Most Goldstrike production is subject to an NSR or net profits interest (NPI) royalty. The highest Goldstrike royalties are a 5% NSR and a 6% NPI royalty. Bulyanhulu is subject to an NSR-type royalty of 3%. Pascua-Lama gold production from the areas located in Chile is subject to a gross proceeds sliding scale royalty, ranging from 1.5% to 10%, and a 2% NSR on copper production. For areas located in Argentina, Pascua-Lama is subject to a 3% NSR on extraction of all gold, silver and other ores. Production at Veladero is subject to a 3.75% NSR on extraction of all gold, silver and other ores.

Royalty expense is recorded at the time of sale of gold production, measured using the applicable royalty percentage for NSR royalties or estimates of NPI amounts.


6 > OTHER (INCOME) EXPENSE

--------------------------------------------------------------------------------
For the years ended Dec.31                         2004        2003        2002
--------------------------------------------------------------------------------
Non-hedge derivative (gains) losses
  (note 16C)                                      $  (5)      $ (71)      $   6
Gains realized on sale of assets                    (34)        (34)         (4)
Environmental remediation costs(2)                   43          55           -
Impairment of long-lived assets
  Eskay Creek                                        58           -           -
  Peruvian exploration properties                    67           -           -
  Other                                              14           5          11
Impairment charges on investments
(note 10)                                             5          11           -
World Gold Council fees                               9          10          12
Litigation costs                                      -          16           -
Currency translation (gains) losses                   1          (2)         (1)
Pension expense (note 22B)                            -           4           2
Other items(1)                                        -           2         (10)
--------------------------------------------------------------------------------
                                                  $ 158       $  (4)      $  16
--------------------------------------------------------------------------------

(1) Includes the reversal of $6 million of accrued costs on resolution of the Peruvian tax assessment (see note 7) and $4 million in severance costs related to the sale of the Holt McDermott mine.
(2)  Includes costs at development projects and closed mines.


Gains realized on sale of assets
In 2004 we sold various assets, including the Holt-McDermott mine in Canada and certain land positions around our inactive mine sites in the United States. These land positions were fully amortized in prior years and therefore any proceeds generate gains on sale, before selling costs and taxes.


Environmental remediation costs at closed mines
During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.

When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are measured on an undiscounted basis, and adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.


BARRICK YEAR-END 2004                 53           NOTES TO FINANCIAL STATEMENTS

Impairment of long-lived assets
Eskay Creek
The asset group that comprises the Eskay Creek mine was tested for impairment effective December 31, 2004. The principal factors that caused us to test this asset group for impairment included: downward revisions to proven and probable reserves; the impact of the continued strengthening of the C$ against the US$ and upward revisions to expected asset retirement costs in the fourth quarter of 2004. An impairment charge of $58 million was recorded, which represents the amount by which the carrying amount of the asset group exceeds its estimated fair value. Fair value was estimated using the method described in note 12C.

Peruvian exploration properties
At the end of 2004, upon completion of the exploration program for the year, we assessed the results and updated our future plans for various exploration properties in Peru that were originally acquired through the Arequipa acquisition in 1996. We concluded that the results and future potential did not merit any further investment for these properties. The assets were tested for impairment, and an impairment charge of $67 million was recorded that reflects the amounts by which their carrying amounts exceed their estimated fair values. The fair value of this group of assets was judged to be minimal due to the unfavorable results of exploration work in the properties.


Litigation costs
In November 2003, we paid Inmet C$111 million (US $86 million), in full settlement of the Inmet litigation. The settlement resulted in an expense of US$14 million in fourth quarter 2003, combined with post-judgment interest of $2 million in the first nine months of 2003.


7 > INCOME TAX (RECOVERY) EXPENSE

--------------------------------------------------------------------------------
For the years ended Dec.31                       2004         2003         2002
--------------------------------------------------------------------------------
Current
  Canada                                        $  19        $  40        $  44
  International                                    24           14           15
--------------------------------------------------------------------------------
                                                $  43        $  54        $  59
--------------------------------------------------------------------------------
Deferred
  Canada                                        $ (26)       $ (32)       $ (45)
  International                                     7           45           (8)
--------------------------------------------------------------------------------
                                                $ (19)       $  13        $ (53)
--------------------------------------------------------------------------------
Income tax expense before elements
  below(1)                                      $  24        $  67        $   6
Release of beginning of year
  valuation allowances                             (5)         (62)           -
Outcome of tax uncertainties                     (141)           -          (22)
Change in tax status in Australia                 (81)           -            -
--------------------------------------------------------------------------------
Total (recovery) expense                        $(203)       $   5        $ (16)
--------------------------------------------------------------------------------

(1) All amounts are deferred tax items except for a $21 million portion of the $141 million recovery on resolution of the Peruvian tax assessment in 2004, which is a current tax item.


Outcome of tax uncertainties Peruvian tax assessment
On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment of $32 million, excluding interest and penalties. The Peruvian tax agency, SUNAT, had until mid-January 2005 to appeal the decision.

The 2002 income tax assessment related to a tax audit of our Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affects its tax basis. Under the valuation proposed by SUNAT, the tax basis of the Pierina mining concession would have changed from what we previously assumed with a resulting increase in current and deferred income taxes. The full life of mine effect on our current and deferred income tax liabilities, totaling $141 million, was recorded at December 31, 2002, as were other related costs of about $21 million for periods through 2003.

In January 2005, we received confirmation in writing that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick's favor. As a result, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs in 2004; $15 million of which is classified in "other expenses at producing mines" within cost of sales and $6 million of which is classified in other (income) expense.

Other uncertainties
In 2002, we recorded a credit of $22 million reflecting the net impact of tax planning completed in the period and the outcome of certain tax uncertainties.



Changes in tax status in Australia
A new tax law has been enacted in Australia that allows wholly owned groups of companies resident in Australia to elect to be treated as a single entity and to file consolidated tax returns. This new regime is elective and the election is irrevocable. Under certain circumstances, the rules governing the election allow for a choice to reset the tax cost basis of certain assets within a consolidated group. This election will be effective for us for the 2004 fiscal year. This election results in an estimated upward revaluation of the tax basis of our assets in Australia, by $110 million, with a corresponding $33 million adjustment to deferred taxes.


BARRICK YEAR-END 2004                 54           NOTES TO FINANCIAL STATEMENTS

In 2004, we filed an election to use US dollars as the functional currency for Australian tax calculations and tax returns, whereas previously Australian dollars were used. Prior to this election, the favorable impact of changes in the tax basis of non-monetary assets caused by changes in the US$:A$ exchange rate were not recorded, as their realization was not certain. The election in 2004 created certainty about the realization of these favorable tax temporary differences and resulted in our recognition of these as deferred tax assets amounting to $48 million. The impact of the change in tax status was to increase the amount of deductible temporary differences relating to non-monetary assets by $48 million.


Release of beginning of year valuation allowances
In 2004, we released valuation allowances totaling $5 million in Australia following the consolidated tax return election described above. In 2003, we released valuation allowances totaling $62 million, which mainly included: $21 million in North America following a corporate reorganization of certain subsidiaries that enabled us to utilize certain previously unrecognized tax assets; $16 million in Australia realized in 2003 due to an increase in taxable income from higher gold prices; and $15 million in Argentina after the approval to begin construction of our new Veladero mine and classification of mineralization as a proven and probable reserve.


--------------------------------------------------------------------------------
Reconciliation to Canadian federal rate
--------------------------------------------------------------------------------
For the years ended Dec.31                           2004       2003       2002
--------------------------------------------------------------------------------
At 38% statutory federal rate                       $  17      $  84      $  67
Increase (decrease) due to:
  Allowances and special tax
    deductions(1)                                     (34)       (17)       (12)
  Impact of foreign tax rates(2)                       (5)       (42)       (67)
  Expenses not tax-deductible                          10         11          9
  Release of beginning of year
    valuation allowances                               (5)       (62)         -
  Recognition of deferred tax assets(3)               (81)         -          -
  Valuation allowances set up against
    current year tax losses                            29         23          3
  Outcome of tax uncertainties                       (141)         -        (22)
  Withholding taxes on intercompany
    interest                                            1          1         11
  Mining taxes                                          5          8          3
  Other items                                           1         (1)        (8)
--------------------------------------------------------------------------------
Income tax expense (recovery)                       $(203)     $   5      $ (16)
--------------------------------------------------------------------------------

(1) We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
(2) We operate in multiple foreign tax jurisdictions that have different tax rates than the Canadian federal rate.
(3) In 2004, we recognized a $81 million deferred tax asset in Australia due to a change in tax status.


Income tax returns
Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada - 2000, United States - 2001, and Peru - 2000.


American Jobs Creation Act of 2004
The American Jobs Creation Act of 2004 ("the Act") was signed into law on October 22, 2004. The Act creates an elective incentive for U.S. multinationals to repatriate accumulated earnings from controlled foreign corporations. The repatriation incentive is only available for 2004 or 2005. We are currently evaluating the application of the repatriation incentive; however, we cannot complete our analysis until additional legislation and/or IRS guidance is provided to clarify key elements of the legislation.



8 > EARNINGS PER SHARE
--------------------------------------------------------------------------------
For the years ended Dec.31
($ millions, except shares in millions
and per share amounts in dollars)                   2004       2003       2002
--------------------------------------------------------------------------------
Income available to common stockholders
  Basic                                             $248       $200       $193
  Effect of dilutive stock options                     -          -          -
--------------------------------------------------------------------------------
  Diluted                                           $248       $200       $193
--------------------------------------------------------------------------------
Weighted average shares outstanding
  Basic                                              533        539        541
  Effect of dilutive stock options                     1          -          -
--------------------------------------------------------------------------------
  Diluted                                            534        539        541
--------------------------------------------------------------------------------
  Earnings per share
  Basic                                             $0.47      $0.37      $0.36
  Diluted                                           $0.46      $0.37      $0.36
--------------------------------------------------------------------------------


BARRICK YEAR-END 2004                 55           NOTES TO FINANCIAL STATEMENTS

9 > SUPPLEMENTAL CASH FLOW INFORMATION

--------------------------------------------------------------------------------
For the years ended Dec.31                         2004        2003        2002
--------------------------------------------------------------------------------
Income statement items:
  Currency translation losses                     $   1       $   5         $ -
  (Gains) losses on investments
    (note 10)                                        (1)          7           3
  Accounting changes (note 2B)                        -          17           -
  Accretion expense (note 17A)                       18          17           -
  Non-hedge derivative (gains)
    losses (note 16C)                                (5)        (71)          6
  Inmet litigation                                    -          16           -
  Current income tax expense (note
    7)                                               22          54          59
  Impairment charges on long-lived
    assets (note 6)                                 139           5          11
  Revisions to expected cost of AROs
    at closed mines (note 17A)                       22          10           -
  Amortization of debt issue costs                    3           1           1
  Losses on write-down of inventory
    to market value (note 11)                         9           3           6
Changes in:
  Accounts receivable                                (2)          3         (12)
  Inventories                                       (51)         (1)         26
  Accounts payable                                    4           4         (25)
  Capitalized mining costs                            9          37          29
  Other assets and liabilities                      (25)          6         (12)
Cash payments:
  Merger and related costs                            -           -         (50)
  Asset retirement obligations                      (33)        (40)        (70)
  Current income taxes                              (45)       (111)        (52)
Other items                                           -           4          35
--------------------------------------------------------------------------------
Other net operating activities                    $  65       $ (34)      $ (45)
--------------------------------------------------------------------------------
Interest paid, net of amounts
  capitalized                                     $  19       $  44       $  57
--------------------------------------------------------------------------------


10 > INVESTMENTS
Available-for-sale securities
--------------------------------------------------------------------------------
At Dec.31                                       2004                  2003
--------------------------------------------------------------------------------
                                           Fair      Gains       Fair      Gains
                                          value     in OCI      value     in OCI
--------------------------------------------------------------------------------
Benefit plans:(1)
  Fixed-income securities                  $ 11        $ -       $  6        $ -
  Equity securities                          19         10         26          8
Strategic investments:
  Equity securities(2)                      104          -         98         30
--------------------------------------------------------------------------------
Total                                      $134       $ 10       $130       $ 38
--------------------------------------------------------------------------------

(1) Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.
(2) Other investments mainly include an investment in Highland Gold with a fair value of $75 million at December 31, 2004.


Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. We recognize in earnings any unrealized declines in fair value judged to be other than temporary (2004 - $5 million; 2003 - $11 million; 2002 - $nil). Total proceeds from the sale of investments were $9 million in 2004 (2003
- $8 million; 2002 - $3 million).


Gains (losses) on investments recorded in earnings

--------------------------------------------------------------------------------
For the years ended Dec.31                     2004         2003            2002
--------------------------------------------------------------------------------
Realized on sale
  Gains                                        $  6         $  5        $     -
  Losses                                          -           (1)            (3)
Impairment charges                               (5)         (11)             -
--------------------------------------------------------------------------------
                                               $  1         $ (7)       $    (3)
--------------------------------------------------------------------------------


Investment in Highland Gold Mining PLC ("Highland")
In 2004, we acquired a further 9.3 million common shares of Highland for $40 million in cash. Combined with the purchase of 11.1 million common shares for $46 million in October 2003, we held a 14% interest in Highland common shares at December 31, 2004.


We have also formed a strategic partnership with Highland under which:
o We have the right to participate on an exclusive basis for up to 50% on any acquisition made by Highland in Russia; and a similar right extends to Highland for any acquisition made by us in certain regions in Russia, excluding Irkutsk.
o We have a right of first refusal with respect to third-party investment in Highland's Mayskoye property in the Chutotka region, Russia, and plan to pursue discussions with Highland on establishing a joint venture at Mayskoye.


Investment in Celtic Resources Holdings PLC ("Celtic")
On December 2, 2004, Barrick and Celtic entered into a subscription agreement under which we agreed to subscribe for 3,688,191 units of Celtic for $7.562 per unit. Each unit consists of one ordinary share of Celtic and one-half of one share purchase warrant. Each whole warrant entitles us to acquire one ordinary share of Celtic for $7.562, expiring on December 31, 2005. In the event that Celtic does not acquire 100% of the license to the Nezhdaninskoye deposit before June 1, 2005, the number of warrants will automatically increase by 50%. Completion of the subscription occurred on January 5, 2005 upon which we held a 9% interest in Celtic's outstanding ordinary shares.


In connection with the completion of the subscription, Barrick and Celtic entered into the following agreements:
o We have the pre-emptive right to subscribe for up to $75 million of Celtic shares at $7.562 per share
o Nezhdaninskoye Right of First Refusal. Celtic has granted us the right of first refusal on any proposed


BARRICK YEAR-END 2004                 56           NOTES TO FINANCIAL STATEMENTS
     sale of its direct or indirect interest in Nezhdaninskoye.
o Nezhdaninskoye Purchase Option. Celtic has granted us the right to indirectly purchase 51% of its interest in Nezhdaninskoye for $195 million, exercisable for a period of six months starting if and when Celtic indirectly acquires 100% of Nezhdaninskoye.
o Kazakhstan Participation. Celtic has granted to us the right to acquire 50% of any interest in any mineral property in Kazakhstan that Celtic acquires. We have 12 months to elect to participate in any such acquisitions by Celtic. To participate, we must pay Celtic 50% of the cost to Celtic of its interest in the mineral property.


11 > ACCOUNTS RECEIVABLE, INVENTORIES AND OTHER CURRENT ASSETS


--------------------------------------------------------------------------------
At Dec.31                                                    2004          2003
--------------------------------------------------------------------------------
Accounts receivable
  Amounts due from concentrate sales                        $  29         $  26
  Other                                                        29            30
--------------------------------------------------------------------------------
                                                            $  58         $  56
--------------------------------------------------------------------------------
Inventories
  Gold in process and ore in stockpiles                     $ 198         $ 163
  Mine operating supplies                                      82            58
--------------------------------------------------------------------------------
                                                              280           221
  Non-current ore in stockpiles(1)                            (65)          (57)
--------------------------------------------------------------------------------
                                                            $ 215         $ 164
--------------------------------------------------------------------------------
Other current assets
  Derivative assets (note 16C)                              $ 165         $ 154
  Taxes recoverable                                           104             9
  Prepaid expenses                                             17            15
--------------------------------------------------------------------------------
                                                            $ 286         $ 178
--------------------------------------------------------------------------------

(1) Ore that we do not expect to process in the next 12 months is classified in other assets (note 14).


Inventories
Material extracted from our mines is classified as either ore or waste. Ore represents material that can be mined, processed into a saleable form and sold at a profit. Ore, which represents material included in proven and probable reserves, is recorded as an asset that is classified within inventory at the point it is extracted from the mine. Ore is accumulated in stockpiles that are subsequently processed into gold in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold.

We record gold in process and ore in stockpiles at cost, less provisions required to reduce inventory to market value. Costs capitalized to inventory include direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; amortization of capitalized mining costs; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales based on the average cost per ounce of gold in inventory. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period.


--------------------------------------------------------------------------------
Significant ore in stockpiles
--------------------------------------------------------------------------------
At Dec.31                                                    2004           2003
--------------------------------------------------------------------------------
Goldstrike
  Ore that requires roasting                                  $23            $22
  Ore that requires autoclaving                                17             19
Kalgoorlie                                                     46             32
--------------------------------------------------------------------------------


At Goldstrike, we expect to fully process the autoclave stockpile by 2009 and the roaster stockpile by 2016. At Kalgoorlie, we expect to process the stockpile by 2017.

Mine operating supplies are recorded at purchase cost, less provisions to reduce slow-moving and obsolete supplies to market value.

Cost of sales includes losses recorded to reduce inventory cost to market value as follows: 2004 - $9 million; 2003 - $3 million; 2002 - $6 million.


12 > PROPERTY, PLANT AND EQUIPMENT

--------------------------------------------------------------------------------
At Dec.31                                                  2004            2003
--------------------------------------------------------------------------------
Acquired mineral properties and
  capitalized mine development costs                    $ 4,489         $ 4,242
Buildings, plant and equipment                            3,289           2,831
--------------------------------------------------------------------------------
                                                          7,778           7,073
Accumulated amortization                                 (4,387)         (3,945)
--------------------------------------------------------------------------------
                                                        $ 3,391         $ 3,128
--------------------------------------------------------------------------------

A Acquired mineral properties and capitalized mine development costs Exploration and development stage properties
We capitalize the cost of acquisition of land and mineral rights. The cost is allocated between proven and probable reserves and mineralization not considered proven and probable reserves at the date of acquisition, based on relative fair values. If we later establish that some mineralization meets the definition of proven and probable gold reserves, we classify a portion of the capitalized acquisition cost as relating to reserves.

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration


BARRICK YEAR-END 2004                 57           NOTES TO FINANCIAL STATEMENTS
projects and the size of our exploration budget. If we conclude that the carrying amount of land and mineral rights is impaired, we reduce this carrying amount to estimated fair value through an impairment charge.

We capitalize costs incurred at development projects that meet the definition of an asset after mineralization is classified as proven and probable gold reserves (as defined by United States reporting standards). Before classifying mineralization as proven and probable gold reserves, costs incurred at development projects are considered exploration costs, and are expensed as incurred. Effective May 1, 2004, we determined that mineralization at Lagunas Norte met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing costs that meet the definition of an asset at Lagunas Norte prospectively for future periods. The cost of start-up activities at new mines such as recruiting and training is expensed as incurred.

At December 31, 2004 the following assets were in an exploration, development or construction stage and amortization of the capitalized costs had not yet begun.

--------------------------------------------------------------------------------
                                      Carrying amount at      Targeted timing of
                                            Dec.31, 2004     production start-up
--------------------------------------------------------------------------------
Development stage projects
  Veladero                                        $  362                    2005
  Lagunas Norte                                      196                    2005
  Tulawaka                                            70                    2005
  Cowal                                              128                    2006
  Pascua-Lama                                        230                    2009
  Buzwagi                                            102                       -
Nevada Power Plant                                    18                    2005
--------------------------------------------------------------------------------
Total                                             $1,106
--------------------------------------------------------------------------------


Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to assets under development or construction while activities are in progress. We stop capitalizing interest costs when construction of an asset is substantially complete and it is ready for its intended use. We measure the amount capitalized based on cumulative capitalized costs, exclusive of the impact, if any, of impairment charges on the carrying amount of an asset.


Producing mines
We start amortizing capitalized mineral property acquisition and mine development costs when production begins. Amortization is capitalized as a component of the cost of inventory. Amortization is calculated using the "units-of-production" method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves.

During production at underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, and in some cases could be up to 25 years. These underground development costs are capitalized as incurred. In years prior to 2003 we amortized the aggregate total of historically capitalized costs, and estimated costs that will be incurred to enable access to the ore body over the remaining mine life, using the units-of-production method. In 2003, we changed the method of amortizing these costs to better attribute these costs to ounces of gold produced, as well as to remove the uncertainty inherent in using estimates of future underground development costs in the measurement of amortization.

Under our revised method of measuring amortization for underground development costs, the cost incurred to access specific ore blocks or areas of the mine, which only provides an economic benefit over the period of mining that ore block or area, is attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. If capitalized costs provide an economic benefit over the entire mine life, the costs are attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.


B  Buildings, plant and equipment
We record buildings, plant and equipment at cost. We capitalize costs that extend the productive capacity or useful economic life of an asset. Repairs and maintenance expenditures are expensed as incurred. We amortize the cost less estimated residual value, using the straight-line method over the estimated useful economic life of the asset. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years.


C  Impairment evaluations -- operating mines and development projects
We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets are included in one


BARRICK YEAR-END 2004                 58           NOTES TO FINANCIAL STATEMENTS
group. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes.



Estimates of expected future cash flow reflect:
> Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;
> Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors). In impairment assessments conducted in 2004 we used an expected future market gold price of $400 per ounce, and an expected future market A$:US$ exchange rate of $0.70 and C$:US$ exchange rate of $0.82;
> Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;
> Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and
> Environmental remediation costs excluded from the measurement of asset retirement obligations.


We record a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. We estimate fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.


D  Capital commitments
At December 31, 2004, we had capital commitments of $322 million for 2005/2006 in connection with construction at our development projects and of a power plant in Nevada for the Goldstrike mine.


13 > CAPITALIZED MINING COSTS
We capitalize and amortize certain costs relating to the removal of waste rock at open-pit mines, commonly referred to as "stripping costs". We include in inventory, amortization of amounts capitalized based on a "stripping ratio" using the units-of-production method.

This accounting method results in the smoothing of these costs over the life of a mine. Instead of capitalizing and amortizing these costs, some mining companies capitalize them to inventory as incurred, which may result in the reporting of greater volatility in period-to-period results. If we followed a policy of capitalizing these costs to inventory as incurred, rather than using our present policy, our reported cost of sales would have been $9 million lower in 2004 (2003 - $37 million lower, 2002 - $29 million lower).


Stripping ratios(1)

--------------------------------------------------------------------------------
                                Mine life
For the years ended Dec.31      (years)(2)        2004         2003         2002
--------------------------------------------------------------------------------
Goldstrike Open Pit                    14        109:1        112:1        112:1
Pierina                                 4         60:1         48:1         48:1
--------------------------------------------------------------------------------

(1) The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.
(2) Costs capitalized will be fully amortized by the end of the mine lives. The carrying amount of capitalized mining costs is grouped with property, plant and equipment for impairment evaluation purposes.


14 > OTHER ASSETS

--------------------------------------------------------------------------------
At Dec.31                                                       2004        2003
--------------------------------------------------------------------------------
Derivative assets (note 16C)                                    $257        $256
Ore in stockpiles (note 11)                                       65          57
Taxes recoverable                                                 50          52
Deferred income tax assets (note 18)                              97          59
Debt issue costs                                                  38          11
Deferred stock-based compensation (note 21B)                       5           6
Other                                                             54          56
--------------------------------------------------------------------------------
                                                                $566        $497
--------------------------------------------------------------------------------


Debt issue costs
Additions to debt issue costs in 2004 principally relate to new debt financings put in place during the year. Amortization of debt issue costs is calculated on a straight-line basis or using the interest method over the term of each debt obligation, and classified as a component of interest cost.


15 > OTHER CURRENT LIABILITIES

--------------------------------------------------------------------------------
At Dec.31                                                       2004        2003
--------------------------------------------------------------------------------
Asset retirement obligations (note 17A)                         $ 33        $ 36
Current part of long-term debt (note 16B)                         31          41
Derivative liabilities (note 16C)                                 11           3
Post-retirement benefits (note 22)                                 2           5
Deferred revenue                                                   5          17
Other                                                              1          17
--------------------------------------------------------------------------------
                                                                $ 83        $119
--------------------------------------------------------------------------------


16 > FINANCIAL INSTRUMENTS
Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial


BARRICK YEAR-END 2004                 59           NOTES TO FINANCIAL STATEMENTS
instruments is included in these financial statements as follows: accounts receivable - note 11; investments - note 10; restricted stock units - note 21.


A  Cash and equivalents
Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days.


B  Long-term debt

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    For the years ended Dec.31
                                                              ----------------------------------------------------------------------
                                              At Dec.31                2004                    2003                   2002
------------------------------------------------------------------------------------------------------------------------------------
                                                              Interest    Effective   Interest    Effective   Interest    Effective
                                          2004        2003        cost       rate(1)      cost       rate(1)      cost       rate(1)
------------------------------------------------------------------------------------------------------------------------------------
7 1/2% debentures(2)                   $   495     $   501     $    31          6.1%   $    31          6.1%   $    38         5.7%
5 4/5% notes(3)                            397           -           3          6.0%         -            -          -           -
4 7/8% notes(4)                            348           -           2          5.0%         -            -          -           -
Veladero financing(5)                      198           -           4          7.5%         -            -          -           -
Bulyanhulu financing(6)                    150         174          14          8.0%        15          7.7%        15         7.2%
Variable-rate bonds(7)                      63          80           1          1.2%         1          1.1%         1         1.4%
Capital leases                               5           5           -          7.8%         -          8.2%         1         7.9%
Construction debt under build to suit
  lease(8)                                  30           -           -            -          -            -          -           -
Other interest                               -           -           5            -          2            -          4           -
------------------------------------------------------------------------------------------------------------------------------------
                                         1,686         760          60          6.1%        49          6.3%        59         6.8%
Less: current part / interest
  capitalized                              (31)        (41)        (41)                     (5)                     (2)
------------------------------------------------------------------------------------------------------------------------------------
                                      $  1,655     $   719       $  19                 $    44                   $  57
------------------------------------------------------------------------------------------------------------------------------------

(1) The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs, and the impact of interest rate contracts designated in a hedging relationship with long-term debt.
(2) On April 22, 1997, we issued $500 million of debentures that mature on May 1, 2007.
(3) On November 12, 2004, we issued $400 million of debentures that mature on November 15, 2034. The debentures were issued at a $3 million discount.
(4) On November 12, 2004, we issued $350 million of debentures that mature on November 15, 2014. The debentures were issued at a $2 million discount.
(5) One of our wholly owned subsidiaries, Minera Argentina Gold S.A. in Argentina has a variable-rate limited recourse amortizing loan facility for $250 million. At December 31, 2004, a total of $198 million had been drawn down under this facility. We have guaranteed the loan until completion occurs, after which it will become non-recourse. The loan is insured for political risks by branches of the Canadian and German governments.
(6) One of our wholly owned subsidiaries, Kahama Mining Corporation Ltd. in Tanzania, has a variable-rate non-recourse amortizing loan for $150 million. The loan is insured for political risks equally by branches of the Canadian government and the World Bank.
(7) Certain of our wholly owned subsidiaries have issued variable-rate, tax-exempt bonds of $25 million (due 2029) and $38 million (due 2032) for a total of $63 million.
(8) One of our wholly owned subsidiaries, Minera Barrick Misquichilca, has entered into a $56 million build to suit lease facility to finance the construction of the leach pad and process facilities at the Lagunas Norte project. The five year lease term begins on October 1, 2005. Amounts reimbursed for construction costs at December 31, 2004 have been presented as "construction debt" until the lease term begins. Obligations under the lease will be repayable in 20 equal quarterly installments over the term of the lease.
(9) We also have a credit and guarantee agreement with a group of banks (the "Lenders"), which requires the Lenders to make available to us a credit facility of up to $1 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, matures in April 2008 and has an interest rate of LIBOR plus 0.27% to 0.35% when used, and an annual fee of 0.08%. We have not drawn any amounts under the credit facility.


Scheduled debt repayments(1)

--------------------------------------------------------------------------------
                                                                       2009 and
                                   2005     2006     2007     2008   thereafter
--------------------------------------------------------------------------------
7 1/2% debentures                 $  -       $ -     $500      $ -         $  -
5 4/5% notes                         -         -        -        -          400
4 7/8% notes                         -         -        -        -          350
Veladero financing                   -        24       46       38           90
Bulyanhulu financing                31        34       34       34           17
Variable-rate bonds                  -         -        -        -           63
--------------------------------------------------------------------------------
                                  $ 31      $ 58     $580     $ 72         $920
--------------------------------------------------------------------------------
(1) Excludes capital leases and build to suit lease facility.


Minimum payments under capital leases(1)
--------------------------------------------------------------------------------
Years ending Dec.31
--------------------------------------------------------------------------------
2005                                                                        $ 12
2006                                                                          15
2007                                                                          12
2008                                                                          11
2009                                                                          11
--------------------------------------------------------------------------------
                                                                            $ 61
--------------------------------------------------------------------------------

(1) Includes the $56 million build to suit lease facility.


C  Use of derivative instruments ("derivatives") in risk management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including:


BARRICK YEAR-END 2004                 60           NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Item                                    Impacted by
--------------------------------------------------------------------------------
o  Cost of sales
--------------------------------------------------------------------------------
   o Consumption of oil and             o  Prices of oil and propane
     propane
--------------------------------------------------------------------------------
   o Local currency                     o  Currency exchange rates -- US
     denominated expenditures              dollar versus A$ and C$
--------------------------------------------------------------------------------
o  Administration costs in local        o  Currency exchange rates -- US
   currencies                              dollar versus A$ and C$
--------------------------------------------------------------------------------
o  Capital expenditures in local        o  Currency exchange rates -- US
   currencies                              dollar versus A$, C$ and (euro)
--------------------------------------------------------------------------------
o  Interest earned on cash              o  US dollar interest rates
--------------------------------------------------------------------------------
o  Interest payments on variable-       o  US dollar interest rates
   rate debt
--------------------------------------------------------------------------------
o  Fair value of fixed-                 o  US dollar interest rates
   rate debt
--------------------------------------------------------------------------------


Under our risk management policy we seek to mitigate the impact of these market risks to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an effective means of managing risk.

The primary objective of the hedging elements of our derivative positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Most of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative positions are effective in achieving our risk management objectives but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as "non-hedge derivatives".

Our use of derivatives is based on established practices and parameters, which are subject to the oversight of the Finance Committee of the Board of Directors. A Compliance Function independent of the Corporate Treasury Group monitors derivative transactions and has responsibility for recording and accounting for derivatives.


Accounting policy for derivatives
We record derivatives on the balance sheet at fair value except for gold and silver sales contracts, which are excluded from the scope of FAS 133, because the obligations will be met by physical delivery of our gold and silver production and they meet the other requirements set out in paragraph 10(b) of FAS 133. In addition, our past sales practices, productive capacity and delivery intentions are consistent with the definition of a normal sales contract. Accordingly, we have elected to designate our gold and silver sales contracts as "normal sales contracts" with the result that the principles of FAS 133 are not applied to them. Instead we apply revenue recognition accounting principles as described in note 4.

On the date we enter into a derivative that is accounted for under FAS 133, we designate it as either a hedging instrument or a non-hedge derivative. A hedging instrument is designated in either:
>    a fair value hedge relationship with a recognized asset or liability; or
> a cash flow hedge relationship with either a forecasted transaction or the variable future cash flows arising from a recognized asset or liability.


At the inception of a hedge, we formally document all relationships between hedging instruments and hedged items, including the related risk-management strategy. This documentation includes linking all hedging instruments to either specific assets and liabilities, specific forecasted transactions or variable future cash flows. It also includes the method of assessing retrospective and prospective hedge effectiveness. In cases where we use regression analysis to assess prospective effectiveness, we consider regression outputs for the coefficient of determination (R-squared), the slope coefficient and the t-statistic to assess whether a hedge is expected to be highly effective. Each period, using a dollar offset approach, we retrospectively assess whether hedging instruments have been highly effective in offsetting changes in the fair value of hedged items and we measure the amount of any hedge ineffectiveness. We also assess each period whether hedging instruments are expected to be highly effective in the future. If a hedging instrument is not expected to be highly effective, we stop hedge accounting prospectively. In this case accumulated gains or losses remain in other comprehensive income ("OCI") until the hedged item affects earnings. We also stop hedge accounting prospectively if:
>    a derivative is settled;
>    it is no longer highly probable that a forecasted transaction will occur;
     or
>    we de-designate a hedging relationship.


If we conclude that it is probable that a forecasted transaction will not occur in the originally specified time frame, or within a further two-month period, gains and losses accumulated in OCI are immediately transferred to earnings. In all situations when hedge accounting stops, a derivative is classified as a non-hedge derivative prospectively. Cash flows from derivative transactions are included under operating activities, except for derivatives designated as a cash flow hedge of


BARRICK YEAR-END 2004                 61           NOTES TO FINANCIAL STATEMENTS
forecasted capital expenditures, which are included under investing activities.

Changes in the fair value of derivatives each period are recorded as follows:
> Fair value hedges: recorded in earnings as well as changes in fair value of the hedged item.
> Cash flow hedges: recorded in OCI until earnings are affected by the hedged item, except for any hedge ineffectiveness which is recorded in earnings immediately.
>    Non-hedge derivatives: recorded in earnings.


Summary of derivatives at Dec.31, 2004(1)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Fair
                                                                                       Accounting Classification by      value
                                            Notional Amount by Term to Maturity               Notional Amount          (millions)
                                        -------------------------------------------  --------------------------------  ----------
                                                                                          Cash
                                            Within 1    2 to 5    Over 5                  flow  Fair value      Non-
                                                year     years     years     Total       hedge       hedge     Hedge
-----------------------------------------------------------------------------------  --------------------------------  ----------
US dollar Interest rate contracts
Receive-fixed swaps (millions)              $     75   $   725   $     -   $    800   $    300     $   500   $     -    $    (5)
Pay-fixed swaps (millions)                         -       150       125        275        150           -       125        (24)
-----------------------------------------------------------------------------------  --------------------------------  ----------
Net notional position                       $     75   $   575   $  (125)  $    525   $    150     $   500   $  (125)   $   (29)
-----------------------------------------------------------------------------------  --------------------------------  ----------
Currency contracts
C$:US$ contracts (C$ millions)             C$    350  C$   600   C$    -  C$    950  C$    935    C$     -  C$    15    $    99
A$:US$ contracts (A$ millions)             A$    844  A$ 1,291   A$    -  A$  2,135  A$  2,125    A$     -  A$    10    $   198
(euro):US$ contracts ((euro) millions)     (euro) 26  (euro) -  (euro) -  (euro) 26  (euro) 26    (euro) -  (euro) -    $     1
-----------------------------------------------------------------------------------  --------------------------------  ----------
Commodity contracts
Fuel (WTI) (thousands of barrels)                738     1,618         -      2,356      1,946           -       410    $     7
Propane contracts (millions of gallons)           11        18         -         29         29           -         -    $    (3)
---------------------------------------------------------------------------------------------------------------------------------

(1)  Excludes normal sales contracts.


US dollar interest rate contracts
Cash flow hedges - cash balances
Receive-fixed swaps have been designated against the first $300 million of our cash balances as a hedge of the variability of forecasted interest receipts on the balances caused by changes in Libor.

Prior to December 2004, prospective and retrospective hedge effectiveness was assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in the forward interest rate curve on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of actual changes in interest rates in each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. In December 2004, we de-designated these swaps and immediately re-designated them in a new hedging relationship in order to adopt a new method of assessing prospective and retrospective effectiveness. At the time of the re-designation these swaps had a fair value near zero. From December 2004 onwards, under the new method, prospective and retrospective hedge effectiveness is assessed using the change in variable cash flows method. This involves a comparison of the floating-rate leg of the swap to the variable-rate cash flows from interest receipts on cash.

Each period the effective portion of changes in the fair value of the swaps, which relates to future interest receipts, is recorded in OCI. Also, as interest is received and recorded in earnings, an amount equal to the difference between the fixed-rate interest earned on the swaps and the variable-rate interest earned on cash is recorded in earnings as a component of interest income.


Cash flow hedges - Bulyanhulu financing
Pay-fixed swaps totaling $150 million have been designated against the Bulyanhulu financing, as a hedge of the variability in forecasted interest payments caused by changes in Libor. We have concluded that the hedges are 100% effective under FAS 133, because the conditions of FAS 133 for the assumption of no hedge ineffectiveness have been met. Changes in fair value of the swaps, which relate to future interest payments, are recorded in OCI. Also, as interest payments on the financing are recorded in earnings, an amount equal to the difference between the fixed-rate interest paid on the swap and the variable-rate interest paid on the


BARRICK YEAR-END 2004                 62           NOTES TO FINANCIAL STATEMENTS
financing is recorded in earnings as a component of interest costs.


Fair value hedges
Receive-fixed swaps totaling $500 million have been designated against the 7 1/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor. We have concluded that the hedges are 100% effective under FAS 133, because the critical terms (including: notional amount, maturity date, interest payment and underlying interest rate -- i.e. Libor) of the swaps and the debentures are the same. Changes in fair value of the swaps, together with an equal corresponding change in fair value of the debentures, caused by changes in Libor, are recorded in earnings each period. Also, as interest payments on the debentures are recorded in earnings, an amount equal to the difference between the fixed-rate interest received under the swap less the variable-rate interest paid under the swap is recorded in earnings as a component of interest costs.


Non-hedge contracts
We use gold lease rate swaps as described in note 4. The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.


Currency contracts
Cash flow hedges
Currency contracts totaling C$935 million, A$2,125 million and (euro)26 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For a C$730 million and A$1,671 million portion of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including: notional amount and maturity date) of the hedged items and currency contracts are the same. For (euro)26 million, and the remaining C$205 million and A$454 million portions, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS
133. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. For expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings.

If it is probable that a hedged item will no longer occur, the accumulated gains or losses in OCI for the associated currency contract are reclassified to earnings immediately. The identification of which currency contracts are associated with these hedged items uses a last-in, first-out ("LIFO") approach, based on the order in which currency contracts were originally designated in a hedging relationship.


Commodity contracts
Cash flow hedges
Commodity contracts totaling 1,976 thousand barrels of diesel fuel and 29 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases. Hedged items are identified as the first stated quantity in millions of barrels/gallons of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory.

If it is probable that a hedged item will no longer occur, the accumulated gains or losses in OCI for the associated commodity contract are reclassified to earnings immediately. The identification of which commodity contracts are associated with these hedged items uses a LIFO approach, based on the order in which commodity contracts were originally designated in a hedging relationship.


Non-hedge contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Pierina, Eskay Creek and Lagunas Norte mines. On completion of

BARRICK YEAR-END 2004                 63           NOTES TO FINANCIAL STATEMENTS
regression analysis, we concluded that the contracts do not meet the "highly effective" criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.

Derivative assets and liabilities
--------------------------------------------------------------------------------
                                                          2004           2003
--------------------------------------------------------------------------------
At Jan.1                                                 $ 337          $  29
Derivatives settled                                       (120)           (91)
Change in fair value of:
  Non-hedge derivatives                                      3             52
  Cash flow hedges
    Effective portion                                      147            348
    Ineffective portion                                      -              1
  Fair value hedges                                         (8)            (2)
--------------------------------------------------------------------------------
At Dec.31                                                $ 359(1)       $ 337(1)
--------------------------------------------------------------------------------
Classification:
Other current assets                                     $ 165          $ 154
Other assets                                               257            256
Other current liabilities                                  (11)            (3)
Other long-term obligations                                (52)           (70)
--------------------------------------------------------------------------------
                                                         $ 359          $ 337
--------------------------------------------------------------------------------

(1) Derivative assets and liabilities are presented net and related amounts due to/from counterparties if the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, are met. Amounts receivable from counterparties netted against derivative liabilities totaled $16 million at December 31, 2004.


Non-hedge derivative gains (losses) (1)
--------------------------------------------------------------------------------
For the years ended Dec.31                       2004         2003         2002
--------------------------------------------------------------------------------
Non-hedge derivatives
  Commodity contracts                            $ (9)        $  3         $ (2)
  Currency contracts                               (4)          17            8
  Interest rate contracts                          16           32          (12)
--------------------------------------------------------------------------------
                                                    3           52           (6)
Hedge ineffectiveness
  Ongoing hedge inefficiency                        -            1            -
  Due to changes in timing of
    hedged items                                    2           18            -
--------------------------------------------------------------------------------
                                                 $  5         $ 71         $ (6)
--------------------------------------------------------------------------------

(1) Non-hedge derivative gains (losses) are classified as a component of other (income) expense.


Cash Flow Hedge Gains (Losses) in OCI

-----------------------------------------------------------------------------------------------------------------------------------
                                        Commodity price
                                            hedges                     Currency hedges               Interest rate hedges
                                      -------------------- ----------------------------------------  ---------------------
                                                           Operating  Administration        Capital       Cash   Long-term
                                      Gold/Silver     Fuel     costs           costs   expenditures   balances        debt    Total
-----------------------------------------------------------------------------------------------------------------------------------
At Dec.31, 2001                             $  25    $   -     $   -           $   -          $   -      $   -     $   -     $  25
Effective portion of change in fair
  value of hedging instruments                 (4)       -        33               -              -         37       (17)       49
Transfers to earnings:
  On recording hedged items in earnings       (12)       -        (7)              -              -        (11)        5       (25)
-----------------------------------------------------------------------------------------------------------------------------------
At Dec.31, 2002                                 9        -        26               -              -         26       (12)       49
Effective portion of change in fair
 value of hedging instruments                   4       (1)      251              32             54          9        (1)      348
Transfers to earnings:
  On recording hedged items in earnings       (13)       -       (58)             (7)             -        (18)        5       (91)
  Hedge ineffectiveness due to
    changes in timing of hedged items           -        -         -               -            (18)(1)      -         -       (18)
-----------------------------------------------------------------------------------------------------------------------------------
At Dec.31, 2003                                 -       (1)      219              25             36         17        (8)      288
Effective portion of change in fair
  value of hedging instruments                  -        7       117              19             19          5       (20)      147
Transfers to earnings:
  On recording hedged items in earnings         -       (4)      (96)            (11)            (5)       (19)        3      (132)
  Hedge ineffectiveness due to
    changes in timing of hedged items           -        -         -               -             (2)(1)      -         -        (2)
-----------------------------------------------------------------------------------------------------------------------------------
At Dec.31, 2004                             $   -    $   2     $ 240           $  33          $  48      $   3     $ (25)   $ 301(2)
-----------------------------------------------------------------------------------------------------------------------------------
                                                   Cost of   Cost of                                  Interest  Interest
Hedge gains/losses classified within     Gold Sales  sales     sales  Administration   Amortization     income      cost
-----------------------------------------------------------------------------------------------------------------------------------
Portion of hedge gain (loss)
expected to affect 2005 earnings(2)         $   -    $   3     $ 110           $  18          $   2      $   7     $  (4)    $ 136
-----------------------------------------------------------------------------------------------------------------------------------

(1) On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.
(2)  Based on the fair value of hedge contracts at December 31, 2004.


BARRICK YEAR-END 2004                 64           NOTES TO FINANCIAL STATEMENTS

D  Fair Value of Financial Instruments
Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.


Fair value information

--------------------------------------------------------------------------------
At Dec.31                                 2004                     2003
--------------------------------------------------------------------------------
                                  Carrying    Estimated    Carrying    Estimated
                                    amount   fair value      amount   fair value
--------------------------------------------------------------------------------
Financial assets
Cash and equivalents(1)             $1,398       $1,398      $  970       $  970
Accounts receivable(1)                  58           58          56           56
Investments(2)                         134          134         130          130
Derivative assets(3)                   422          422         410          410
--------------------------------------------------------------------------------
                                    $2,012       $2,012      $1,566       $1,566
--------------------------------------------------------------------------------
Financial liabilities
  Accounts payable(1)               $  335       $  335      $  245       $  245
  Long-term debt(4)                  1,686        1,731         760          841
  Derivative liabilities(3)             63           63          73           73
  Restricted stock units(5)              6            6          10           10
--------------------------------------------------------------------------------
                                    $2,090       $2,135      $1,088       $1,169
--------------------------------------------------------------------------------

(1) Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.
(2) Recorded at fair value. Quoted market prices, when available, are used to determine fair value. If quoted market prices are not available, then fair values are estimated by using quoted prices of instruments with similar characteristics or discounted cash flows.
(3) Recorded at fair value using liquid market pricing based on exchange traded prices, broker-dealer quotations or related input factors which assume all counterparties have the same credit rating.
(4) Long-term debt is generally recorded at cost except for obligations that are designated in a fair value hedge relationship, which are recorded at fair value in periods where a hedge relationship exists. The fair value of long-term debt is based on current market interest rates, adjusted for our credit quality.
(5)  Recorded at fair value based on the period end market stock price.


E  Credit risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement. We mitigate credit risk by:
>    entering into derivatives with high credit-quality counterparties;
>    limiting the amount of exposure to each counterparty; and
>    monitoring the financial condition of counterparties.


Credit quality of financial assets
--------------------------------------------------------------------------------
At Dec.31, 2004                                     S&P Credit rating
--------------------------------------------------------------------------------
                                         AA- or      A- or
                                         higher     higher   B to BBB      Total
--------------------------------------------------------------------------------
Cash and equivalents                     $  744     $  654        $ -     $1,398
Derivatives(1)                              303         71          -        374
Accounts receivable                           -          -         58         58
--------------------------------------------------------------------------------
                                         $1,047     $  725     $   58     $1,830
--------------------------------------------------------------------------------
Number of counterparties(2)                  14          5          -
--------------------------------------------------------------------------------
Largest counterparty (%)                   31.5       35.1          -
--------------------------------------------------------------------------------


Concentrations of credit risk
--------------------------------------------------------------------------------
                                   United                       Other
At Dec.31, 2004                    States       Canada  International    Total
--------------------------------------------------------------------------------
Cash and equivalents               $1,172       $   69         $  157     $1,398
Derivatives(1)                        145          193             36        374
Accounts receivable                     7           22             29         58
--------------------------------------------------------------------------------
                                   $1,324       $  284         $  222     $1,830
--------------------------------------------------------------------------------

(1) The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.
(2)  For cash and equivalents and derivatives combined.


F  Risks relating to the use of derivatives
By using derivatives, in addition to credit risk, we are affected by market risk and market liquidity risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivatives. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Market liquidity risk is the risk that a derivative cannot be eliminated quickly, by either liquidating it or by establishing an offsetting position. Under the terms of our trading agreements, counterparties cannot require us to immediately settle outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We generally mitigate market


BARRICK YEAR-END 2004                 65           NOTES TO FINANCIAL STATEMENTS
liquidity risk by spreading out the maturity of our derivatives over time.



17 > OTHER LONG-TERM OBLIGATIONS

--------------------------------------------------------------------------------
At Dec.31                                                     2004          2003
--------------------------------------------------------------------------------
Asset retirement obligations                                  $334          $282
Pension benefits (note 22)                                      49            48
Post-retirement benefits (note 22)                              26            26
Derivative liabilities (note 16C)                               52            70
Restricted stock units (note 21B)                                6            10
Other                                                           32            28
--------------------------------------------------------------------------------
                                                              $499          $464
--------------------------------------------------------------------------------


A  Asset retirement obligations (AROs)

--------------------------------------------------------------------------------
                                                             2004          2003
--------------------------------------------------------------------------------
At Jan.1                                                    $ 318         $ 334
AROs incurred in the period                                    14             -
Impact of revisions to expected cash flows
  Adjustments to carrying amount of assets                     32             -
  Charged to earnings                                          22            10
Settlements
 Cash payments                                                (33)          (40)
 Settlement gains                                              (4)           (3)
Accretion                                                      18            17
--------------------------------------------------------------------------------
At Dec.31                                                     367           318
Current part                                                  (33)          (36)
--------------------------------------------------------------------------------
                                                            $ 334         $ 282
--------------------------------------------------------------------------------


In 2003 we adopted FAS 143 and changed our accounting policy for reclamation and closure costs. Previously we accrued estimated reclamation and closure costs over the life of our mines using the units-of-production method based on the estimated recoverable ounces of gold in proven and probable reserves.

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Under FAS 143 we record the fair value of an ARO when it is incurred. At operating mines the effect is recorded as an adjustment to the corresponding asset carrying amount. At closed mines, the adjustment is charged directly to earnings. The fair value of AROs are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. We prepare estimates of timing and amount of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics can impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair value measurement to the beginning of period carrying amount of the AROs. Accretion is recorded in earnings as an operating expense. Upon settlement of an ARO we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains are classified in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred (see note 6).

The major parts of the carrying amount of AROs at the end of 2004 relate to: tailing and heap leach pad closure/ rehabilitation - $69 million; demolition of buildings/mine facilities - $29 million; ongoing water treatment - $93 million; ongoing care and maintenance - $89 million; and other activities - $87 million.


18 > DEFERRED INCOME TAXES
Recognition and measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.


BARRICK YEAR-END 2004                 66           NOTES TO FINANCIAL STATEMENTS

Sources of deferred income tax assets and liabilities
--------------------------------------------------------------------------------
At Dec. 31                                         2004               2003(1)
--------------------------------------------------------------------------------
Deferred tax assets
   Tax loss carry forwards                         $ 295              $ 388
   Capital tax loss carry forwards                    48                 52
   Alternative minimum tax ("AMT") credits           121                120
   Foreign tax credits                                 3                  3
   Asset retirement obligations                      106                 85
   Property, plant and equipment                     158                129
   Post-retirement benefit obligations                18                 21
   Other                                               9                 40
--------------------------------------------------------------------------------
   Gross deferred tax assets                         758                838
   Valuation allowances                             (578)              (554)
--------------------------------------------------------------------------------
Net deferred tax assets                              180                284
Deferred tax liabilities
   Property, plant and equipment                    (127)              (443)
   Derivatives                                       (95)               (99)
--------------------------------------------------------------------------------
                                                   $ (42)            $ (258)
--------------------------------------------------------------------------------
Classification:
   Non-current assets (note 14)                    $  97             $   59
   Non-current liabilities                          (139)              (317)
--------------------------------------------------------------------------------
                                                   $ (42)            $ (258)
--------------------------------------------------------------------------------

(1) 2003 deferred tax asset balances for property, plant and equipment and other have been restated with a corresponding restatement of Valuation allowances.


Expiry dates of tax losses and AMT credits
--------------------------------------------------------------------------------
                                                                  No
                                                                expiry
                    '05      '06      '07      '08      '09+     date     Total
--------------------------------------------------------------------------------
Tax losses(1)
  Chile             $ -     $  -      $ -     $  -     $   -    $ 670     $  670
  Tanzania            -        -        -        -         -      152        152
  U.S.                -        -        -        -       224        -        224
  Other              28       23        6       14       109       24        204
--------------------------------------------------------------------------------
                   $ 28     $ 23      $ 6     $ 14     $ 333    $ 846      1,250
--------------------------------------------------------------------------------
AMT credits(2)        -        -        -        -         -    $ 121     $  121
--------------------------------------------------------------------------------


(1) Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2004.

(2) Represents the amounts deductible against future taxes payable in years when taxes payable exceeds "minimum tax" as defined by United States tax legislation.


Valuation allowances
We consider the need to record a valuation allowance against deferred tax assets on a country-by-country basis, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:

>>   historic and expected future levels of future taxable income;
>> opportunities to implement tax plans that affect whether tax assets can be realized; and
>> the nature, amount and expected timing of reversal of taxable temporary differences.
Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.

A valuation allowance of $34 million has been set up against certain deferred tax assets in Argentina. Historically, we have had no income generating operations in Argentina, but following the production start-up at Veladero in 2005, various factors will affect future levels of taxable income in Argentina, including the volume of gold produced and sold, gold selling prices and costs incurred to produce gold. It is reasonably possible that an adjustment will be made to this valuation allowance in the near term. A valuation allowance of $189 million has been set up against certain deferred tax assets in the United States. A majority of this valuation allowance relates to AMT credits which have an unlimited carry forward period. Increasing levels of future taxable income due to gold selling prices and other factors and circumstances may result in an adjustment to this valuation allowance.


Source of changes in deferred tax balances
--------------------------------------------------------------------------------
For the years ended Dec.31                2004        2003       2002
--------------------------------------------------------------------------------
Temporary differences
Property, plant and equipment            $ (86)       $ 26      $(30)
Asset retirement obligations               (21)         (2)        4
Tax loss carry forwards                     93         (10)      (22)
Derivatives                                 (4)         82        13
Other                                       (5)          4        (5)
--------------------------------------------------------------------------------
                                         $ (23)       $100      $(40)
Adjustment to deferred tax balances
  due to change in tax status(1)           (81)          -         -
Release of beginning of year
  valuation allowances                      (5)        (62)        -
Outcome of tax uncertainties              (120)          -       (22)
--------------------------------------------------------------------------------
                                         $(229)       $ 38      $(62)
--------------------------------------------------------------------------------
Intraperiod allocation to:
  Income before income taxes             $(225)       $(49)     $(75)
  Cumulative accounting changes              -           5         -
  OCI                                       (4)         82        17
Balance sheet reclassifications             13          23       (17)
--------------------------------------------------------------------------------
                                         $(216)       $ 61      $(75)
--------------------------------------------------------------------------------


(1)  Relates to change in tax status in Australia (note 7).

BARRICK YEAR-END 2004                 67           NOTES TO FINANCIAL STATEMENTS

19> CAPITAL STOCK

A Common shares
Our authorized capital stock includes an unlimited number of common shares (issued 533,575,185 shares); 9,764,929 First preferred shares, Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued
1); and 14,726,854 Second preferred shares Series A (issued nil).

During 2004, we repurchased 4.47 million common shares (2003: 8.75 million) for $95 million (2003: $154 million), at an average cost of $21.20 per share (2003:
$17.56). This resulted in a reduction of common share capital by $35 million (2003: $67 million) and a $60 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings (2003: $87 million).

In 2004, we declared and paid dividends in US dollars totaling $0.22 per share (2003 - $0.22 per share, 2002 - $0.22 per share).

B Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. ("BGI"), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At December 31, 2004, 1.4 million (2003 - 1.5 million) BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2003 - 0.8 million common shares). The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.

Summarized financial information for BGI
--------------------------------------------------------------------------------
For the years ended Dec.31               2004       2003         2002
--------------------------------------------------------------------------------
Total revenues and other income         $  216     $ 226        $ 203
Less: costs and expenses                   287       238          191
--------------------------------------------------------------------------------
Income (loss) before taxes              $  (71)    $ (12)       $  12
--------------------------------------------------------------------------------
Net loss                                $  (41)    $ (31)       $  (1)
--------------------------------------------------------------------------------
At Dec.31                                           2004         2003
--------------------------------------------------------------------------------
Assets
 Current assets                                    $  67        $  81
 Non-current assets                                  119          236
--------------------------------------------------------------------------------
                                                   $ 186        $ 317
--------------------------------------------------------------------------------
Liabilities and shareholders' equity
  Other current liabilities                           24           20
  Intercompany notes payable                         395          545
  Other long-term liabilities                         36            9
  Deferred income taxes                               20           67
  Shareholders' equity                              (289)        (324)
--------------------------------------------------------------------------------
                                                   $ 186        $ 317
--------------------------------------------------------------------------------


20> OTHER COMPREHENSIVE INCOME (LOSS)
("OCI")

------------------------------------------------------------------------------------------
                                                             2004       2003         2002
------------------------------------------------------------------------------------------
Accumulated OCI at Jan.1
  Cash flow hedge gains, net of tax of $99, $17, $nil       $ 189      $  32        $  25
  Investments, net of tax of $nil, $nil, $nil                  38         (6)          (4)
  Currency translation adjustments, net of tax of
    $nil, $nil, $nil                                         (147)      (144)        (123)
  Additional pension liability, net of tax of
    $nil, $nil, $nil                                           (7)        (7)          (5)
------------------------------------------------------------------------------------------
                                                            $  73      $(125)       $(107)
------------------------------------------------------------------------------------------
OCI for the year:
  Changes in fair value of cash flow hedges                   147        348           49
  Changes in fair value of investments                        (27)        37           (5)
  Currency translation adjustments                              1         (3)         (21)
  Adjustments to pension liability                             (5)         -           (2)
Less: reclassification adjustments for gains/losses
  recorded in earnings:
    Transfers of cash flow hedge gains to earnings:
      On recording hedged items in earnings                  (132)       (91)         (25)
      Hedge ineffectiveness due to changes in timing
        of hedged items                                        (2)       (18)           -
  Investments:
    (Gains) losses realized on sale                            (6)        (4)           3
    Other than temporary impairment charges                     5         11            -
------------------------------------------------------------------------------------------
OCI, before tax                                               (19)       280           (1)
Income tax expense related to OCI                               4        (82)         (17)
------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax               $ (15)     $ 198        $ (18)
------------------------------------------------------------------------------------------
Accumulated OCI at Dec.31
  Cash flow hedge gains, net of tax of $95, $99, $17          206        189           32
  Investments, net of tax of $nil, $nil, $nil                  10         38           (6)
  Currency translation adjustments, net of tax of
    $nil, $nil, $nil                                         (146)      (147)        (144)
  Additional pension liability, net of tax of
    $nil, $nil, $nil                                          (12)        (7)          (7)
------------------------------------------------------------------------------------------
                                                            $  58      $  73        $(125)
------------------------------------------------------------------------------------------


BARRICK YEAR-END 2004                 68           NOTES TO FINANCIAL STATEMENTS

21> STOCK-BASED COMPENSATION
A Stock options
Employee stock option activity (number of shares in millions)2

--------------------------------------------------------------------------------------------------------
                                    2004                      2003                       2002
--------------------------------------------------------------------------------------------------------
                                        Average                    Average                      Average
                              Shares     price         Shares       price         Shares         price
--------------------------------------------------------------------------------------------------------
C$ options
At Jan. 1                        22                       19                         19
  Granted                         1       $ 28             5         $ 29             6           $ 25
  Exercised(1)                   (2)      $ 25            (1)        $ 24            (4)          $ 25
  Cancelled/expired              (2)      $ 28            (1)        $ 28            (2)          $ 34
--------------------------------------------------------------------------------------------------------
At Dec.31                        19                       22                         19
--------------------------------------------------------------------------------------------------------
US$ options
At Jan.1                          2                        3                          6
  Granted                         5       $ 24             -            -             -              -
  Exercised(1)                   (1)      $ 15            (1)        $ 13            (2)          $ 12
  Cancelled/expired               -          -             -            -            (1)          $ 25
--------------------------------------------------------------------------------------------------------
At Dec.31                         6                        2                          3
--------------------------------------------------------------------------------------------------------



(1) The exercise price of the options is the closing share price on the day before the grant date. They vest evenly over four years, beginning in the year after granting, and are exercisable over 7-10 years. At December 31, 2004, 13 million (2003 - 1 million, 2002 - 5 million) common shares, in addition to those currently outstanding, were available for granting options.

(2) We are also obliged to issue about 0.3 million common shares (2003 - 0.5 million common shares) in connection with outstanding stock options assumed as part of a business combination in 1999. These options have an average exercise price of C$20 (2003 - C$20) and an average remaining term of one year.

Stock options outstanding (number of shares in millions)

--------------------------------------------------------------------------------
                           Outstanding                       Exercisable
                 --------------------------------    ---------------------------
Range of                                Average
exercise                     Average       life                       Average
prices           Shares        price    (years)        Shares           price
-------------------------------------------------    ---------------------------
C$ options
$ 22 - $ 31          17         $ 27         7             10            $ 26
$ 32 - $ 43           2         $ 39         2              2            $ 39
-------------------------------------------------    ---------------------------
                     19                      6             12
-------------------------------------------------    ---------------------------
US$ options
$  9 - $ 18           1         $ 12         5              -               -
$ 22 - $ 37           5         $ 24         6              1            $ 30
-------------------------------------------------    ---------------------------
                      6                      6              1
-------------------------------------------------    ---------------------------

We record compensation cost for stock options based on the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price for stock options has equaled the market price of stock at the grant date, resulting in no compensation cost.

Option information
--------------------------------------------------------------------------------
For the years ended Dec.31
(per share and option amounts in
dollars)                                    2004           2003           2002
--------------------------------------------------------------------------------
Fair value per option                     $ 6.87         $ 8.50         $ 6.40
Valuation assumptions:
  Expected term (years)                        5              6              6
  Volatility                                  30%            40%            40%
  Dividend yield                             1.0%           1.0%           1.4%
  Risk-free interest rate                    3.8%           4.5%           5.0%
--------------------------------------------------------------------------------
Pro forma effects
Net income, as reported                   $  248         $  200          $ 193
Stock-option expense                         (29)           (24)           (21)
--------------------------------------------------------------------------------
Pro forma net income                      $  219         $  176          $ 172
--------------------------------------------------------------------------------
Net income per share:
As reported - Basic                       $ 0.47         $ 0.37          $ 0.36
As reported - Diluted                     $ 0.46         $ 0.37          $ 0.36
--------------------------------------------------------------------------------
Pro forma(1)                              $ 0.41         $ 0.33          $ 0.32
--------------------------------------------------------------------------------

(1)  Basic and diluted.

B Restricted Stock Units (RSUs) and Deferred Share Units (DSUs)
Under our RSU Plan, selected employees are granted RSUs, where each RSU has a value equal to one Barrick common share. RSUs vest and will be settled on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares. RSUs are recorded at fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis


BARRICK YEAR-END 2004                 69           NOTES TO FINANCIAL STATEMENTS
over the vesting period. Changes in the fair value of the RSUs are recorded, with a corresponding adjustment to deferred compensation. Compensation expense for 2004 was $4 million (2003 - $4 million). At December 31, 2004, the weighted average remaining contractual life of RSUs was 2.0 years.

Under our DSU plan, Directors receive 50% of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. Director's fee expense for DSUs for 2004 was $0.6 million (2003: $0.2 million).


DSU and RSU activity
--------------------------------------------------------------------------------
                             DSUs      Fair value          RSUs       Fair value
                              (in        per unit           (in         per unit
                       thousands)    (in dollars)    thousands)     (in dollars)
--------------------------------------------------------------------------------
At Dec.31, 2001                 -             $ -           515            $ 16
  Canceled                      -                           (30)             20
  Dividends                     -             $ -             4              17
--------------------------------------------------------------------------------
At Dec.31, 2002                 -             $ -           489            $ 15
  Canceled                      -               -          (171)             17
  Granted                       8              21           130              22
  Dividends                     -               -             4              20
--------------------------------------------------------------------------------
At Dec.31, 2003                 8             $23           452            $ 23
  Canceled                      -               -           (58)             23
  Settled                       -               -          (293)             25
  Granted                      23              22           131              24
  Dividends                                     -             3              20
--------------------------------------------------------------------------------
At Dec.31, 2004                31             $24           235            $ 24
--------------------------------------------------------------------------------


22> POST-RETIREMENT BENEFITS

A Defined contribution pension plans
Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer's annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $19 million in 2004, $16 million in 2003 and $13 million in 2002.

B Defined benefit pension plans
We have one qualified defined benefit pension plan that covers certain of our United States employees and provides benefits based on employees' years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members under the Employee Retirement Income Security Act of 1974. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities. On December 31, 2004, the qualified defined benefit plan was amended to freeze benefit accruals for all employees, resulting in a curtailment gain of $2 million.

As well as the qualified plan, we have nonqualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust ("rabbi trust") was set up to fund these plans. The fair value of assets held in this trust was $31 million in 2004 (2003 - $32 million), and is recorded in our consolidated balance sheet under Investments.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.


Pension expense
--------------------------------------------------------------------------------
For the years ended Dec. 31                 2004           2003           2002
--------------------------------------------------------------------------------
Return on plan assets                      $(11)          $(11)          $(17)
Service cost                                  -              -              3
Interest cost                                12             14             16
Actuarial gains (losses)                      1              -             (1)
Gain (loss) on curtailment/settlement        (2)             1              1
--------------------------------------------------------------------------------
                                           $  -           $  4           $  2
--------------------------------------------------------------------------------

C Pension plan information
Fair value of plan assets
--------------------------------------------------------------------------------
For the years ended Dec.31                         2004        2003
--------------------------------------------------------------------------------
Balance at Jan.1                                  $ 166       $ 170
Actual return on plan assets                         14          19
Company contributions                                 6           8
Benefits paid                                       (16)        (31)
--------------------------------------------------------------------------------
Balance at Dec.31                                 $ 170       $ 166
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
At Dec.31                                  2004                        2003
------------------------------------------------------------     ---------------
                                Target    Actual    Actual            Actual
------------------------------------------------------------     ---------------
Composition of plan assets:
 Equity securities                 50%       46%      $ 78             $ 66
 Debt securities                   50%       54%        92              100
--------------------------------------------------------------------------------
                                  100%      100%      $170             $166
--------------------------------------------------------------------------------


BARRICK YEAR-END 2004                 70           NOTES TO FINANCIAL STATEMENTS

Projected benefit obligation (PBO)
--------------------------------------------------------------------------------
For the years ended Dec.31                          2004       2003
--------------------------------------------------------------------------------
Balance at Jan.1                                   $ 221      $ 227
 Interest cost                                        12         14
 Actuarial losses                                      3         11
 Benefits paid                                       (16)       (31)
 Curtailments/settlements                             (2)         -
--------------------------------------------------------------------------------
Balance at Dec.31                                  $ 218      $ 221
--------------------------------------------------------------------------------
Funded status(1)                                   $ (48)     $ (55)
Unrecognized actuarial losses                         11         11
--------------------------------------------------------------------------------
Net benefit liability recorded                     $ (37)     $ (44)
--------------------------------------------------------------------------------
ABO(2),(3)                                         $ 217      $ 217


(1) Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $31 million at December 31, 2004). In the year ending December 31, 2005, we do not expect to make any further contributions.

(2) For 2004 we used a measurement date of December 31, 2004 to calculate accumulated benefit obligations.

(3) Represents the ABO for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $49 million (2003: $217 million).

Investment strategy
We employ a total return investment approach, whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets. Risk is diversified through a blend of equity and fixed-income investments, and also across geography and market capitalization in US large cap stocks, US small cap stocks, and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews.

Rate of return on plan assets
In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Expected future benefit payments
--------------------------------------------------------------------------------
For the years ending Dec.31
--------------------------------------------------------------------------------
2005                                                         $ 16
2006                                                           15
2007                                                           16
2008                                                           16
2009                                                           16
2010 - 2014                                                  $ 89
--------------------------------------------------------------------------------


Total recorded benefit liability
--------------------------------------------------------------------------------
At Dec.31                                       2004            2003
--------------------------------------------------------------------------------
Current                                        $   -           $   3
Non-current                                       37              41
--------------------------------------------------------------------------------
Benefit plan liability                         $  27           $  44
Additional minimum liability (note 20)            12               7
--------------------------------------------------------------------------------
                                               $  49           $  51
--------------------------------------------------------------------------------


D Actuarial assumptions
--------------------------------------------------------------------------------
For the years ended Dec.31          2004          2003          2002
--------------------------------------------------------------------------------
Discount rate(1)
  Benefit obligation               5.50%         6.25%         6.50%
  Pension cost                     6.25%         6.50%         6.75%
Return on plan assets(1)           7.00%         7.00%         8.50%
Wage increases                     5.00%         5.00%         5.00%
--------------------------------------------------------------------------------

(1) Effect of a one-percent change: Discount rate: $22 million change in ABO and change in pension cost; Return on plan assets: $2 million change in pension cost.


E Other post-retirement benefits
We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation. In 2004, we recorded a benefit expense of $2 million (2003 - $nil, 2002 - $nil).



Other post-retirement benefits expense
--------------------------------------------------------------------------------
For the years ended Dec.31              2004            2003            2002
--------------------------------------------------------------------------------
Interest cost                           $  2            $  1            $  2
Prior service cost                         -               -              (1)
Curtailments/settlements                   -              (1)             (1)
--------------------------------------------------------------------------------
                                        $  2            $  -            $  -
--------------------------------------------------------------------------------


Fair value of plan assets
--------------------------------------------------------------------------------
For the years ended Dec.31                          2004     2003
--------------------------------------------------------------------------------
Balance at Jan. 1                                   $  -      $ -
Contributions                                          2        2
Benefits paid                                         (2)      (2)
--------------------------------------------------------------------------------
Balance at Dec. 31                                  $  -      $ -
--------------------------------------------------------------------------------


BARRICK YEAR-END 2004                 71           NOTES TO FINANCIAL STATEMENTS

Accumulated post-retirement benefit obligation (APBO)
--------------------------------------------------------------------------------
For the years ended Dec.31                          2004     2003
--------------------------------------------------------------------------------
Balance at Jan. 1                                    $24      $28
Interest cost                                          2        1
Actuarial losses                                       5      (3)
Benefits paid                                        (2)      (2)
--------------------------------------------------------------------------------
Balance at Dec. 31                                   $29      $24
--------------------------------------------------------------------------------
Funded status                                       (29)     (24)
Unrecognized actuarial losses                          1      (4)
--------------------------------------------------------------------------------
Net benefit liability recorded                     $(28)    $(28)
--------------------------------------------------------------------------------


We have assumed a health care cost trend of 10% in 2004, decreasing ratability to 5% in 2009 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2004 would have increased the post-retirement obligation by $3 million or decreased the post-retirement benefit obligation by $2 million and would have had no significant effect on the benefit expense for 2004.



Expected future benefit payments

--------------------------------------------------------------------------------
For the years ending Dec.31
--------------------------------------------------------------------------------
2005                                                          $ 2
2006                                                            2
2007                                                            2
2008                                                            2
2009                                                            2
2010 - 2014                                                   $ 9
--------------------------------------------------------------------------------


23 > CONTINGENCIES, LITIGATION AND CLAIMS

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Bre-X Minerals
In 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., and certain others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On March 31, 2003, the Court denied all of the Plaintiffs' motions to certify the case as a class action. The Plaintiffs have not filed an interlocutory appeal of the Court's decision denying class certification to the Fifth Circuit Court of Appeals. On June 2, 2003, the Plaintiffs' submitted a proposed Trial and Case Management Plan, suggesting that the Plan would cure the defects in the Plaintiffs' motions to certify the class. The Court has taken no action with respect to the proposed Trial and Case Management Plan. The Plaintiffs' case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote. The amount of potential loss, if any, which we may incur arising out of the Plaintiffs' claims is not determinable.

Blanchard complaint
On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. ("Blanchard"), and Herbert Davies ("Davies"). The complaint, which is pending in the U.S. District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company ("J.P. Morgan") as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with whom we entered into spot deferred gold sales contracts have manipulated the price of gold, in violation of U.S. anti-trust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard and Davies both allege that they have been injured as a seller of gold due to reduced interest in gold as an investment. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. In September 2003 the Court issued an Order granting in part and denying in part Barrick's motions to dismiss this action. Discovery has commenced in the case and a trial date has been


BARRICK YEAR-END 2004                 72           NOTES TO FINANCIAL STATEMENTS
tentatively set for July 2005. We intend to defend the action vigorously.

McKenzie complaint
On September 21, 2004, a putative class action complaint was filed in the U.S. District Court for the Eastern District of Louisiana against Barrick and J.P. Morgan. The plaintiffs, Dr. Gregg McKenzie and others are alleged purchasers of gold and gold derivatives. The complaint alleges violations of the U.S. anti-trust laws and also of the Commodity Exchange Act, based upon the same conduct as alleged in the Blanchard complaint. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan. On December 17, 2004, a second and substantially identical complaint was filed in the same court against the same defendants. Barrick has not yet been served with this second complaint. Barrick intends to defend both actions vigorously.

Wagner complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated US securities laws by making false and misleading statements concerning Barrick's projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004 Barrick filed a motion to dismiss the complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick's motion to dismiss the action. The Court granted the plaintiffs leave to file a Second Amended Complaint, which was filed on October 20, 2004. The plaintiffs filed a Third Amended Complaint on January 6, 2005. We intend to defend the action vigorously.

Wilcox complaint
On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California ("Homestake California") and Homestake Mining Company ("Homestake") were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. A motion to dismiss the claim was filed with the Court, but the Court has not yet ruled on the motion. We intend to defend the action vigorously.

24 > JOINT VENTURES

Our major interests in joint ventures are a 50% interest in the Kalgoorlie Mine in Australia; a 50% interest in the Round Mountain Mine in the United States; and a 50% interest in the Hemlo Mine in Canada.

SUMMARY FINANCIAL INFORMATION (100%)
Income statement and cash flow information

--------------------------------------------------------------------------------
For the years ended Dec.31                2004    2003       2002
--------------------------------------------------------------------------------
  Revenues                               $ 889   $ 775      $ 650
  Costs and expenses                       663     638        582
--------------------------------------------------------------------------------
Net income                               $ 226   $ 137      $  68
--------------------------------------------------------------------------------
 Operating activities(1)                 $ 291   $ 127      $ 175
 Investing activities(1)                 $ (46)  $ (60)     $ (54)
 Financing activities(1)                 $   -   $   -      $   -
--------------------------------------------------------------------------------

(1)  Net cash inflow (outflow).


Balance sheet information
--------------------------------------------------------------------------------
At December 31                                2004           2003
--------------------------------------------------------------------------------
Assets
  Inventories                                $ 102           $ 99
  Property, plant and equipment                506            543
  Other assets                                  93             64
--------------------------------------------------------------------------------
                                             $ 701           $706
--------------------------------------------------------------------------------
Liabilities
  Current liabilities                        $  87           $ 77
  Long-term obligations                        110            104
--------------------------------------------------------------------------------
                                             $ 197           $181
--------------------------------------------------------------------------------


BARRICK YEAR-END 2004                 73           NOTES TO FINANCIAL STATEMENTS

Mine Statistics

                                                                            UNITED STATES
                                      ---------------------------------------------------------------------------------------------
                                             Open Pit            Underground         Goldstrike Total           Round Mountain

Three months ended December 31,           2004       2003      2004      2003        2004         2003         2004         2003
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Tons mined (thousands)                  29,946     33,149       373       420      30,319       33,569        4,736        4,735
Tons processed (thousands)               2,670      2,445       345       423       3,015        2,868        8,905        8,832
Average grade (ounces per ton)           0.161      0.161     0.427     0.390       0.192        0.195        0.015        0.012
Recovery rate (percent)                  86.6%      80.8%     90.8%     89.3%       87.7%        83.3%         n/a          n/a
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Production (thousands of ounces)           373        325       134       147         507          472           84           91

Production costs per ounce
  Cash operating costs                  $  214    $   235   $   212   $   240      $  213      $   236      $   211       $  159
  Royalties and production taxes            14         15        21        21          17           17           52           31
----------------------------------------------------------  ------------------    ---------------------     -----------------------
  Total cash costs                         228        250       233       261         230          253          263          190
  Amortization                              62         57        97       118          72           76           18           59
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Total production costs                  $  290    $   307   $   330   $   379      $  302      $   329      $   281       $  249
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Capital expenditures (US$ millions)     $   23    $     3   $    10   $     8      $   33      $    11      $     1       $    1
----------------------------------------------------------  ------------------    ---------------------     -----------------------



Year ended December 31,                   2004       2003      2004      2003        2004         2003         2004         2003
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Tons mined (thousands)                 134,212    141,693     1,573     1,631     135,785      143,324       19,743       24,563
Tons processed (thousands)              10,779     10,041     1,566     1,622      12,345       11,663       36,963       31,470
Average grade (ounces per ton)           0.151      0.189     0.400     0.385       0.183        0.216        0.015        0.016
Recovery rate (percent)                  85.1%      82.0%     89.7%     88.3%       86.2%        83.6%         n/a          n/a
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Production (thousands of ounces)         1,381      1,559       561       552       1,942        2,111          381          393

Production costs per ounce
  Cash operating costs                $    231   $    215    $  234    $  234    $    231     $    220      $   187      $  150
  Royalties and production taxes            16         18        21        19          18           18           34          23
----------------------------------------------------------  ------------------    ---------------------     -----------------------
  Total cash costs                         247        233       255       253         249          238          221         173
  Amortization                              61         53       120       122          79           72           46          54
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Total production costs                $    308   $    286    $  375    $  375    $    328     $    310      $   267      $  227
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Capital expenditures (US$ millions)   $     42   $     23    $   30    $   28    $     72     $     51      $     5      $    6
----------------------------------------------------------  ------------------    ---------------------     -----------------------



BARRICK YEAR-END 2004                 74                         MINE STATISTICS

Mine Statistics

                                                                            AUSTRALIA
                                      ---------------------------------------------------------------------------------------------
                                              Plutonic             Darlot                 Lawlers                  Kalgoorlie
Three months ended December 31,           2004       2003      2004      2003        2004         2003         2004         2003
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Tons mined (thousands)                   3,567      2,699       217       211         250          200       11,431       13,062
Tons processed (thousands)                 644        732       215       224         217          210        1,870        1,844
Average grade (ounces per ton)           0.127      0.132     0.137     0.172       0.138        0.135        0.069        0.071
Recovery rate (percent)                  90.4%      91.0%     95.0%     96.8%       95.8%        96.9%        85.5%        87.8%
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Production (thousands of ounces)            74         88        28        37          29           27          110          115

Production costs per ounce
  Cash operating costs                  $  243    $   187    $  247   $   172     $   240       $  259      $   232      $   205
  Royalties and production taxes             8          9         8        10           9            9            9           10
----------------------------------------------------------  ------------------    ---------------------     -----------------------
  Total cash costs                         251        196       255       182         249          268          241          215
  Amortization                              42         49        63        59          68           58           40           53
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Total production costs                  $  293    $   245    $  318   $   241     $   317       $  326      $   281      $   268
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Capital expenditures (US$ millions)     $    4    $     4    $    1   $     2     $     3       $    1      $     3      $     2
----------------------------------------------------------  ------------------    ---------------------     -----------------------




Year ended December 31,                   2004       2003      2004      2003        2004         2003         2004         2003
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Tons mined (thousands)                  13,722     14,180       896       876       3,365        1,152       45,459       48,677
Tons processed (thousands)               2,662      3,010       861       879         866          806        7,142        7,171
Average grade (ounces per ton)           0.127      0.123     0.170     0.182       0.133        0.128        0.072        0.071
Recovery rate (percent)                  90.0%      89.9%     95.8%     96.9%       96.1%        95.8%        86.6%        85.8%
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Production (thousands of ounces)           304        334       140       155         110           99          444          436

Production costs per ounce
  Cash operating costs                  $  214    $   185    $  203   $   156     $   238       $  241      $   223      $   201
  Royalties and production taxes             9          8         7         8           8            8            8            8
----------------------------------------------------------  ------------------    ---------------------     -----------------------
  Total cash costs                         223        193       210       164         246          249          231          209
  Amortization                              34         31        53        52          53           42           44           48
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Total production costs                  $  257    $   224    $  263   $   216     $   299       $  291      $   275      $   257
----------------------------------------------------------  ------------------    ---------------------     -----------------------
Capital expenditures (US$ millions)     $   15    $    44    $    7   $     7     $     5       $   14      $    10      $    14
----------------------------------------------------------  ------------------    ---------------------     -----------------------



BARRICK YEAR-END 2004                 75                         MINE STATISTICS

Mine Statistics

                                                                          CANADA
                                      -------------------------------------------------------------------------------
                                                 Hemlo                  Eskay Creek             Holt-McDermott
Three months ended December 31,            2004         2003         2004         2003       2004           2003
--------------------------------------------------------------    ----------------------   --------------------------
Tons mined (thousands)                    1,182        1,039           68           63         --            142
Tons processed (thousands)                  507          514           70           65         --            150
Average grade (ounces per ton)            0.140        0.133        1.138        1.481         --          0.166
Recovery rate (percent)                    93.5%        95.1%        93.3%        94.1%        --           93.5%
--------------------------------------------------------------    ----------------------   --------------------------
Production (thousands of ounces)             66           65           73           83         --             23

Production costs per ounce
  Cash operating costs                   $  222       $  219       $    1       $   15      $  --         $  210
  Royalties and production taxes              9            8            6            5         --             --
--------------------------------------------------------------    ----------------------   --------------------------
  Total cash costs                          231          227            7           20         --            210
  Amortization                               56           37          190          132         --            144
--------------------------------------------------------------    ----------------------   --------------------------
Total production costs                   $  287       $  264       $  197       $  152       $ --         $  354
--------------------------------------------------------------    ----------------------   --------------------------
Capital expenditures (US$ millions)      $    3       $    3       $    2       $    1       $ --         $   --
--------------------------------------------------------------    ----------------------   --------------------------




Year ended December 31,                    2004         2003         2004         2003         2004         2003
--------------------------------------------------------------    ----------------------   --------------------------
Tons mined (thousands)                    4,715        4,178          269          272          380          557
Tons processed (thousands)                2,019        1,971          263          275          394          559
Average grade (ounces per ton)            0.130        0.143        1.178        1.432        0.149        0.170
Recovery rate (percent)                    94.0%        95.0%        93.1%        93.7%        93.1%        94.3%
--------------------------------------------------------------    ----------------------   --------------------------
Production (thousands of ounces)            247          268          290          352           55           90

Production costs per ounce
  Cash operating costs                  $   231       $  218       $   26       $    48      $  197       $ 239
  Royalties and production taxes              9            8            5             4          --          --
--------------------------------------------------------------    ----------------------   --------------------------
  Total cash costs                          240          226           31            52         197         239
  Amortization                               50           40          176           132         114         131
--------------------------------------------------------------    ----------------------   --------------------------
Total production costs                  $   290       $  266       $  207       $   184      $  311       $ 370
--------------------------------------------------------------    ----------------------   --------------------------
Capital expenditures (US$ millions)     $     8       $   10       $    7       $     5      $   --       $  --
--------------------------------------------------------------    ----------------------   --------------------------


BARRICK YEAR-END 2004                 76                         MINE STATISTICS

Mine Statistics

                                                   PERU                    TANZANIA
                                        ------------------------   -------------------------
                                                 Pierina                  Bulyanhulu
Three months ended December 31,             2004         2003         2004          2003
----------------------------------------------------------------   -------------------------
Tons mined (thousands)                     9,657       10,106          258           257
Tons processed (thousands)                 4,248           --          274           261
Average grade (ounces per ton)             0.025        0.071        0.366         0.341
Recovery rate (percent)                       --           --         88.3%         88.5%
----------------------------------------------------------------   -------------------------
Production (thousands of ounces)              94          206           89            79

Production costs per ounce
  Cash operating costs                   $   146      $    89       $  307       $   301
  Royalties and production taxes              --           --           15            15
----------------------------------------------------------------   -------------------------
  Total cash costs                           146           89          322           316
  Amortization                               165          181           70           125
----------------------------------------------------------------   -------------------------
Total production costs                   $   311      $   270       $  392       $   441
----------------------------------------------------------------   -------------------------
Capital expenditures (US$ millions)      $     6      $     8       $   20       $     9
----------------------------------------------------------------   -------------------------



Year ended December 31,                     2004         2003         2004          2003
----------------------------------------------------------------   -------------------------
Tons mined (thousands)                    40,225       39,501        1,118           945
Tons processed (thousands)                16,746       15,839        1,123           980
Average grade (ounces per ton)             0.034        0.074        0.352         0.363
Recovery rate (percent)                       --           --         88.4%         88.1%
----------------------------------------------------------------   -------------------------
Production (thousands of ounces)             646          912          350           314

Production costs per ounce
  Cash operating costs                   $   106      $    83       $  270        $  235
  Royalties and production taxes              --           --           13            11
----------------------------------------------------------------   -------------------------
  Total cash costs                           106           83          283           246
  Amortization                               165          182           99           123
----------------------------------------------------------------   -------------------------
Total production costs                   $   271      $   265       $  382        $  369
----------------------------------------------------------------   -------------------------
Capital expenditures (US$ millions)      $     8      $    17       $   46        $   36
----------------------------------------------------------------   -------------------------



BARRICK YEAR-END 2004                 77                         MINE STATISTICS

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES

For the year ended December 31,                                                 2004                                        2003
---------------------------------------------------------------------------------------  -------------------------------------------
                                                       Tons       Grade       Ounces          Tons        Grade           Ounces
Based on attributable ounces                          (000's)    (oz/ton)     (000's)        (000's)     (oz/ton)         (000's)
---------------------------------------------------------------------------------------  -------------------------------------------
NORTH AMERICA
 Goldstrike Open Pit       (proven and probable)      123,334     0.131       16,188         109,742       0.143           15,685
                           (mineral resource)          22,318     0.050        1,107          37,403       0.061            2,264
---------------------------------------------------------------------------------------  -------------------------------------------
 Goldstrike Underground    (proven and probable)        7,575     0.392        2,970           9,177       0.377            3,460
                           (mineral resource)           6,268     0.379        2,373           5,841       0.426            2,489
---------------------------------------------------------------------------------------  -------------------------------------------
 Goldstrike Property Total (proven and probable)      130,909     0.146       19,158         118,919       0.161           19,145
                           (mineral resource)          28,586     0.122        3,480          43,244       0.110            4,753
---------------------------------------------------------------------------------------  -------------------------------------------
 Round Mountain (50%)      (proven and probable)       86,983     0.018        1,538          89,852       0.018            1,583
                           (mineral resource)          45,364     0.015          666          37,770       0.017              645
---------------------------------------------------------------------------------------  -------------------------------------------
 East Archimedes           (proven and probable)       17,093     0.059        1,011               -           -                -
                           (mineral resource)           3,049     0.061          187          15,632       0.050              786
---------------------------------------------------------------------------------------  -------------------------------------------
 Hemlo (50%)               (proven and probable)       13,946     0.090        1,260          17,557       0.099            1,744
                           (mineral resource)           5,251     0.113          594           3,017       0.090              271
---------------------------------------------------------------------------------------  -------------------------------------------
 Eskay Creek               (proven and probable)          485     1.058          513             927       1.015              941
                           (mineral resource)             476     0.538          256             422       0.287              121
---------------------------------------------------------------------------------------  -------------------------------------------
 Marigold (33%)            (proven and probable)       32,244     0.023          744          31,089       0.024              737
                           (mineral resource)          17,768     0.022          387          13,334       0.020              268
---------------------------------------------------------------------------------------  -------------------------------------------
 Holt-McDermott            (proven and probable)            -         -            -             340       0.162               55
                           (mineral resource)               -         -            -             452       0.195               88
---------------------------------------------------------------------------------------  -------------------------------------------
SOUTH AMERICA
 Pascua-Lama               (proven and probable)      360,759     0.049       17,615         296,411       0.057           16,862
                           (mineral resource)          43,468     0.064        2,797         115,845       0.030            3,487
---------------------------------------------------------------------------------------  -------------------------------------------
 Veladero                  (proven and probable)      396,517     0.032       12,849         317,187       0.035           11,115
                           (mineral resource)          21,804     0.021          449          67,715       0.023            1,540
---------------------------------------------------------------------------------------  -------------------------------------------
 Lagunas Norte             (proven and probable)      229,449     0.040        9,123         159,250       0.045            7,155
                           (mineral resource)          16,153     0.024          395          25,751       0.067            1,735
---------------------------------------------------------------------------------------  -------------------------------------------
 Pierina                   (proven and probable)       65,026     0.039        2,508         61,393        0.045            2,768
                           (mineral resource)          15,363     0.022          341         25,421        0.016              419
---------------------------------------------------------------------------------------  -------------------------------------------
AUSTRALIA/AFRICA
 Kalgoorlie (50%)          (proven and probable)       87,894     0.059        5,181         97,047        0.061            5,894
                           (mineral resource)          12,798     0.068          866         44,584        0.058            2,580
---------------------------------------------------------------------------------------  -------------------------------------------
 Plutonic                  (proven and probable)       18,291     0.137        2,512         20,635        0.128            2,646
                           (mineral resource)          13,203     0.158        2,085         13,395        0.147            1,967
---------------------------------------------------------------------------------------  -------------------------------------------
 Cowal                     (proven and probable)       63,600     0.039        2,495         63,600        0.039            2,495
                           (mineral resource)          47,534     0.034        1,596         47,534        0.034            1,596
---------------------------------------------------------------------------------------  -------------------------------------------
 Lawlers                   (proven and probable)        3,222     0.126          405          3,234        0.124              402
                           (mineral resource)           4,824     0.159          765          8,777        0.129            1,136
---------------------------------------------------------------------------------------  -------------------------------------------
 Darlot                    (proven and probable)        7,142     0.147        1,048          7,627        0.149            1,135
                           (mineral resource)           3,984     0.119          473          4,194        0.130              546
---------------------------------------------------------------------------------------  -------------------------------------------
 Bulyanhulu                (proven and probable)       23,913     0.443       10,596         27,882        0.391           10,907
                           (mineral resource)           4,253     0.546        2,321          4,300        0.440            1,894
---------------------------------------------------------------------------------------  -------------------------------------------
 Tulawaka (70%)            (proven and probable)        1,077     0.355          382          1,093        0.337              368
                           (mineral resource)             584     0.068           40            680        0.066               45
---------------------------------------------------------------------------------------  -------------------------------------------
 Buzwagi                   (proven and probable)            -         -            -              -            -                -
                           (mineral resource)          27,127     0.074        2,016              -            -                -
---------------------------------------------------------------------------------------  -------------------------------------------
OTHER                      (proven and probable)          287     0.411          118              -            -                -
                           (mineral resource)           4,702     0.158          744          4,722        0.170              812
---------------------------------------------------------------------------------------  -------------------------------------------


TOTAL                      (proven and probable)    1,538,837     0.058       89,056      1,314,043        0.065           85,952
                           (mineral resource)         316,291     0.065       20,458        476,839        0.052           24,689
---------------------------------------------------------------------------------------  -------------------------------------------




BARRICK YEAR-END 2004              78     MINERAL RESERVES AND MINERAL RESOURCES

GOLD MINERAL RESERVES(1)


As at December 31, 2004                                PROVEN                       PROBABLE                              TOTAL
--------------------------------------------------------------  -----------------------------  ----------------------------------
                                 Tons       Grade      Ounces     Tons      Grade    Ounces      Tons       Grade        Ounces
Based on attributable ounces    (000's)    (oz/ton)    (000's)   (000's)   (oz/ton)  (000's)    (000's)     (oz/ton)    (000's)
--------------------------------------------------------------  -----------------------------  ----------------------------------
NORTH AMERICA

  Goldstrike Open Pit            66,943      0.121      8,077      56,391    0.144   8,111      123,334      0.131      16,188

  Goldstrike Underground          2,871      0.494      1,419       4,704    0.330   1,551        7,575      0.392       2,970

  Goldstrike Property Total      69,814      0.136      9,496      61,095    0.158   9,662      130,909      0.146      19,158

  Round Mountain (50%)           50,123      0.017        831      36,860    0.019     707       86,983      0.018       1,538

  East Archimedes                 7,363      0.061        446       9,730    0.058     565       17,093      0.059       1,011

  Hemlo (50%)                     8,611      0.103        885       5,335    0.070     375       13,946      0.090       1,260

  Eskay Creek                       233      1.124        262         252    0.996     251          485      1.058         513

  Marigold (33%)                 17,777      0.024        421      14,467    0.022     323       32,244      0.023         744
--------------------------------------------------------------  -----------------------------  ----------------------------------

SOUTH AMERICA

  Pascua-Lama                    35,124      0.058      2,035     325,635    0.048  15,580      360,759      0.049      17,615

  Veladero                       21,306      0.038        799     375,211    0.032  12,050      396,517      0.032      12,849

  Lagunas Norte                   4,644      0.044        206     224,805    0.040   8,917      229,449      0.040       9,123

  Pierina                        26,234      0.055      1,446      38,792    0.027   1,062       65,026      0.039       2,508
--------------------------------------------------------------  -----------------------------  ----------------------------------

AUSTRALIA/AFRICA

  Kalgoorlie (50%)               48,079      0.055      2,621      39,815    0.064   2,560       87,894      0.059       5,181

  Plutonic                          358      0.025          9      17,933    0.140   2,503       18,291      0.137       2,512

  Cowal                           5,191      0.046        238      58,409    0.039   2,257       63,600      0.039       2,495

  Lawlers                         1,082      0.124        134       2,140    0.127     271        3,222      0.126         405

  Darlot                          2,798      0.120        337       4,344    0.164     711        7,142      0.147       1,048

  Bulyanhulu                      1,915      0.401        767      21,998    0.447   9,829       23,913      0.443      10,596

  Tulawaka (70%)                     22      0.273          6       1,055    0.356     376        1,077      0.355         382
--------------------------------------------------------------  -----------------------------  ----------------------------------

OTHER                                 -         -           -         287    0.411     118          287      0.411         118
--------------------------------------------------------------  -----------------------------  ----------------------------------


TOTAL                           300,674      0.070     20,939   1,238,163    0.055  68,117    1,538,837      0.058      89,056
--------------------------------------------------------------  -----------------------------  ----------------------------------


(1)  See accompanying footnote on next page.



BARRICK YEAR-END 2004              79     MINERAL RESERVES AND MINERAL RESOURCES

MINERAL RESERVES AND MINERAL RESOURCES NOTE

Mineral reserves ("reserves") have been calculated as at December 31, 2004 in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for the United States, in accordance with Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange Commission. Calculations have been prepared by employees of Barrick under the supervision of Rene L. Marion, P.Eng., Vice-President, Technical Services of Barrick. Except as noted below, reserves have been calculated using an assumed gold price of US$375 per ounce, a silver price of US$5.50 per ounce and an exchange rate of $1.45 Can$/US$. Reserves at the Australian properties assumed a gold price of Aus$560 per ounce. Reserves at the Hemlo property assumed a gold price of US$350 per ounce and an exchange rate of $1.35 Can$/US$. Reserves at Round Mountain are based on pit designs consistent with a gold price of US$375 per ounce. Reserves at the Marigold property assumed a gold price of US$350 per ounce. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Cost estimates at each Australian property assumed an exchange rate of $0.70 US$/Aus$. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick's normal data verification procedures have been employed in connection with the calculations. For a more detailed description of the methods used in calculating Barrick's reserves and resources, see Barrick's most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.


BARRICK YEAR-END 2004              80     MINERAL RESERVES AND MINERAL RESOURCES

GOLD MINERAL RESOURCES(1)

As at December 31, 2004                        MEASURED (M)                   INDICATED (I)   (M)+(I)                       INFERRED
-----------------------------------------------------------  ------------------------------   -------   ----------------------------
                                Tons      Grade      Ounces    Tons        Grade     Ounces    Ounces    Tons      Grade     Ounces
Based on attributable ounces   (000's)   (oz/ton)   (000's)  (000's)     (oz/ton)   (000's)   (000's)   (000's)   (oz/ton)   (000's)
-----------------------------------------------------------  ------------------------------   -------   ----------------------------
NORTH AMERICA

 Goldstrike Open Pit          12,119       0.054      651    10,199        0.045       456     1,107       722       0.073      53

 Goldstrike Underground        2,114       0.361      764     4,154        0.387     1,609     2,373     6,899       0.346   2,388

 Goldstrike Property Total    14,233       0.099    1,415    14,353        0.144     2,065     3,480     7,621       0.320   2,441

 Round Mountain (50%)         21,734       0.013      272    23,630        0.017       394       666    43,171       0.013     562

 East Archimedes                 979       0.063       62     2,070        0.060       125       187         -           -       -

 Hemlo (50%)                   1,800       0.091      163     3,451        0.125       431       594     4,233       0.144     608

 Eskay Creek                     156       0.558       87       320        0.528       169       256       280       0.496     139

 Marigold (33%)                7,500       0.021      154    10,268        0.023       233       387    61,477       0.014     859
-----------------------------------------------------------  ------------------------------   -------   ----------------------------

SOUTH AMERICA

 Pascua-Lama                   5,724       0.058      333    37,744        0.065     2,464     2,797    36,728       0.044   1,613

 Veladero                      1,092       0.020       22    20,712        0.021       427       449    63,110       0.017   1,045

 Lagunas Norte                   277       0.025        7    15,876        0.024       388       395     9,718       0.022     215

 Pierina                       4,305       0.030      128    11,058        0.019       213       341       101       0.010       1
-----------------------------------------------------------  ------------------------------   -------   ----------------------------

AUSTRALIA/AFRICA

 Kalgoorlie (50%)              3,907       0.066      258     8,891        0.068       608       866       588       0.056      33

 Plutonic                        349       0.221       77    12,854        0.156     2,008     2,085    10,349       0.192   1,988

 Cowal                         2,594       0.038       98    44,940        0.033     1,498     1,596    31,053       0.033   1,011

 Lawlers                         244       0.098       24     4,580        0.162       741       765     1,114       0.139     155

 Darlot                        1,089       0.148      161     2,895        0.108       312       473       127       0.213      27

 Bulyanhulu                        -           -        -     4,253        0.546     2,321     2,321     4,303       0.587   2,526

 Tulawaka (70%)                    -           -        -       584        0.068        40        40       161       0.075      12

 Buzwagi                          69       0.072        5    27,058        0.074     2,011     2,016       804       0.056      45
-----------------------------------------------------------  ------------------------------   -------   ----------------------------

OTHER                                                         4,702        0.158       744       744     4,802       0.139     669
-----------------------------------------------------------  ------------------------------   -------   ----------------------------

TOTAL                         66,052       0.049    3,266   250,239        0.069    17,192    20,458   279,740       0.059  13,949
-----------------------------------------------------------  ------------------------------   -------   ----------------------------




(1)  Resources which are not reserves have demonstrated economic viability.






BARRICK YEAR-END 2004              81     MINERAL RESERVES AND MINERAL RESOURCES

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES(1)


--------------------------------------------------------------------------------
Assumed metal prices; Gold: US$375/oz Silver: US$5.50/oz Copper: US$0.90/lb
--------------------------------------------------------------------------------

For the year ended Dec. 31, 2004        PROVEN                         PROBABLE                                       TOTAL
----------------------------------------------   ------------------------------  ------------------------------------------
                                                                                                                    Process
                     Tons      Grade    Ounces       Tons       Grade    Ounces      Tons      Grade    Ounces     recovery
                    (000s)    (oz/ton)  (000s)      (000s)    (oz/ton)   (000s)     (000s)    (oz/ton)  (000s)         %
----------------------------------------------   ------------------------------  ------------------------------------------
AFRICA
 Bulyanhulu          1,915       0.30      566      21,998       0.35    7,668      23,913       0.34    8,234     65.0%
----------------------------------------------   ------------------------------  ------------------------------------------
NORTH AMERICA
 Eskay Creek           189      67.93   12,838         295      34.72   10,241         484      47.68   23,079     91.4%
----------------------------------------------   ------------------------------  ------------------------------------------
SOUTH AMERICA
 Lagunas Norte       4,644       0.11      514     224,805       0.10   22,704     229,449       0.10   23,218     22.3%
 Pascua-Lama        35,124       1.93   67,693     325,635       1.77  575,492     360,759       1.78  643,185     77.8%
 Pierina            26,234       0.24    6,223      38,792       0.16    6,335      65,026       0.19   12,558     32.7%
 Veladero           21,306       0.54   11,538     375,211       0.50  188,785     396,517       0.51  200,323      6.8%
----------------------------------------------   ------------------------------  ------------------------------------------

TOTAL               89,412       1.11   99,372     986,736       0.82  811,225   1,076,148       0.85  910,597     60.4%
----------------------------------------------   ------------------------------  ------------------------------------------

(1) Silver is accounted for as a by-product credit against reported or projected gold production costs.



CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES

For the year ended Dec. 31, 2004  MEASURED (M)                        INDICATED (I)              TOTAL (M)+(I)
----------------------------------------------   ------------------------------  ---------------------------------

                     Tons      Grade    Ounces       Tons       Grade    Ounces      Tons      Grade    Ounces
                    (000s)    (oz/ton)  (000s)      (000s)    (oz/ton)   (000s)     (000s)    (oz/ton)  (000s)
----------------------------------------------   ------------------------------  ---------------------------------
AFRICA
 Bulyanhulu              -          -        -       4,253       0.342   1,454       4,253       0.342   1,454
----------------------------------------------   ------------------------------  ---------------------------------
NORTH AMERICA
 Eskay Creek           156      22.346   3,486         320      17.641   5,645         476      19.183   9,131
----------------------------------------------   ------------------------------  ---------------------------------
SOUTH AMERICA
 Lagunas Norte         277       0.155      43      15,876       0.124   1,971      16,153       0.125   2,014
 Pascua-Lama         5,724       1.548   8,862      37,744       1.498  56,543      43,468       1.505  65,405
 Pierina             4,305       0.206     866      11,058       0.019     213      15,363       0.072   1,099
 Veladero            1,092       0.392     428      20,712       0.364   7,531      21,804       0.365   7,959
----------------------------------------------   ------------------------------  ---------------------------------

TOTAL               11,554       1.186  13,705      89,963       0.815  73,357     101,517       0.858  87,062
----------------------------------------------   ------------------------------  ---------------------------------



BARRICK YEAR-END 2004              82     MINERAL RESERVES AND MINERAL RESOURCES


CORPORATE OFFICE                                                          TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation                                                  CIBC Mellon Trust Company
BCE Place, Canada Trust Tower, Suite 3700                                 P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212                                              Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1                                                   Tel:  (416) 643-5500
Tel: (416) 861-9911   Fax: (416) 861-0727                                 Toll-free throughout North America:  1-800-387-0825
Toll-free within Canada and United States:  1-800-720-7415                Fax:  (416) 643-5501
Email: investor@barrick.com                                               Email: inquiries@cibcmellon.ca
Website:  www.barrick.com                                                 Website: www.cibcmellon.com

SHARES LISTED                                                             Mellon Investor Services L.L.C.
ABX - The Toronto Stock Exchange                                          85 Challenger Road, Overpeck Center
      The New York Stock Exchange                                         Ridgefield Park, New Jersey 07660
      The Swiss Stock Exchange                                            Tel: (201) 329-8660
      La Bourse de Paris                                                  Toll-free within the United States:
BGD - The London Stock Exchange                                           1-800-589-9836
                                                                          Website:  www.mellon-investor.com

INVESTOR CONTACT                                                          MEDIA CONTACT
Darren Blasutti                                                           Vincent Borg
Vice President, Investor Relations                                        Vice President, Corporate Communications
Tel: (416) 307-7341                                                       Tel: (416) 307-7477
Email: dblasutti@barrick.com                                              Email: vborg@barrick.com





FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Year End Report 2004, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Year End Report 2004 are qualified by these cautionary statements. Specific reference is made to Barrick's most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
    We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.